

Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
JSE code: SOL ISIN: ZAE000006896
NYSE code: SSL ISIN: US8038663006

The definitions and interpretations commencing on page 9 of this Circular apply throughout this document.

A Circular to Shareholders relating to the approval of a proposed 10% black economic empowerment transaction and specifically:

- ***the amendment of Sasol's memorandum and articles of association to create Sasol Preferred Ordinary Shares and the corresponding alteration of Sasol's authorised share capital;***
- ***the amendment of Sasol's memorandum and articles of association to create Sasol BEE Ordinary Shares and the corresponding alteration of Sasol's authorised share capital;***
- ***the specific issue of Sasol Ordinary Shares to the Employee Trusts and to the Sasol Inzalo Foundation;***
- ***the specific issue of Sasol Preferred Ordinary Shares to Groups FundCo and to Public FundCo;***
- ***the specific issue of Sasol BEE Ordinary Shares to the Black Public;***
- ***the specific repurchase of Sasol Ordinary Shares at the end of the Empowerment Period;***
- ***the giving of financial assistance, pursuant to section 38(2A) of the Companies Act for the subscription for shares in the capital of Sasol amongst others; and***
- ***the participation of Black executive Directors and Black Managers in the Transaction,***

and including:

- ***a notice of General Meeting; and***
- ***a form of proxy for the General Meeting (green) (for use by Certificated Shareholders and Dematerialised Shareholders with "own name" registration only).***

24 April 2008

Merchant bank, transaction sponsor, co-debt arranger and co-funder	Attorneys to Sasol in South Africa	Attorneys to Sasol in the United States	Co-debt arranger and co-funder	Advisor to Sasol on Sasol Inzalo Black Public Invitations
Rand Merchant Bank (A division of FirstRand Bank Limited)	edward nathan sonnenbergs	Shearman & Sterling LLP	Standard Bank	National Empowerment Fund (Growing Black Economic Participation)
Sponsor	**Attorneys to Groups InvestCo, Groups FundCo, Public InvestCo and Public FundCo**	**Attorneys to the arrangers and to the preference share funders**	**Reporting accountant and auditor**	**Independent Expert**
Deutsche Securities (Member of the Deutsche Bank Group)	Prinsloo, Tindle & Andropoulos Inc. Attorneys	Werksmans Attorneys	KPMG	Deloitte. Corporate Finance Division, Deloitte & Touche, Registered Auditors



















*If you have any questions regarding this Circular
or require assistance completing the form of proxy
attached to this Circular,
please call the Sasol Shareholder
information line on*

0800 222 000

(or +27 11 373 0048

if phoning from outside South Africa)

ℂomputershare

IMPORTANT INFORMATION

The definitions and interpretations commencing on page 9 of this Circular apply to this section on important information.

This Circular does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful. No action has been, or will be, taken to permit a public offering in any jurisdiction where action would be required for that purpose.

The shares that will be allocated in terms of the Sasol Inzalo BEE Transaction have not been and will not be registered with the United States Securities and Exchange Commission under the US Securities Act of 1933, as amended, or any securities laws of any state of the United States and may not be offered or sold in the United States absent an exemption from registration requirements.

Forward-looking statements

This Circular includes "forward-looking information" within the meaning of Section 27A of the Securities Services Act of 2004, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: the economic outlook for the oil industry; expectations regarding oil prices; production; cash costs and other operating results; growth prospects and the outlook of Sasol's operations. These forward-looking statements are not based on historical facts, but rather reflect Sasol's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential" or other similar words and phrases. Similarly, statements that describe Sasol's objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Sasol's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although Sasol believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

Applicable laws

The Sasol Inzalo BEE Transaction is governed by the laws of South Africa and is subject to any applicable South African laws and regulations, including the South African Exchange Control Regulations. Shareholders should consult an appropriate independent professional advisor without delay if they are in any doubt as to their position, including their tax status, arising from the contents of this Circular.

CORPORATE INFORMATION

Company secretary and Registered Office of Sasol

Dr N L Joubert
B Iur, LLB, LLD
1 Sturdee Avenue
Rosebank, 2196
South Africa
(PO Box 5486, Johannesburg, 2000)

Attorneys to Sasol

<u>South Africa</u>

Edward Nathan Sonnenbergs Inc.
150 West Street
Sandton, 2196
South Africa
(PO Box 783347, Sandton, 2146)

<u>United States of America</u>

Shearman & Sterling LLP
114, avenue des Champs-Elysées
75008 Paris
France

Attorneys to Groups InvestCo, Groups FundCo, Public InvestCo and Public FundCo

Prinsloo, Tindle and Andropoulos Inc.
First Floor, 17 Fricker Road, Illovo Boulevard, Illovo
Johannesburg, 2196
South Africa
(PO Box 55024, Northlands, 2116)

Co-debt arranger and co-funder

The Standard Bank of South Africa Limited
3 Simmonds Street
Johannesburg, 2001
South Africa
(PO Box 61344, Marshalltown, 2107)

Merchant bank, transaction sponsor, co-debt arranger and co-funder

Rand Merchant Bank
(A division of FirstRand Bank Limited)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
South Africa
(PO Box 786273, Sandton, 2146)

Copies of this document, in English only, may be obtained from the Transfer Secretaries of Sasol, whose address is set out above.

Sponsor

Deutsche Securities (SA) (Proprietary) Limited
3rd Floor, 3 Exchange Square
87 Maude Street
Sandton, 2196
South Africa
(Private Bag X9933, Sandton, 2146)

Reporting accountant and auditor

KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown, 2193
South Africa
(Private Bag 9, Parkview, 2122)

Independent Expert

Deloitte & Touche Corporate Finance
Building 6
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2146
South Africa
(Private Bag X6, Gallo Manor, 2052)

Transfer Secretaries

Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107)

Advisor to Sasol on Sasol Inzalo Black Public Invitations

National Empowerment Fund Trust
West Block
187 Rivonia Road
Morningside, 2057
South Africa
(PO Box 31, Melrose Arch, Melrose North, 2076)

TABLE OF CONTENTS

ACTIONS REQUIRED BY SASOL SHAREHOLDERS

The definitions and interpretations commencing on page 9 of this Circular apply to this section on actions required by Shareholders.

Please take careful note of the following provisions regarding the actions required by Shareholders.

If you are in any doubt as to what actions to take, consult your CSDP, Broker, attorney, banker or other professional advisor immediately.

If you have disposed of all of your Sasol Ordinary Shares, this Circular should be handed to the purchaser of such shares or the Broker, banker or other agent who disposed of your Sasol Ordinary Shares on your behalf.

1. **ACTION REQUIRED BY SHAREHOLDERS REGARDING THE GENERAL MEETING**

   A General Meeting will be held to consider and, if deemed fit, pass the resolutions required to implement the Sasol Inzalo BEE Transaction. A notice convening the General Meeting is attached to and forms part of this Circular.

   Please take careful note of the following provisions relating to the action required by Shareholders regarding the General Meeting.

   1.1 **If you have Dematerialised your Sasol Ordinary Shares other than with "own name" registration:**

      1.1.1 **Attendance and representation at the General Meeting**

         In accordance with the mandate between you and your CSDP/Broker, you must advise your CSDP/Broker if you wish to attend the General Meeting and your CSDP/Broker will issue the necessary letter of representation to you to enable you to attend and vote at the General Meeting.

      1.1.2 **Voting at the General Meeting**

         1.1.2.1 *If you do not obtain a letter of representation, your CSDP/Broker should contact you to ascertain how you wish to cast your vote at the General Meeting and thereafter will cast its vote in respect of your Sasol Ordinary Shares in accordance with your instructions.*

         1.1.2.2 *If you have not been contacted by your CSDP/Broker, it would be advisable for you to contact your CSDP/Broker and furnish it with your voting instructions.*

         1.1.2.3 *If your CSDP/Broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP/Broker.*

         1.1.2.4 **DO NOT** *complete the attached form of proxy (green).*

   1.2 **If you have not Dematerialised your Sasol Ordinary Shares:**

      Voting and attendance at the General Meeting

      1.2.1 *You may attend the General Meeting in person and may vote at the General Meeting. Alternatively, you may appoint a proxy or proxies to attend the General Meeting, speak, and on a poll, vote in your stead.*

      1.2.2 *You may appoint a proxy to represent you at the General Meeting by completing the attached form of proxy (green) in accordance with the instructions it contains and return it to the Transfer Secretaries to be received by no later than 09:00 on 14 May 2008.*

   1.3 **If you have Dematerialised your Sasol Ordinary Shares with "own name" registration:**

      Paragraph 1.2 above is applicable to you.

      If you wish to Dematerialise your Sasol Ordinary Shares, please contact your CSDP/Broker.

   1.4 **Sasol ADR Holders**

      Registered holders who hold their ADRs in physical form will receive a proxy card and voting instructions from the Bank of New York. Beneficial holders who hold their ADRs in book entry form will receive their proxy card and voting instructions from their Broker.

IMPORTANT DATES AND TIMES

The definitions and interpretations commencing on page 9 of this Circular apply to this section on important dates and times.

	2008
Circular and notice of General Meeting posted to Shareholders on or about	*Thursday, 24 April*
Last day for receipt of forms of proxy for the General Meeting by 09:00 on	*Wednesday, 14 May*
General Meeting to be held at 09:00 at the Registered Office of Sasol on	*Friday, 16 May*
Results of the General Meeting released on SENS on	*Friday, 16 May*
Special resolutions lodged with CIPRO on or about	*Monday, 19 May*
Results of the General Meeting published in the press on	*Monday, 19 May*

Notes:

1. *These dates and times are subject to change. Any material change will be published on SENS and in the press.*

2. *All times given in this Circular are local times in South Africa.*

SUMMARY

The definitions and interpretations commencing on page 9 of this Circular apply to this summary section.

1. INTRODUCTION

On 10 September 2007, Shareholders were advised of Sasol's intention to conclude, subject to Shareholders' approval, a broad-based BEE ownership transaction equal to 10% of its issued share capital. This Transaction has since been named the Sasol Inzalo BEE Transaction. "Inzalo" is an expressive word that signifies birth, creation of life and new beginnings. The detailed terms of the Sasol Inzalo BEE Transaction were released on SENS on 25 March 2008 and published in the press on 26 March 2008.

If approved by Shareholders, Sasol will conclude the Transaction which will be equal to 10% of its issued share capital, as at 18 March 2008. Unless indicated otherwise, the BEE ownership percentages referred to in this Circular are before giving effect to the Sasol Inzalo BEE Transaction. Black ownership will be 8,3% which represents an effective 19,7% of Sasol's South African business in terms of the Codes. In calculating equity ownership by Black People for purposes of the Codes, Sasol is required to exclude, inter alia, ownership by organs of state, public entities and mandated investments (as contemplated in the Codes). Furthermore, although the BEE Participants will benefit from Sasol's domestic and international growth, Sasol is required to implement BEE with respect to its South African assets only.

Sasol's current share repurchase programme, initiated on 7 March 2007, has resulted in the purchase of 5,9% of Sasol Ordinary Shares as at the Last Practicable Date, by Sasol Investment Company (Proprietary) Limited, a wholly-owned subsidiary of Sasol. This purchase will, to some extent, reduce dilution to existing Shareholders. After the implementation of the Transaction, and assuming no further Sasol Ordinary Shares are purchased in accordance with Sasol's current share repurchase programme, the total Transaction will represent 9,6% of Sasol's issued share capital.

2. OWNERSHIP AND FUNDING STRUCTURE

The Sasol Inzalo BEE Transaction will be structured as follows:



Sasol Employees
Sasol Black Managers
Beneficiaries
Selected Participants and Groups Facilitation Trust
Black Public and Public Facilitation Trust
100%
100%
Groups InvestCo
Public InvestCo
100%
100%
100%
100%
Employee Trusts
Sasol Inzalo Foundation
Groups FundCo
Public FundCo
4% (Sasol Ordinary Shares)
1,5% (Sasol Ordinary Shares)
1,5% (Sasol Preferred Ordinary Shares)
2,6% (Sasol Preferred Ordinary Shares)*
0,4% (Sasol BEE Ordinary Shares)*
Sasol Limited

* *The total number of Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares issued to the Black Public under the Sasol Inzalo Public Invitations will together not exceed 3,0% of Sasol's issued share capital in aggregate.*

The following BEE Participants will acquire indirect and/or direct ownership in Sasol's issued share capital as follows:

- *Sasol Employees and Black Managers through the Employee Trusts – 4,0%;*
- *the Sasol Inzalo Foundation – 1,5%;*
- *Selected Participants through Groups InvestCo and Groups FundCo – 1,5%; and*
- *the Black Public through:*
  - *the Funded Invitation via Public InvestCo and Public FundCo – 2,6%; and/or*
  - *the Cash Invitation – 0,4%.*

In order to give effect to the Transaction, Sasol will issue to the BEE Shareholders:

- *25 231 686 Sasol Ordinary Shares (R11 127 million at the closing share price of R441 on the Last Practicable Date) at a nominal value of R0,01 per share to the Employee Trusts, subject to Sasol's Repurchase Right at the end of the Empowerment Period;*
- *9 461 882 Sasol Ordinary Shares (R4 173 million at the closing share price of R441 on the Last Practicable Date) at a nominal value of R0,01 per share to the Sasol Inzalo Foundation, subject to Sasol's Repurchase Right at the end of the Empowerment Period;*
- *9 461 882 Sasol Preferred Ordinary Shares (R4 173 million at the closing share price of R441 on the Last Practicable Date) at R366 per share ("Issue Price"), being the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008 to Groups FundCo;*
- *16 085 200 Sasol Preferred Ordinary Shares at the Issue Price, to Public FundCo (R7 093 million at the closing share price of R441 on the Last Practicable Date); and*
- *2 838 564 Sasol BEE Ordinary Shares (R1 252 million at the closing share price of R441 on the Last Practicable Date) at the Issue Price to members of the Black Public participating in the Cash Invitation at the Issue Price.*

The Employee Trusts and the Sasol Inzalo Foundation will be funded entirely through Sasol facilitation whilst Groups FundCo and Public FundCo will be funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol), with appropriate Sasol facilitation. The Cash Invitation will be financed entirely by participants from their own resources.

This Circular sets out the details of the Sasol Inzalo BEE Transaction and the proposed financing arrangements required to implement the Transaction. Attached to this Circular is a notice convening a General Meeting of Shareholders and containing the resolutions required to implement the Sasol Inzalo BEE Transaction. The annexures to this Circular, which serve as background information to assist Shareholders in deciding on the appropriate action to take, include:

- *the Independent Expert's fairness opinion on the issue of the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares;*
- *the reporting accountant's report on the pro forma financial effects of the Sasol Inzalo BEE Transaction;*
- *the price history of Sasol Ordinary Shares on the JSE;*
- *the pro forma income statement, statements of comprehensive income, financial position and changes in equity;*
- *a description of and information on Selected Participants;*
- *information on Directors;*
- *formulae pertaining to the Repurchase Right under the Sasol Inzalo Schemes and the Sasol Inzalo Foundation; and*
- *litigation material to Sasol.*

A form of proxy (green) to vote in favour of or against the resolutions proposed at the General Meeting or to abstain from voting on the resolutions, for use only by Certificated Shareholders and Dematerialised Shareholders with "own name" registration, is attached to this Circular.

DEFINITIONS AND INTERPRETATIONS

Unless the context indicates otherwise:

– *reference to the singular shall include the plural and vice versa;*

– *words and expressions denoting one gender include the others;*

– *words and expressions denoting natural persons include legal persons and associations of persons; and*

– *the words and expressions in the first column have the meanings stated opposite them in the second column.*

"A Preference Shares"	class A cumulative redeemable fixed rate preference shares with a par value of R0,01 each in the issued share capital of the Funding Companies;
"Abrina"	Abrina 5604 Limited, registration number 2007/022455/06, a limited liability public, unlisted company incorporated in South Africa;
"ADR"	American Depositary Receipts, each representing ownership in one Sasol Ordinary Share;
"ADR Holders"	holders of Sasol ADRs;
"Articles"	articles of association;
"B Preference Shares"	class B cumulative redeemable fixed rate preference shares with a par value of R0,01 each in the issued share capital of the Funding Companies;
"BEE"	black economic empowerment;
"BEE Act"	means the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, and any regulations promulgated thereunder;
"BEE Participants"	the participants which will acquire indirect, or in the case of the Sasol Inzalo Foundation and the Black Public participating in the Cash Invitation, direct, ownership in Sasol through the Sasol Inzalo BEE Transaction, namely: – *Sasol Employees and Black Managers;* – *Sasol Inzalo Foundation;* – *Selected Participants and Groups Facilitation Trust; and* – *the Black Public and Public Facilitation Trust;*
"BEE Shareholders"	collectively, Employee Trusts, Sasol Inzalo Foundation, the Funding Companies,and the Cash Invitation participants;
"Black Company"	a company incorporated in accordance with the laws of South Africa and having a shareholding in which one or more Black Person/s: • *beneficially owns or own, on an effective flow-through basis (as such term is contemplated in the Codes), more than 50% of the ordinary shares or other equity interest of such company; and* • *is or are entitled to more than 50% of all economic interest in relation to such ordinary shares or other equity interest of such company,* and a reference to "company" shall be applied appropriately to a close corporation or other such incorporated entity;
"Black Entities"	a trust, partnership, joint venture, "stokvel", Broad-Based Ownership Scheme (as contemplated in the Codes) or other such unincorporated entity or association, which has as the majority of its beneficiaries and trustees or other such representative of its governing body (as the case may be), Black Companies and/or Black People;
"Black Groups"	Black Companies and Black Entities;
"Black Managers"	permanent Sasol Group employees at employment level 4 and above (i.e. senior Sasol managers and executive Directors of Sasol), or whose names are listed in the relevant schedule of the trust deed constituting the Sasol Inzalo Management Trust, who are Black People;

"Black People" or "Black Person"	the most stringent definition of "black people" contained in any of the BEE Act, the Codes or the Charter, from time to time, which, as at the Last Practicable Date, is the one contained in the Codes which defines "black people" to mean Africans, Coloureds and Indians who are natural persons and who are South African citizens by (i) birth or descent, or (ii) naturalisation occurring (a) prior to the commencement date of the Constitution of the Republic of South Africa or (b) after that date but who would have qualified for naturalisation prior to that date if it were not for the apartheid policies then in place in South Africa. "Black" shall have a similar meaning when used as an adjective;
"Black Public"	Black People and Black Groups;
"Board"	the board of Directors of Sasol;
"Broad-based Groups"	Black Groups, selected by Sasol as Selected Participants, involved in skills development and capacity building particularly in mathematics, science and technology and Black Groups, selected by Sasol as Selected Participants, focusing on community upliftment projects in the vicinity of Sasol's main plants in South Africa, namely Secunda and Sasolburg;
"Broker"	any person registered as a "broking member (equities)" in terms of the JSE Listings Requirements made in accordance with the provisions of the Securities Services Act of 2004, as amended;
"Business Day"	any day other than a Saturday, Sunday or public holiday in South Africa;
"C Preference Shares"	class C cumulative redeemable floating rate preference shares with a par value of R0,01 each in the issued share capital of the Funding Companies;
"Call Option"	Sasol's right to exercise the option to acquire some or all of the Preference Shares on the occurrence of certain events which can result in an event of default as detailed in paragraph 12.7;
"Cash Invitation"	invitation to the South African Black Public to make offers, in terms of which, if accepted by Sasol, participants will subscribe for Sasol BEE Ordinary Shares for cash;
"Certificated Shareholders"	holders of Certificated Sasol Ordinary Shares;
"Certificated Sasol Ordinary Shares"	Sasol Ordinary Shares which are not Dematerialised, title to which is represented by a share certificate or other Document of Title;
"Charter"	• the Charter for the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry adopted by the South African liquid fuels industry in November 2000;
	• the Broad-Based Socio-Economic Empowerment Charter for the Mining Industry as developed in terms of the Mineral and Petroleum Resources Development Act, 2002;
	• any other charter which may be applicable to Sasol and/or its subsidiaries,
	including any amended or replacement charter;
"CIPRO"	the Companies and Intellectual Property Registration Office;
"Circular"	this document and all annexures and attachments hereto;
"Codes"	Broad-Based Black Economic Empowerment Codes of Good Practice gazetted by the Department of Trade and Industry on 9 February 2007;
"Companies Act"	the Companies Act of 1973, as amended;
"CSDP"	Central Securities Depository Participant;
"D Preference Shares"	class D cumulative redeemable floating rate preference shares with a par value of R0,01 each in the issued share capital of the Funding Companies;
"Deed of Adherence"	a deed of adherence to the Governing Agreement concluded between the relevant Selected Participants, Sasol, Groups InvestCo and Groups FundCo;
"Dematerialised"	the process by which Certificated Sasol Ordinary Shares are or are to be converted into electronic form under Strate for trading on the JSE;

"Dematerialised Sasol Ordinary Shares"	Sasol Ordinary Shares which have been incorporated into the Strate system and which are no longer evidenced by physical Documents of Title;
"Dematerialised Shareholders"	holders of Dematerialised Sasol Ordinary Shares;
"Directors" or "Sasol Directors"	the directors of Sasol;
"Documents of Title"	valid share certificate(s), certificated transfer deed(s), balance receipts or any other Documents of Title acceptable to Sasol in respect of Sasol Ordinary Shares;
"E Preference Shares"	class E cumulative redeemable preference shares with a par value of R0,01 each in the issued share capital of the Funding Companies;
"Effective Date"	first Business Day after the fulfilment or waiver, as the case may be, of the last suspensive condition listed in the relevant agreements concluded regarding each element of the Sasol Inzalo BEE Transaction;
"Employee Scheme"	the Sasol Inzalo Employee Scheme established for the benefit of the Sasol Employees;
"Employee Trusts"	collectively, the Sasol Inzalo Employee Trust and Sasol Inzalo Management Trust;
"Empowerment Period"	a period of ten years commencing on the Effective Date or such shorter period as may be determined by Sasol;
"F Preference Share"	class F preference share with a par value of R0,01 each in the issued share capital of the Funding Companies;
"Financing Institutions"	collectively, the holders of the A Preference Shares, B Preference Shares and C Preference Shares or any one of them as the context may determine;
"Financing Agreements"	agreements concluded with the Financing Institutions to facilitate the financing of the subscription for Sasol Preferred Ordinary Shares by the Funding Companies;
"Forward Prime"	the applicable 10 year JIBAR swap at or before the applicable Effective Date, plus 3,75%;
"Funded Invitation"	the invitation to the South African Black Public to make offers, in terms of which, if accepted by Public InvestCo, participants will indirectly acquire shares in Sasol through Public InvestCo and Public FundCo;
"Funding Companies"	collectively, Groups FundCo and Public FundCo;
"General Meeting"	the General Meeting of Shareholders to be held at 09:00 on Friday, 16 May 2008, at the Registered Office of Sasol;
"Governing Agreement"	the agreement dated 7 April 2008, concluded between Sasol, Groups InvestCo and Groups FundCo and to which the Selected Participants are party by their execution of Deeds of Adherence;
"Groups Facilitation Trust"	The Sasol Inzalo Groups Facilitation Trust, IT reference number 1183/2008, established to own ordinary shares in Groups InvestCo under the circumstances provided for in paragraph 9.1;
"Groups FundCo"	Sasol Inzalo Groups Funding (Proprietary) Limited, registration number 2007/030536/07, a limited liability private company incorporated in South Africa;
"Groups InvestCo"	Sasol Inzalo Groups Limited, registration number 2008/000369/06, a limited liability public, unlisted company incorporated in South Africa;
"Independent Expert"	Deloitte & Touche Corporate Finance;
"InvestCo Preference Share"	a preference share in the issued share capital of each of the Investment Companies;
"Investment Companies"	collectively, Groups InvestCo and Public InvestCo;
"Involved Groups"	Black Groups involved in Sasol's business as either trade unions, suppliers, customers or franchisees, selected by Sasol as Selected Participants;
"Issue Price"	R366, being the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008, being the last day prior to the Board reaching a decision on the Issue Price;

"JIBAR"	Johannesburg Inter-Bank Agreed Rate;
"JSE"	the exchange operated by JSE Limited (registration number 2005/022939/06), a public company registered and incorporated in South Africa;
"Last Practicable Date"	Tuesday, 15 April 2008, being the last practicable date prior to the finalisation of the Circular;
"Management Scheme"	the Sasol Inzalo Management Scheme established for the benefit of the Black Managers;
"NASDAQ"	National Association of Securities Dealers Automated Quotations;
"NEF"	National Empowerment Fund Trust, established in terms of the National Empowerment Fund Act of 1998, as amended;
"NYSE"	the New York Stock Exchange Inc., a stock exchange operated by NYSE Euronext, Inc;
"Preference Shares"	collectively, the A Preference Shares, B Preference Shares and C Preference Shares;
"Prime"	the publicly quoted prime rate of interest (per cent, per annum, compounded monthly in arrears and calculated on a 365 day year irrespective of whether or not the year is a leap year) as published by The Standard Bank of South Africa Limited (or its successor) as being its prime rate from time to time;
"Public Facilitation Trust"	The Sasol Inzalo Public Facilitation Trust, IT reference number 1182/2008, established to hold ordinary shares in Public InvestCo or directly in Sasol under the circumstances provided for in paragraph 10.1;
"Public FundCo"	Sasol Inzalo Public Funding (Proprietary) Limited, registration number 2008/000072/07, a limited liability private company incorporated in South Africa;
"Public InvestCo"	Sasol Inzalo Public Limited, registration number 2007/030646/06, a limited liability public, unlisted company incorporated in South Africa;
"Registered Office of Sasol"	the registered office of Sasol which is 1 Sturdee Avenue, Rosebank, Johannesburg, 2196, South Africa;
"Repurchase"	the repurchase of Sasol Ordinary Shares by Sasol from the Employee Trusts and the Sasol Inzalo Foundation at the end of the Empowerment Period as detailed in paragraphs 7.5 and 8.2;
"Repurchase Right"	Sasol's right to Repurchase such number of Sasol Ordinary Shares at a nominal value of R0,01 from the Sasol Inzalo Foundation and the Employee Trusts as may be determined in terms of the formulae set out in Annexures 8 and 9;
"RMB"	Rand Merchant Bank, a division of FirstRand Bank Limited (registration number 1966/010753/06), a limited liability public company duly incorporated in South Africa;
"Sasol" or "the Company"	Sasol Limited (registration number 1979/003231/06), a limited liability public company duly incorporated in South Africa, whose ordinary shares are listed on the JSE and the NYSE;
"Sasol BEE Ordinary Shares"	a class of unlisted no par value ordinary shares in the issued share capital of Sasol;
"Sasol Compensation Committee"	Board committee responsible for compensation-related matters, as outlined in paragraph 3.1 of Annexure 7;
"Sasol Employees"	Black and white permanent Sasol employees, at or below employment level 5A (i.e. at or below senior managerial level) and who are permanently resident in South Africa or who are migrant workers or whose names are listed in the relevant schedule of the trust deed constituting the Sasol Inzalo Employee Trust;
"Sasol Financing"	Sasol Financing (Proprietary) Limited (registration number 1998/019838/07), a limited liability private company duly incorporated in South Africa;
"Sasol Group"	Sasol and its associates and subsidiaries, including joint ventures where appropriate, from time to time;
"Sasol Inzalo Black Public Invitations"	collectively, the Funded Invitation and the Cash Invitation;

"Sasol Inzalo Employee Trust"	The Sasol Inzalo Employee Scheme, IT reference number 1180/2008, a trust formed for purposes of the Employee Scheme;
"Sasol Inzalo Foundation" or "the Foundation"	The Sasol Inzalo Foundation, IT reference number 1181/2008, a trust formed for the purposes of undertaking the objects outlined in paragraph 8.1;
"Sasol Inzalo Management Trust"	The Sasol Inzalo Management Scheme, IT reference number 1176/2008, a trust formed for purposes of the Management Scheme;
"Sasol Inzalo Schemes"	collectively, the Employee Scheme and Management Scheme;
"Sasol Ordinary Shares"	ordinary shares of no par value in the share capital of Sasol;
"Sasol Preferred Ordinary Shares"	unlisted no par value ordinary shares in the issued share capital of Sasol, with each share carrying a dividend which ranks ahead of the Sasol Ordinary Share dividend;
"SEC"	the United States Securities and Exchange Commission;
"SENS"	Securities Exchange News Service of the JSE;
"Selected Participants"	Broad-based Groups and Involved Groups selected by Sasol, in its sole discretion, to acquire shares in Groups InvestCo;
"Shareholders"	registered holders of Sasol Ordinary Shares, from time to time;
"South Africa"	the Republic of South Africa;
"Strate"	Strate Limited (registration number 1998/022242/06), a public company registered and incorporated in South Africa, and the electronic settlement system used by the JSE to settle trades;
"Transaction" or "Sasol Inzalo BEE Transaction"	the proposed transaction in terms of which the BEE Participants will acquire directly or indirectly an interest of 10% in Sasol's issued share capital;
"Transfer Secretaries"	Computershare Investor Services (Proprietary) Limited (registration number 2004/003647/07), a limited liability private company duly incorporated in South Africa;
"Trigger Event"	any event which if it occurred would, subject to the relevant cure periods, entitle the Financing Institutions to require the redemption in full of the Preference Shares or Sasol to make any payment under any guarantee it may have given in terms of the financing arrangements for the Sasol Inzalo BEE Transaction;
"VWAP"	volume weighted average price of a Sasol Ordinary Share, being the total value of the Sasol Ordinary Shares traded for a specified period divided by the total number of Sasol Ordinary Shares traded for that period.



Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
JSE code: SOL   ISIN: ZAE000006896
NYSE code: SSL   ISIN: US8038663006

CIRCULAR TO SHAREHOLDERS

Sasol Directors

Executive:	**Non-executive:**
L P A Davies (Chief executive)	P V Cox (Chairman)
K C Ramon (Chief financial officer)	E le R Bradley*
V N Fakude	B P Connellan*
A M Mokaba	H G Dijkgraaf[1]*
	M S V Gantsho*
	A Jain[2]
	I N Mkhize*
	S Montsi*
	T H Nyasulu
	J E Schrempp[3]*
	T A Wixley*

[1] *Dutch citizen*

[2] *Indian citizen*

[3] *German citizen*

* Independent

SASOL INZALO BEE TRANSACTION

1.   INTRODUCTION

On 10 September 2007, Shareholders were advised of Sasol's intention to conclude, subject to Shareholders' approval, a broad-based BEE ownership transaction equal to 10% of its issued share capital. This Transaction has since been named the Sasol Inzalo BEE Transaction. "Inzalo" is an expressive word that signifies birth, creation of life and new beginnings. The detailed terms of the Sasol Inzalo BEE Transaction were released on SENS on 25 March 2008 and published in the press on 26 March 2008.

If approved by Shareholders, Sasol will conclude the Transaction which will be equal to 10% of its issued share capital as at 18 March 2008. Unless indicated otherwise, the BEE ownership percentages referred to in this Circular are before giving effect to the Sasol Inzalo BEE Transaction. Black ownership will be approximately 8,3% which represents an effective 19,7% of Sasol's South African business in terms of the Codes. In calculating equity ownership by Black People for purposes of the Codes, Sasol is required to exclude, inter alia, ownership by organs of state, public entities and mandated investments (as contemplated in the Codes). Furthermore, although the BEE Participants will benefit from Sasol's domestic and international growth, Sasol is required to implement BEE in respect of its South African assets only.

Sasol's current share repurchase programme, initiated on 7 March 2007, has resulted in the purchase of 5,9% of Sasol Ordinary Shares as at the Last Practicable Date, by Sasol Investment Company (Proprietary) Limited, a wholly-owned subsidiary of Sasol. This purchase will, to some extent, reduce dilution to existing Shareholders. After the implementation of the Transaction, and assuming no further Sasol Ordinary Shares are repurchased in accordance with Sasol's current share repurchase programme, the total Transaction will represent 9,6% of Sasol's issued share capital.

Sasol intends to continue its current share repurchase programme, subject to the financial position (including cash flow and gearing considerations) of the Company and the prevailing market and economic conditions. Should Sasol continue the current share repurchase programme (up to the authorised limit of 10%) it would result in an increase in the effective ownership by the BEE Participants from 9,6% to 10%.

In the announcement dated 10 September 2007, Sasol indicated that to reduce dilution to Shareholders:

- it intended to repurchase in terms of its current share repurchase programme, the same number of shares as would be issued in terms of the Transaction, namely 63 079 214 Sasol Ordinary Shares; and
- to the extent that Sasol had not repurchased 63 079 214 Sasol Ordinary Shares, it would consider a share repurchase by way of a scheme of arrangement in terms of section 311 of the Companies Act ("the scheme").

In view of the number of shares purchased to date and Sasol's intention to resume its current share repurchase programme under the aforementioned conditions, Sasol has decided not to proceed with the scheme.

2. RATIONALE FOR AND PRINCIPLES OF THE SASOL INZALO BEE TRANSACTION

In line with Sasol's empowerment objectives, the Transaction has been designed to provide long-term benefits to a broad group of Black People, with a focus on Sasol's own employees and lower income groups, particularly women.

As a major participant in the South African economy, Sasol welcomes the role that it can play in helping to meet the country's socio-economic and growth objectives. In addition to this, the establishment of the Sasol Inzalo Foundation will facilitate skills development and capacity building in the critical areas of mathematics, science and technology.

Sasol is committed to advancing these empowerment initiatives in ways that are sustainable, credible and of benefit to all its stakeholders and to the country as a whole. By focusing on broad-based empowerment, skills development and capacity building, the Transaction will go to the heart of these objectives.

During the design phase of the Transaction, Sasol was guided primarily by the following principles:

- the vesting of full voting and economic rights, subject to the requirements of Financing Institutions and Sasol, in the BEE Participants from inception, directly or through separate investment entities, in respect of 10% of the issued share capital of Sasol;
- focusing on Black Groups with significant involvement of broad-based women's groups;
- enabling the active involvement of Selected Participants in Sasol's transformation, skills and capacity building programme;
- creating the Sasol Inzalo Foundation which will focus on skills development and capacity building in South Africa, including the communities in Sasolburg and Secunda;
- achieving a sustainable Transaction at an acceptable economic cost (within market norms and inclusive of any dilution) to Shareholders;
- ensuring compliance with the letter and spirit of the Codes; and
- broadening ownership in Sasol among its employees.

3. OWNERSHIP AND FUNDING STRUCTURE OF THE SASOL INZALO BEE TRANSACTION

3.1 Introduction

The BEE Participants will acquire indirect and/or direct ownership in Sasol's issued share capital as follows:

- Sasol Employees and Black Managers through the Employee Trusts – 4,0%;
- the Sasol Inzalo Foundation – 1,5%;
- Selected Participants through Groups InvestCo and Groups FundCo – 1,5%; and
- the Black Public – 3,0%, through:
  - the Funded Invitation; and/or
  - the Cash Invitation.

The Employee Trusts and the Foundation will be funded entirely through Sasol facilitation. Groups FundCo and Public FundCo will be funded by way of equity contributions and preference share funding (including preference shares subscribed for by Sasol), with appropriate Sasol facilitation. The Cash Invitation will rely on cash subscriptions from participants only.

The Transaction will endure for a period of ten years or such shorter period as may be determined by Sasol. The Sasol Inzalo Foundation will endure indefinitely.

3.2 Issue price for the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares

Two new classes of shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares, the terms of which are outlined in paragraphs 4 and 5 below, will be created. These shares will be issued at the Issue Price of R366, being the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008, which was the last day prior to the Board reaching a decision on the Issue Price.

The Board, taking cognisance of the fairness opinion provided by the Independent Expert referred to in Annexure 1, is of the view that a 60 day VWAP is appropriate given the recent volatility of the Sasol share price and the need for Sasol to ensure a sustainable Transaction over the long term. The Issue Price represents a discount of approximately 17% to the Sasol closing share price on the Last Practicable Date.

3.3 Transaction overview

In order to give effect to the Transaction, Sasol will issue to the BEE Shareholders:

- 34 693 568 Sasol Ordinary Shares (5,5% of Sasol's share capital) which will be issued as follows:
  - 25 231 686 Sasol Ordinary Shares (R11 127 million at the closing share price of R441 on the Last Practicable Date) (4% of Sasol's share capital) at a nominal value of R0,01 per share to the Employee Trusts, subject to Sasol's Repurchase Right at the end of the Empowerment Period; and
  - 9 461 882 Sasol Ordinary Shares (R4 173 million at the closing share price of R441 on the Last Practicable Date) (1,5% of Sasol's share capital) at a nominal value of R0,01 per share to the Sasol Inzalo Foundation, subject to Sasol's Repurchase Right at the end of the Empowerment Period;
- 25 547 082 Sasol Preferred Ordinary Shares (4,1% of Sasol's share capital). Should the subscriptions for the Sasol BEE Ordinary Shares under the Cash Invitation be less than 2 838 564 shares, the number of Sasol Preferred Ordinary Shares made available for the Funded Invitation could be increased by such shortfall, up to a maximum of 2 838 564 Sasol Preferred Ordinary Shares, so that the Sasol Preferred Ordinary Shares that are available for the Funded Invitation could reach a maximum of 18 923 764. Accordingly, the number of issued Sasol Preferred Ordinary Shares could reach a maximum total of 28 385 646.

  The Sasol Preferred Ordinary Shares will be issued as follows:
  - 9 461 882 Sasol Preferred Ordinary Shares (R4 173 million at the closing share price of R441 on the Last Practicable Date) (1,5% of Sasol's share capital) at the Issue Price, to Groups FundCo; and
  - 16 085 200 Sasol Preferred Ordinary Shares (2,6% of Sasol's share capital) (R7 093 million at the closing share price of R441 on the Last Practicable Date) to Public FundCo, at the Issue Price. Should the subscription for the Sasol BEE Ordinary Shares under the Cash Invitation be less than 2 838 564 shares, the shortfall, up to a maximum of 2 838 564 Sasol Preferred Ordinary Shares, will be made available for the Funded Invitation and the number of issued Sasol Preferred Ordinary Shares for the Funded Invitation and the number of issued Sasol Preferred Ordinary Shares under the Funded Invitation could therefore reach a maximum of 18 923 764 shares; and
- 2 838 564 Sasol BEE Ordinary Shares (R1 252 million at the closing share price of R441 on the Last Practicable Date) (0,4% of Sasol's issued share capital) which will be issued to participants in the Cash Invitation at the Issue Price. Should subscriptions for the Sasol Preferred Ordinary Shares under the Funded Invitation be less than 16 085 200 shares, the shortfall, up to a maximum of 16 085 200 Sasol BEE Ordinary Shares, will be made available for the Cash Invitation and the number of issued Sasol BEE Ordinary Shares could therefore reach a maximum of 18 923 764 shares,

and provided further that the aggregate number of Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares which may be issued to the Black Public will not exceed 18 923 764 of such shares, totalling R8 345 million at the closing share price of R441 on the Last Practicable Date.

The Selected Participants will subscribe for ordinary shares in Groups InvestCo for cash. Groups InvestCo will subscribe for ordinary shares in Groups FundCo for cash (using the subscription proceeds from the Selected Participants). Participants in the Funded Invitation will subscribe for ordinary shares in Public InvestCo for cash. Public InvestCo will subscribe for ordinary shares in Public FundCo for cash (using the subscription proceeds from participants in the Funded Invitation).

Participants in the Cash Invitation will subscribe for Sasol BEE Ordinary Shares at the Issue Price for cash.

4. SASOL PREFERRED ORDINARY SHARES

Sasol will create Sasol Preferred Ordinary Shares by converting 28 385 646 authorised, unissued, no par value Sasol Ordinary Shares into Sasol Preferred Ordinary Shares.

The Sasol Preferred Ordinary Shares will carry a cumulative preferred dividend right for the duration of the Empowerment Period. The annual preferred dividend per share will be paid as follows:

- R16,00 per annum for each of the first three years until 30 June 2011;
- R22,00 per annum for each of the next three years until 30 June 2014; and
- R28,00 per annum for each of the last four years until 30 June 2018.

The Preferred Ordinary Shares will not be listed on the JSE.

The dividends on the Sasol Preferred Ordinary Shares will be adjusted appropriately such that the Funding Companies will not be adversely affected, from a tax perspective, when the proposed change from a secondary tax on companies to a shareholder dividend withholding tax becomes effective. Sasol and the Financing Institutions have agreed on the adjustment that may be made, however, such adjustment will only be made to the extent that Sasol is not in a worse economic position after the adjustment.

The preferred dividend right of the Sasol Preferred Ordinary Shares will rank ahead of the dividend rights of Sasol Ordinary Shares and Sasol BEE Ordinary Shares. Except for the preferred dividend right, the Sasol Preferred Ordinary Shares will rank pari passu with the Sasol Ordinary Shares. At the end of the Empowerment Period the preferred dividend right will cease and the Sasol Preferred Ordinary Shares will automatically be Sasol Ordinary Shares and will then be listed on the JSE.

To comply with the Codes and the requirements of the JSE, the Funding Companies, which will subscribe for the Sasol Preferred Ordinary Shares will, during the Empowerment Period, be controlled by Black People. The majority of the directors of the Funding Companies will be Black People. Should the Funding Companies cease to be controlled by Black People, this will be a breach in terms of the Governing Agreement, and the voting rights attached to the Sasol Preferred Ordinary Shares will be suspended until control by Black People has been reinstated.

The Sasol Preferred Ordinary Shares will not be counted for categorisation purposes in terms of section 9 of the JSE Listings Requirements.

The creation of the Sasol Preferred Ordinary Shares will require the alteration of the authorised share capital of Sasol and accordingly a special resolution will be proposed at the General Meeting for this purpose. The terms of the Sasol Preferred Ordinary Shares are set out in Annexure A to the notice of General Meeting.

5. SASOL BEE ORDINARY SHARES

Sasol will create the Sasol BEE Ordinary Shares by converting 18 923 764 authorised, unissued, no par value Sasol Ordinary Shares into Sasol BEE Ordinary Shares. Sasol will issue up to 18 923 764 Sasol BEE Ordinary Shares to those members of the Black Public who choose to participate through the Cash Invitation and who subscribe for these shares. The Sasol BEE Ordinary Shares will rank pari passu with the Sasol Ordinary Shares and will differ only in the fact that they will not be listed and trading will be restricted for the duration of the Empowerment Period. The Sasol BEE Ordinary Shares cannot be traded for the first two years of the Transaction and, for the remainder of the Empowerment Period, can only be traded between Black People and Black Groups. At the end of the Empowerment Period, the Sasol BEE Ordinary Shares will automatically be Sasol Ordinary Shares and will then be listed on the JSE.

The Sasol BEE Ordinary Shares will not be counted for categorisation purposes in terms of section 9 of the JSE Listings Requirements.

The creation of the Sasol BEE Ordinary Shares will require the alteration of the authorised share capital of Sasol and accordingly a special resolution will be proposed at the General Meeting for this purpose.

6. SPECIFIC ISSUE OF SHARES TO BEE SHAREHOLDERS

6.1 Specific issues of shares for cash

Shareholders will be requested to approve specific issues of shares for cash as follows:

– subject to the Repurchase Right, the issuing of 25 231 686 new Sasol Ordinary Shares, which will represent 4,0% of Sasol's issued share capital, to the Employee Trusts, at a nominal value of R0,01 per share. The nominal value will be funded by way of a capital contribution from Sasol;

– subject to the Repurchase Right, the issuing of 9 461 882 new Sasol Ordinary Shares, which will represent 1,5% of Sasol's issued share capital, to the Sasol Inzalo Foundation, at a nominal value of R0,01 per share. The nominal value will be funded by way of a capital contribution from Sasol;

– the issuing of 9 461 882 Sasol Preferred Ordinary Shares, which will represent 1,5% of Sasol's issued share capital, to Groups FundCo at the Issue Price. The subscription for the Sasol Preferred Ordinary Shares will be funded as set out in paragraph 12 below;

– the issuing of up to 18 923 764 Sasol Preferred Ordinary Shares, which will represent 3,0% of Sasol's issued share capital, to Public FundCo at the Issue Price. The subscription for the Sasol Preferred Ordinary Shares will be funded as set out in paragraph 12 below; and

– the issuing of up to 18 923 764 Sasol BEE Ordinary Shares, which will represent 3,0% of Sasol's issued share capital, to participants in the Cash Invitation at the Issue Price. The subscription for the Sasol BEE Ordinary Shares will be funded only by participants in the Cash Invitation,

provided that the aggregate number of Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares which may be issued to the Black Public will not exceed 18 923 764 shares.

6.2 Pertinent matters relating to the specific issues of new Sasol Ordinary Shares and Sasol Preferred Ordinary Shares for cash

The BEE Shareholders, except for the Black Public participating through the Cash Invitation, are non-public shareholders as defined in the JSE Listings Requirements.

Application has been made to the JSE for the listing of the new Sasol Ordinary Shares issued to the Sasol Inzalo Foundation and the Employee Trusts on the JSE with effect from the commencement of business on 26 May 2008.

The Sasol Preferred Ordinary Shares will be listed once they are Sasol Ordinary Shares at the end of the Empowerment Period or on the occurrence of certain Trigger Events as outlined in paragraph 12.6 below. Sasol will apply to the JSE for the listing of the shares at the appropriate time.

6.3 Final shareholding of BEE Shareholders

Upon the implementation of the issues of shares outlined in paragraph 6.1 above and assuming that the Funded Invitation and the Cash Invitation comprise 2,6% and 0,4% of Sasol's issued share capital, respectively, the BEE Shareholders will hold shares in Sasol as follows:

	Number of shares	% interest before Transaction	Current market value* (R million)
Sasol Ordinary Shares			
Employee Trusts	25 231 686	4,0	11 127
Sasol Inzalo Foundation	9 461 882	1,5	4 173
	34 693 568	5,5	15 300
Sasol Preferred Ordinary Shares			
Groups FundCo	9 461 882	1,5	4 173
Public FundCo	16 085 200	2,6	7 093
	25 547 082	4,1	11 266
Sasol BEE Ordinary Shares			
Cash Invitation	2 838 564	0,4	1 252
Total	**63 079 214**	**10,0**	**27 818**

* The current market value of the shares is based on the closing share price of R441 on the Last Practicable Date.

6.4 Shareholder approvals

The specific issue of new Sasol Ordinary Shares, Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares for cash require the approval of 75% of Shareholders in general meeting in accordance with the requirements of the JSE. A notice of General Meeting containing the requisite resolutions is attached to and forms part of this Circular.

7. EMPLOYEE PARTICIPATION

7.1 Introduction

The Employee Scheme and the Management Scheme will benefit from the 4,0% of Sasol's issued share capital issued to the Employee Trusts.

The Sasol Inzalo Schemes are intended to broaden ownership in Sasol among its employees and to spread a significant portion of the benefit of the Transaction amongst Sasol Employees to ensure the sustained success of Sasol.

The participation of the Employee Trusts is set out below.

Employee Trusts	Number of shares	% interest in Sasol before the Transaction	Current market value* (R million)
Sasol Inzalo Employee Trust	23 339 310	3,7	10 293
Sasol Inzalo Management Trust	1 892 376	0,3	834
Total	**25 231 686**	**4,0**	**11 127**

* The current market value of the shares is based on the closing share price of R441 on the Last Practicable Date.

Vested rights will be granted to Sasol Employees who are Black Persons and Black Managers in respect of approximately 2,3% of Sasol's issued share capital. Vested rights will also be granted to white employees and migrant workers in respect of approximately 1,7% of the Sasol Ordinary Shares. Thus 58% of the participants in the Sasol Inzalo Schemes will be Black People and 42% will be white people and migrant workers. White employees and migrant workers will not be included in the calculation of BEE points in terms of the Codes.

Participants in the Sasol Inzalo Schemes will each be granted vested rights to Sasol Ordinary Shares. This is subject to Sasol being entitled to exercise its Repurchase Right. Each vested right granted to a participant in the Sasol Inzalo Schemes will correspond to one Sasol Ordinary Share. These vested rights will vest at the inception of each of the schemes. The Sasol Employees and Black Managers will not be required to contribute equity and will become entitled, from inception, to the distribution of all the ordinary dividends received by the Employee Trusts (as described in paragraph 7.2 below), in proportion to their respective rights.

Approximately 10% of the shares in the Employee Trusts will be set aside for new Sasol Employees and new Black Managers appointed during the first five years of the Transaction.

7.2   Sasol Inzalo Employee Trust and Employee Scheme

7.2.1   The Sasol Inzalo Employee Trust will subscribe for 23 339 310 Sasol Ordinary Shares, comprising 3,7% of the issued share capital of Sasol. These shares will entitle the Sasol Inzalo Employee Trust as a pre-condition to the subscription thereof to receive only 50% of the ordinary dividends paid on the Sasol Ordinary Shares and none of the extra-ordinary dividends, during the Empowerment Period. The balance of 50% of the ordinary dividends and the extra-ordinary dividends will be taken into account in the formula in terms of which Sasol may exercise its Repurchase Right, as set out in paragraph 7.5 below and Annexure 8. The Sasol Inzalo Employee Trust will distribute those dividends to participants.

7.2.2   Each Sasol Employee will be invited to participate as a vested beneficiary in the Sasol Inzalo Employee Trust and be granted, subject to the provisions of the relevant trust deed, vested rights to 850 Sasol Ordinary Shares, equivalent to R374 850 at the closing price of R441 on the Last Practicable Date.

7.2.3   The residual beneficiary will be the Sasol Inzalo Foundation.

7.3   Sasol Inzalo Management Trust and Management Scheme

7.3.1   The Sasol Inzalo Management Trust will subscribe for 1 892 376 Sasol Ordinary Shares, comprising 0,3% of the issued share capital of Sasol. These shares will entitle the Sasol Inzalo Management Trust as a pre-condition to the subscription thereof to receive only 50% of the ordinary dividends paid on the Sasol Ordinary Shares and none of the extra-ordinary dividends during the Empowerment Period. The balance of 50% of the ordinary dividends and the extra-ordinary dividends will be taken into account in the formula in terms of which Sasol may exercise its Repurchase Right, as set out in paragraph 7.5 below and Annexure 8. The Sasol Inzalo Management Trust will distribute those dividends to participants.

7.3.2   Black Managers in the Management Scheme will be invited to participate as vested beneficiaries in the Sasol Inzalo Management Trust and be granted, subject to the provisions of the relevant trust deed, vested rights in addition to their participation in any existing Sasol share incentive schemes.

7.3.3   The residual beneficiary will be the Sasol Inzalo Foundation.

The following Black executive Directors will participate in the Management Scheme:

Directors	Number of Sasol Ordinary Shares in respect of which vested rights will be held
V N Fakude	25 000
K C Ramon	25 000
A M Mokaba	25 000

The Black executive Directors who participate in the Management Scheme will be related parties for purposes of the JSE Listings Requirements.

The following Black members of Sasol group management will participate in the Management Scheme:

Black members of Sasol group management	Number of Sasol Ordinary Shares in respect of which vested rights will be held
J Sichinga	15 000
T J Makhoere	15 000
B E Mabaso	15 000
S H Chaba	15 000
M Radebe	15 000
M M Zwane	15 000
Z Denga	15 000

Black Managers, who are neither executive Directors nor members of Sasol group management, will, if identified by the Sasol Compensation Committee, also participate in the Management Scheme. The identity of each of these Black Managers (approximately 220 in number) as well as the number of Sasol Ordinary Shares to which they will have vested rights will be submitted to the Sasol Compensation Committee for consideration and approval.

7.4   Termination of employment

Sasol Employees and Black Managers who leave the employ of Sasol by reason of ill-health, early retirement, retirement or dismissal due to operational requirements (retrenchment) at any time during the Empowerment Period will retain their entire allocation of vested rights until the end of the Empowerment Period. The nominated beneficiaries or heirs of those Sasol Employees and Black Managers who die will succeed to their entire allocation.

A Sasol Employee or Black Manager who resigns from Sasol:

- *within the first three years after having been granted vested rights, will forfeit all such vested rights; and*
- *three years or more after having been granted vested rights will forfeit 10% of such vested rights for each full year or part thereof remaining from the date of resignation until the end of the Empowerment Period.*

Beneficiaries who leave the employ of Sasol during the Empowerment Period by reason of dismissal, for reasons other than due to operational requirements, will forfeit their vested rights in Sasol Ordinary Shares.

Forfeited vested rights to Sasol Ordinary Shares will be available for re-allocation to new and existing Sasol employees.

7.5   Subscription by the Employee Trusts for Sasol Ordinary Shares

The Employee Trusts, which will be funded by capital contributions from Sasol, will collectively subscribe for 25 231 686 Sasol Ordinary Shares at a nominal value of R0,01 per share, for a total subscription price of R252 317. Each subscription at nominal value will be subject to the following pre-conditions:

- *the right to receive only 50% of the ordinary dividends paid on the Sasol Ordinary Shares and none of the extra-ordinary dividends paid in respect of the Sasol Ordinary Shares issued to the Employee Trusts for the duration of the Transaction; and*
- *Sasol's Repurchase Right.*

At the end of the Empowerment Period, Sasol will be entitled to exercise its Repurchase Right in terms of the formula set out in Annexure 8. The formula is based on the following main considerations:

- *the Sasol Ordinary Shares issued to the Employee Trusts based on R366 per share (i.e. the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008) increased by an escalation factor of 11,5% per annum for the duration of the Transaction;*
- *the dividends (including extra-ordinary dividends) not paid to the Employee Trusts resulting from the pre-conditions attaching to their subscription for Sasol Ordinary Shares; and*
- *the market price of Sasol Ordinary Shares at the end of the Empowerment Period.*

After Sasol has exercised its Repurchase Right and subject to the forfeiture provisions described in paragraph 7.4 above, each Sasol Employee and Black Manager will receive a number of Sasol Ordinary Shares, taking into account the vested rights initially granted.

In view of Sasol's current shareholder spread, the Company believes that it will continue to comply with the shareholder spread requirements stipulated in the JSE Listings Requirements after the Repurchase. Sasol is authorised in terms of its Articles to repurchase its own shares.

Any shares and other assets remaining in the Employee Trusts after the re-allocation and distribution to new and existing Sasol employees will be distributed to the Foundation as residual vested beneficiary.

7.6   Governance of the Sasol Inzalo Schemes

Two of the trustees of the Sasol Inzalo Employee Trust will be appointed by the Sasol Employees and one trustee will be appointed by Sasol. The Black Managers and Sasol will each appoint one trustee for the Sasol Inzalo Management Trust. The trustees appointed by the Sasol Employees and both trustees appointed to administer the Sasol Inzalo Management Trust will comply with the independence criteria stipulated in paragraph 3.84 of the JSE Listings Requirements, which provides that such trustees:

- *must not be representatives of any shareholder who has the ability to control or materially influence management and/or the Board;*
- *must not have been employed by the Company or the Sasol Group in any executive capacity for the preceding three financial years;*
- *must not be members of the immediate family of an individual who is, or has been in any of the past three financial years, employed by the Company or the Sasol Group in an executive capacity;*
- *must not be professional advisors to the Company or the Sasol Group, other than in the capacity as a Director;*
- *must not be material suppliers to, or customers of the Company or the Sasol Group;*
- *must have no material contractual relationship with the Company or the Sasol Group; and*

- must be free from any business or other relationship which could be seen to materially interfere with the trustee's capacity to act in an independent manner.

The trustees will exercise the voting rights attached to the Sasol Ordinary Shares owned by the Employee Trusts in accordance with the individual instructions of the Sasol Employees and Black Managers. Where participants have not given voting instructions, the trustees will exercise the voting rights at their discretion.

The trustees will procure that meetings of the employees in the respective schemes are held at least once a year (annual general meetings) and as and when the trustees deem fit. At the annual general meeting of each scheme, the trustees will, inter alia, present to the Sasol Employees and Black Managers the annual financial statements of the respective trusts. Sasol Employees and Black Managers will also be entitled to requisition a meeting of participants.

Until the end of the Empowerment Period, the Employee Trusts may not dispose of, or encumber the Sasol Ordinary Shares issued to these trusts, other than in terms of the relevant trust deeds. The trust deeds will be available for inspection as set out in paragraph 29 below.

7.7 Shareholder approvals for the Sasol Inzalo Schemes

The Repurchase detailed in paragraph 7.5 above will require a special resolution of Shareholders present in person or by proxy at the General Meeting.

The notice of General Meeting containing the requisite resolutions is attached to and forms part of this Circular.

In addition, special resolutions to approve the participation by each executive Director, Sasol group management and other Black Managers as well as the delegation of authority to the Sasol Compensation Committee to approve the allocations to such Black Managers are contained in the notice of General Meeting, which is attached to and forms part of this Circular.

8. SASOL INZALO FOUNDATION

8.1 Introduction

The vision of the Foundation is to significantly contribute to sustainable socio-economic growth in South Africa by focusing on skills development, primarily in mathematics, science and technology and will endure indefinitely.

The principal purpose of the Foundation will be to carry on educational public benefit activities with an emphasis on mathematics, science and technology. In doing so, it shall act as a Broad-based Ownership Scheme as contemplated in the Codes.

The trustees of the Foundation will give preference to the following activities in achieving the objectives of the Foundation:
- alleviating the lack of skilled mathematics, science and technology tuition in schools to boost the number of pupils graduating with mathematics, science and technology subjects from secondary schools, inter alia, through the establishment of the Sasol Maths and Science Academy as a secondary school aiming to achieve a high level of excellence in these areas based on internationally recognised curricula;
- boosting the vocational skills pool in South Africa, inter alia, through working jointly with or making donations to Further Education and Training Colleges ("FET Colleges"), following on from the South African Government's 'Adopt-an-FET' initiative, in an endeavour to address skills shortages in respect of South African artisans generally. This will be done, inter alia, by means of a nationwide drive to use retired artisans and engineers:
  - as coaches to allow learners to complete the practical component of their training and consequently become qualified as artisans and so become employable; and
  - to transfer their training skills to the FET Colleges; and
- expanding the current Sasol Centres of Excellence initiative to include needy tertiary institutions and promoting success rates for pupils from secondary schools in achieving entry in and graduating in degree courses with a mathematics, science and/or technology base as well as undertaking post-graduate study, including:
  - the provision of bridging courses to enable entry or continued participation in a tertiary education institution; and
  - assisting with curriculum development for tertiary institutions, with a strong mathematics, science and technology focus.

8.2 Subscription by the Sasol Inzalo Foundation for Sasol Ordinary Shares

The Sasol Inzalo Foundation will subscribe for 9 461 882 Sasol Ordinary Shares, comprising 1,5% of the issued share capital of Sasol at a nominal value of R0,01 per share. The Sasol Inzalo Foundation will be funded by way of a capital contribution of R94 619 made by Sasol.

Each subscription at nominal value will be subject to the following pre-conditions:
- the right to receive only 5% of the ordinary dividends paid on the Sasol Ordinary Shares and none of the extra-ordinary dividends paid in respect of the Sasol Ordinary Shares issued to the Foundation, during the Empowerment Period. The balance of 95% of the ordinary dividends and the extra-ordinary dividends will be taken into account in the formula in terms of which Sasol may exercise its Repurchase Right, as set out below and in Annexure 9; and
- Sasol's Repurchase Right.

At the end of the Empowerment Period, Sasol may exercise its Repurchase Right in accordance with the formula set out in Annexure 9. The formula is based on the following main considerations:

- the Sasol Ordinary Shares issued to the Foundation based on R366 per share (i.e. the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008) increased by an escalation factor of 11,5% per annum for the duration of the Transaction;
- dividends (including extra-ordinary dividends) not paid to the Foundation resulting from the pre-conditions attaching to the subscription for Sasol Ordinary Shares; and
- the market price of Sasol Ordinary Shares at the end of the Empowerment Period.

After Sasol has exercised its Repurchase Right, the Foundation will receive 100% of dividends declared by Sasol on the Sasol Ordinary Shares owned by the Foundation and all other conditions will fall away. The Foundation will utilise dividends received to fund its activities.

In view of Sasol's current shareholder spread, the Company believes that it will continue to comply with the shareholder spread requirements stipulated in the JSE Listings Requirements after the Repurchase. Sasol is authorised in terms of its Articles to repurchase its own shares.

8.3 Funding of activities of the Foundation

During the Empowerment Period, the operating and capital expenditure of the Foundation will be funded from:

- the dividends received from the Sasol Ordinary Shares issued to the Foundation;
- donations from the Sasol Group; and
- funds raised from international donors and local corporates.

It is envisaged that the Foundation will be self sufficient as regards its operating expenses from inception.

8.4 Governance of the Sasol Inzalo Foundation

The Foundation will be administered by a board of at least three independent trustees which will be appointed by Sasol. The majority of the trustees will be Black People and 25% will be Black women. At least 51% of the trustees will comply with the independence criteria stipulated in paragraph 3.84 of the JSE Listings Requirements which are set out in paragraph 7.6 above and will not be employed by the Foundation. The trustees will not be beneficiaries of the Foundation.

The trustees will appoint a manager to manage the day to day operations and affairs of the Foundation.

The Sasol Inzalo Foundation will comply with the requirements of the Codes insofar as they relate to Broad-based Ownership Schemes.

8.5 Shareholder approvals for the Sasol Inzalo Foundation

The Repurchase detailed in paragraph 8.2 above requires the approval of a special resolution of Sasol Shareholders present in person or by proxy at the General Meeting. A notice of General Meeting containing the requisite resolution is attached to and forms part of this Circular.

9. SELECTED PARTICIPANTS

9.1 Introduction

The Selected Participants are comprised of Broad-based Groups and Involved Groups as follows:

- 31 Involved Groups, which include:
  - NACTU Investments Holdings (Proprietary) Limited, the investment company of the National Council of Trade Unions ("NACTU"), and Allegra Properties 3 (Proprietary) Limited, the investment company of Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union ("CEPPWAWU"). NACTU and CEPPWAWU are two of Sasol's recognised trade unions;
  - 10 Sasol customers;
  - 13 Sasol suppliers;
  - 5 Sasol franchisees; and
  - Abrina (described further below) that represents another 86 Sasol franchisees and approximately 2 200 of their employees; and
- 19 Broad-based Groups which include:
  - 9 non-governmental organisations and Black Groups involved in skills and community development;
  - 2 professional and other associations; and
  - 8 women's groups in the energy and mining industry.

It is intended that the Broad-based Groups will play an important role in assisting Sasol to increase South Africa's skills pool.

Groups FundCo will subscribe for 1,5% of Sasol's issued share capital.

The Selected Participants above will indirectly participate, through Groups InvestCo, in 80% of the Sasol Preferred Ordinary Shares that will be issued to Groups FundCo. Sasol is continuing the process of selecting, in its discretion, appropriate Black Groups to acquire the balance of 20% of the Sasol Preferred Ordinary Shares that will be issued to Groups FundCo. The Black Groups to be selected will have similar characteristics to the Broad-based Groups and the Involved Groups which have already been invited to participate in the Transaction. In the interim, the Groups Facilitation Trust, a vehicle created for this purpose, will indirectly subscribe through Groups InvestCo for the balance of 20%. The Groups Facilitation Trust will be funded by Sasol.

The Groups Facilitation Trust will be administered by three trustees. Sasol will appoint one and the Foundation, which will be the ultimate residual beneficiary of the Groups Facilitation Trust, will appoint two trustees. The majority of the trustees will be Black People.

The names and descriptions of the Selected Participants, together with, inter alia, their respective shareholdings in Groups InvestCo are set out in Annexure 5.

Sasol retail convenience centres franchisees have established Abrina which will indirectly subscribe for Sasol Preferred Ordinary Shares to a value of R820 million. The shareholding in Abrina will be as follows:

- *the employees of the individual franchisees (approximately 2 200 employees) will benefit from 37,5% of the issued share capital of Abrina through a trust; and*
- *111 shareholders representing 86 franchisees will hold 62,5% of the issued share capital of Abrina.*

Approximately 83% of the interest that will be taken up by Abrina in Groups InvestCo will be for the benefit of Black People.

9.2 Terms for participation by Selected Participants

The Governing Agreement and Deeds of Adherence have been concluded in terms of which each Selected Participant has undertaken, inter alia, for the duration of the Empowerment Period:

9.2.1 *to comply with the provisions of the Governing Agreement, failing which that Selected Participant will be obliged to offer its shares in Groups InvestCo to the Groups Facilitation Trust;*

9.2.2 *not to dispose of or encumber its ordinary shares in Groups InvestCo, other than to the Groups Facilitation Trust if a forced sale occurs;*

9.2.3 *to retain its BEE status and corporate structure (where applicable);*

9.2.4 *to comply with the specific performance obligations (where applicable);*

9.2.5 *for Broad-based Groups, to continue to be involved in skills development and/or community upliftment projects in Sasolburg and Secunda; and*

9.2.6 *to be managed in accordance with generally accepted corporate governance principles.*

The Governing Agreement and Deeds of Adherence will be available for inspection as set out in paragraph 29 below.

The Selected Participants will be entitled to receive a dividend of up to 5% of the dividend on Sasol Preferred Ordinary Shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the Empowerment Period, subject to the financing requirements of Groups FundCo. The balance of the dividends will be applied to discharge the funding obligations of Groups FundCo as detailed in paragraph 12.2 below.

At the end of the Empowerment Period, the Sasol Preferred Ordinary Shares will automatically be Sasol Ordinary Shares and will then be listed on the JSE. At the time and in the event that the Transaction is not refinanced, Sasol Ordinary Shares may need to be sold to redeem the preference share funding and any other funding and to pay any costs and taxes incurred by Groups FundCo. The Sasol Ordinary Shares remaining in Groups FundCo may then be distributed to the Selected Participants in proportion to their shareholding in Groups InvestCo.

9.3 Subscription by Groups FundCo for Sasol Preferred Ordinary Shares

Groups FundCo will subscribe for 9 461 882 Sasol Preferred Ordinary Shares funded by equity from Selected Participants through Groups InvestCo and preference share funding. The Selected Participants will subscribe for ordinary shares in Groups InvestCo by contributing equity equal to 5% for their first R50 million allocation of Sasol Preferred Ordinary Shares and 10% of the value of their effective allocation in excess of R50 million.

Abrina will contribute equity equal to 5% for its entire allocation as its shareholders fund the participation of the franchisees' employees who are unable to contribute any equity.

The details of the preference share funding are set out in paragraph 12.2 below.

9.4 Governance

The Selected Participants will be entitled to appoint directors to the board of directors of Groups InvestCo. Groups InvestCo in turn will appoint the identical directors to the board of Groups FundCo. The majority of the directors will be Black People and not less than 40% will be Black women. The directors will comply with the independence criteria stipulated in paragraph 3.84 of the JSE Listings Requirements which are set out in paragraph 7.6 above.

The initial directors of Groups FundCo and Groups InvestCo will not be independent as envisaged in the JSE Listings Requirements. Independent directors will be appointed by the shareholders of Groups InvestCo at Groups InvestCo's first annual general meeting. In the interim, the directors of Groups FundCo will not be entitled to exercise the voting rights attached to the Sasol Preferred Ordinary Shares. Once independent directors have been appointed, the directors of Groups FundCo will be entitled to exercise the voting rights attached to the Sasol Preferred Ordinary Shares.

Groups FundCo will, from inception, have full economic rights with respect to its holding of Sasol Preferred Ordinary Shares.

Sasol will be entitled to appoint an observer to attend the meetings of the board and audit committee of each of the companies and to receive documentation in respect of each meeting and written resolutions. The observer will not be entitled to vote at such meetings or on any written resolutions. Sasol will be entitled to call for an audit or a forensic audit of Groups FundCo and Groups InvestCo.

Groups FundCo will issue one F Preference Share to Sasol, which will afford Sasol the right to receive notice of, and attend any Groups FundCo shareholders' meeting without the right to vote at such meeting. Sasol will, however, have a veto right if any change is sought in respect of certain restrictions in the Governing Agreement. The F Preference Share will rank after all the other classes of preference shares in Groups FundCo and will be entitled to a nominal dividend.

Similarly, Groups InvestCo will issue the InvestCo Preference Share to Sasol, with similar rights to that of the F Preference Share of Groups FundCo. The InvestCo preference share will rank ahead of the Groups InvestCo ordinary shares only with respect to the return of capital and will be entitled to a nominal dividend.

10. SASOL INZALO BLACK PUBLIC INVITATIONS

10.1 Introduction

The aim of the Sasol Inzalo Black Public Invitations is to provide as many Black People as possible with the opportunity to acquire shares in Sasol. Participants that will be invited to make offers to subscribe for shares in Public InvestCo and Sasol will be Black People and Black Groups, including partnerships, trusts and unincorporated groups such as 'stokvels'. The Black Public could ultimately own 3% of Sasol's issued share capital through their participation in the Funded Invitation and Cash Invitation.

The total number of Sasol Preferred Ordinary Shares issued to Public FundCo and Sasol BEE Ordinary Shares issued to the Black Public under the Sasol Inzalo Black Public Invitations will not exceed 18 923 764 shares. Public InvestCo will subscribe for all the ordinary shares in Public FundCo and members of the Black Public will subscribe for ordinary shares in Public InvestCo. Each ordinary share in Public InvestCo will correspond to one Sasol Preferred Ordinary Share.

Should applications for ordinary shares in Public InvestCo in the Funded Invitation and applications for Sasol BEE Ordinary Shares in the Cash Invitation collectively exceed 18 923 764 shares, Sasol will use its discretion in allocating shares to applicants. Applicants who are allocated fewer shares than the number they applied for, will be refunded the excess amount of the payment made at the time of their applications.

Should applications for Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares collectively be for less than 18 923 764 shares, the Public Facilitation Trust, a vehicle created for this purpose, will, at Sasol's election, subscribe for and hold the remainder of these shares pending the identification and selection of appropriate Black People by Sasol to acquire these shares.

The Public Facilitation Trust will be funded by Sasol and will be administered by three trustees. Sasol will appoint one trustee and the Foundation, which will be the beneficiary of the Public Facilitation Trust, will appoint two trustees. The majority of the trustees will be Black People.

The Sasol Inzalo Black Public Invitations will be launched on or about 29 May 2008. Prospectuses containing the details of the Sasol Inzalo Black Public Invitations will be made available at post office branches and Sasol-branded and Exel-branded retail convenience centres around South Africa to members of the Black Public who wish to participate. Any material changes in dates will be announced in the press.

The NEF and Sasol have entered into a memorandum of understanding in terms of which it has been agreed that the NEF will advise and assist Sasol with the implementation of the Sasol Inzalo Black Public Invitations. The NEF's experience in designing, structuring and implementing similar schemes, places it in a unique position to assist Sasol with the implementation of the Sasol Inzalo Black Public Invitations.

10.2 Subscriptions in terms of the Sasol Inzalo Black Public Invitations

In order to achieve the aim set out in paragraph 10.1 above an aggregate of 18 923 764 Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares will be made available for allotment and issue to the Black Public. It is anticipated that approximately 16 085 200 Sasol Preferred Ordinary Shares and approximately 2 838 564 Sasol BEE Ordinary Shares will be subscribed for by the Black Public under the Sasol Inzalo Black Public Invitations. The actual number of Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares issued will be dependent on the subscriptions received under the respective invitations pursuant to which Sasol will adjust the number of issued shares under each invitation such that the total number of shares issued to the Black Public will not exceed 18 923 764.

Funded Invitation

Public FundCo will subscribe for up to 18 923 764 Sasol Preferred Ordinary Shares as explained in paragraphs 3.3 and 6.1 above at the Issue Price funded by equity from the Black Public through Public InvestCo and preference share funding. The Black Public will subscribe for ordinary shares in Public InvestCo by contributing cash equal to 5% of the Issue Price for their first 100 shares and 10% of the Issue Price for any subscription in excess of 100 shares. The Issue Price represents an effective discount of approximately 17% to the Sasol closing share price of R441 on the Last Practicable Date.

Cash Invitation

The Black Public will subscribe for up to 18 923 764 Sasol BEE Ordinary Shares as explained in paragraphs 3.3 and 6.1 above at the Issue Price. Although the Black Public will be required to contribute 100% of the subscription consideration, the Issue Price represents an effective discount of approximately17% to the Sasol closing share price of R441 on the Last Practicable Date.

10.3 Terms for participation by the Black Public in the Funded Invitation

The Funded Invitation makes use of funding facilitated by Sasol in Public FundCo to reduce the cash contribution required from the Black Public. Sasol's objective is to make the Funded Invitation accessible to as many Black People and Black Groups as possible. Accordingly, the minimum subscription will be for 25 shares, which represents a minimum subscription of R457,50.

In order to ensure the broadest possible base of participants, it is envisaged that the allocation of shares to the Black Public will be made from the bottom up, starting with applications for the smallest number of shares.

Participants in the Funded Invitation may not dispose of their ordinary shares in Public InvestCo for the first three years after inception. Thereafter, for the remainder of the Empowerment Period, trading of the Public InvestCo ordinary shares will be allowed with other Black People or Black Groups through an over-the-counter trading mechanism. Participants in the Funded Invitation may not encumber their shares in Public InvestCo before the end of the Empowerment Period.

The Black Public will be entitled to receive a dividend of up to 5% of the dividend on the Sasol Preferred Ordinary Shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the Empowerment Period, subject to the financing requirements of Public FundCo.

At the end of the Empowerment Period, the Sasol Preferred Ordinary Shares will automatically be Sasol Ordinary Shares and will then be listed on the JSE. At the time, Sasol Ordinary Shares may need to be sold to redeem the outstanding preference share funding and to pay any costs and taxes incurred by Public FundCo and Public InvestCo. The Sasol Ordinary Shares remaining in Public FundCo may then be distributed via Public InvestCo to the Black Public in proportion to their shareholding in Public InvestCo.

10.4 Governance of Public FundCo and Public InvestCo

The shareholders of Public InvestCo will be entitled to appoint directors to the board of Public InvestCo. Public InvestCo in turn will appoint the identical directors to the board of Public FundCo. The majority of the directors must be Black People and not less than 40% must be Black women. The directors must comply with the independence criteria stipulated in paragraph 3.84 of the JSE Listings Requirements which are set out in paragraph 7.6 above.

The initial directors of Public FundCo and Public InvestCo will not be independent as envisaged in the JSE Listings Requirements. Independent directors will be appointed by the shareholders of Public InvestCo at Public InvestCo's first annual general meeting. In the interim, the directors of Public FundCo will not be entitled to exercise the voting rights attached to the Sasol Preferred Ordinary Shares. Once independent directors are appointed, the directors of Public FundCo will be entitled to exercise the voting rights attached to the Sasol Preferred Ordinary Shares.

Public FundCo will, from inception, have full economic rights with respect to its holding of Sasol Preferred Ordinary Shares.

Sasol will be entitled to appoint an observer to attend the meetings of the board and audit committee of Public FundCo and Public InvestCo and to receive documentation in respect of each meeting and written resolutions. The observer will not be entitled to vote at such meetings or on any written resolutions.

Public InvestCo will issue one InvestCo Preference Share to Sasol, which will afford Sasol the right to receive notice of and attend any Public InvestCo shareholders' meeting without the right to vote at such meeting. Sasol will, however, have a veto right if any change is sought in respect of certain restrictions in Public InvestCo's memorandum and Articles.

Public FundCo will issue one F Preference Share to Sasol, which will afford Sasol the right to receive notice of and attend any Public FundCo shareholders' meeting without the right to vote at such meeting. Sasol will, however, have a veto right if any change is sought in respect of certain restrictions in Public FundCo's memorandum and Articles.

In terms of the restrictions that will be included in Public FundCo's and Public InvestCo's memorandum and Articles, Public FundCo and Public InvestCo will not have the authority to, inter alia:

• conduct any business other than holding Sasol Preferred Ordinary Shares or Public FundCo ordinary shares, as the case may be;

• encumber or dispose of or lose ownership of the Sasol Preferred Ordinary Shares or Public FundCo ordinary shares, as the case may be, other than as contemplated in the agreements concluded to implement the Transaction;

• make loans, grant credit or give any guarantee, insurance or indemnity to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person; and

• do or omit to do anything which would have the effect of or result in Public FundCo or Public InvestCo, as the case may be, being wound up, or being deregistered.

These restrictions will be incorporated, inter alia, to protect the interests of the Black Public in Public InvestCo and to ensure that the funding arrangements described in paragraph 12 below are not compromised.

Public FundCo and Public InvestCo will be required to apply sound corporate governance structures and processes.

10.5 Terms for participation in the Cash Invitation

The Cash Invitation allows members of the Black Public that so choose to invest directly in Sasol BEE Ordinary Shares at the Issue Price. The minimum subscription will be for 10 shares (or such other number as determined by Sasol), which will represent a minimum subscription of R3 660 at the Issue Price. This invitation aims to cater for investors with more funds available to invest, who wish to obtain direct exposure to Sasol shares and who may have a shorter investment time horizon.

Participants will receive dividends per share equal to and simultaneously with Shareholders. In addition, participants will be entitled to exercise the voting rights attaching to their Sasol BEE Ordinary Shares.

Participants in the Cash Invitation will be entitled to encumber their Sasol BEE Ordinary Shares, provided that these shares continue to be owned by members of the Black Public during the Empowerment Period.

In order to ensure the broadest possible base of participants, it is envisaged that the allocation of shares to the Black Public will be made from the bottom up, starting with applications for the smallest numbers of shares.

At the end of the term of the Transaction, the Sasol BEE Ordinary Shares will automatically be Sasol Ordinary Shares and be listed on the JSE.

10.6 Participation by Black Managers and Sasol Employees who are Black People

Black Managers and Sasol Employees who are Black People are eligible to apply to participate in the Sasol Inzalo Black Public Invitations in the same manner as other members of the Black Public.

The following Black Directors have indicated their intention to apply for shares in the Sasol Inzalo Black Public Invitations:

Directors	Number of ordinary shares in Public InvestCo*	Number of Sasol BEE Ordinary Shares in Sasol*
V N Fakude	73 200	200 000
M S V Gantsho	273 200	25% of 273 200
I N Mkhize	130 000	2 500
A M Mokaba	273 200	–
S Montsi	120 000	20 000
T H Nyasulu	112 000	–
K C Ramon	273 200	–

* The estimated maximum participation of these Black Directors may be reduced in the event of an oversubscription in either of the Sasol Inzalo Black Public Invitations.

The Black Directors who participate in the Sasol Inzalo Black Public Invitations will be related parties for purposes of the JSE Listings Requirements. The participation of the Black Directors in the Management Scheme and in the Sasol Inzalo Black Public Invitations will not exceed 0,25% of Sasol's issued share capital.

The following Black members of Sasol group management have indicated their intention to apply for shares in the Funded Invitation:

Black members of Sasol group management	Number of ordinary shares in Public InvestCo*
J Sichinga	2 000
T J Makhoere	25 000
B E Mabaso	200
S H Chaba	10 100
M Radebe	819 600
M M Zwane	13 700
Z Denga	5 000

* *The estimated maximum participation of these Black members of Sasol group management may be reduced in the event of an oversubscription in either of the Sasol Inzalo Black Public Invitations.*

10.7 Shareholder approvals

Black Directors and members of Sasol group management have indicated that they will participate in the Sasol Inzalo Black Public Invitations. Special resolutions to approve their participation are contained in the notice of General Meeting which is attached to and forms part of this Circular.

11. BOOKS OF ACCOUNT AND AUDITORS OF FUNDING AND INVESTMENT COMPANIES

During the Empowerment Period, and for so long as Sasol is obliged to consolidate the Funding and Investment Companies, the auditors of the Funding and Investment Companies will be Sasol's auditors. The Funding and Investment Companies' books ("IFRS") of account will be prepared in accordance with Sasol's accounting policies from time to time and International Financial Reporting Standards stipulated from time to time by the International Accounting Standards Board (or its successor body).

The Funding and Investment Companies will annually cause financial statements to be prepared and the financial statements so prepared to be audited. Sasol will be entitled to a copy of the annual financial statements of the Funding and Investment Companies and will be entitled to request audits of the companies, including forensic audits.

12. FUNDING OF SELECTED PARTICIPANTS AND BLACK PUBLIC PARTICIPATING IN FUNDED INVITATION

12.1 Introduction

The Selected Participants and the participants in the Funded Invitation will indirectly participate in Sasol through their respective interests in the Investment Companies and Funding Companies.

12.2 Funding of investment of the Funding Companies in Sasol Preferred Ordinary Shares

The Funding Companies will subscribe for Sasol Preferred Ordinary Shares in Sasol's issued share capital. The subscription will be funded by a combination of:

- *equity received from the Investment Companies;*
- *Preference Shares (A, B and C Preference Shares) subscribed for by the Financing Institutions; and*
- *D Preference Shares subscribed for by Sasol.*

Neither of the Funding Companies is permitted to dispose of or encumber the Sasol Preferred Ordinary Shares or any other assets owned by such Funding Company other than as provided for in the Financing Agreements.

The funding that is required by the Funding Companies to subscribe for Sasol Preferred Ordinary Shares at the Issue Price is outlined in the table below.

Sources of funding	Funding required (R million)		
	Groups FundCo	Public FundCo*	Total
EQUITY	220	400	620
PREFERENCE SHARES	3 264	5 526	8 790
A Preference Shares	900	1 530	2 430
B Preference Shares	450	765	1 215
C Preference Shares	950	1 900	2 850
D Preference Shares	964	1 331	2 295
Total	3 484	5 926	9 410

* *Assuming that 16 085 200 Sasol Preferred Ordinary Shares will be subscribed for by Public FundCo at the Issue Price and that 2 838 564 Sasol BEE Ordinary Shares will be subscribed for by the Black Public under the Cash Invitation at the Issue Price.*

12.2.1 Equity contributions

R220 million of equity will be required to fund Groups FundCo. The Selected Participants that have accepted the invitation to participate are expected to contribute approximately R165 million through their investment in Groups InvestCo. The remainder of the equity will initially be contributed by the Groups Facilitation Trust.

It is estimated that an amount of R400 million will be contributed as equity by the Black Public participating in the Funded Invitation.

12.2.2 A Preference Shares

The A Preference Shares will be issued by the Funding Companies to the relevant Financing Institutions listed in paragraph 12.4 below at a fixed dividend rate equivalent to 73% of Forward Prime. The dividend rate on the A Preference Shares, assuming they were issued at the Last Practicable Date, would be 10,2%.

The dividends on the A Preference Shares will be fully serviced from the dividends received on the Sasol Preferred Ordinary Shares and at least 50% of the A Preference Shares are required to be redeemed over the Empowerment Period (commencing after the expiry of three years from the date of issue of the A Preference Shares).

An ongoing minimum share cover ratio of 1,9 times will be required by the holders of the A Preference Shares.

If at any time there is a default by a Funding Company, Sasol may exercise its Call Option to purchase some or all of the Preference Shares of that Funding Company. Such a purchase would enable Sasol to avert an event of default which would result in the unwinding of the funding structure of that Funding Company. If a default occurs and Sasol has not exercised its Call Option, the Financing Institutions which hold the A Preference Shares in that Funding Company may, after giving written notice, pursuant to which the A Preference Shares will become redeemable, call on the security, which will give rise to a default on the B and C Preference Shares.

The A Preference Shares will be secured against the ordinary shares in the relevant Funding Company held by the relevant Investment Company.

12.2.3 B Preference Shares

The B Preference Shares will be issued by the Funding Companies to the relevant Financing Institutions listed in paragraph 12.4 below at a fixed dividend rate equivalent to 87,5% of Forward Prime. The dividend rate on the B Preference Shares, assuming they were issued at Last Practicable Date, would be 12,1%.

The dividends on the B Preference Shares will be fully serviced from the dividends received from the Sasol Preferred Ordinary Shares, over the Empowerment Period and will be subordinated to the A Preference Shares in all other respects.

An ongoing minimum share cover ratio of 2,2 times will be required by the holders of the B Preference Shares.

If at any time there is a default by a Funding Company, Sasol may exercise its Call Option to purchase some or all of the Preference Shares in that Funding Company. Such a purchase would enable Sasol to avert an event of default which would result in the unwinding of the funding structure of that Funding Company. If a default occurs and Sasol has not exercised its Call Option, the Financing Institutions that hold the B Preference Shares in that Funding Company may, after giving written notice, pursuant to which the B Preference Shares will become redeemable, call on the security, which will give rise to a default on the A and C Preference Shares.

The B Preference Shares are subordinated to the A Preference Shares.

12.2.4 C Preference Shares

The C Preference Shares will be issued by the Funding Companies to the Financing Institutions in the proportions listed in paragraph 12.4 below, at a floating dividend rate of 73% of Prime. The dividend rate on the C Preference Shares, assuming they were issued at Last Practicable Date, would be 11%.

The C Preference Shares will default, in addition to the circumstances in which the A Preference Shares and B Preference Shares will default, if at any time Sasol exceeds a net debt to earnings before interest, taxation, depreciation and amortisation cover of 2,5 times.

The holders of the C Preference Shares will receive partial dividends, in cash or by way of a capitalisation dividend, from the Effective Date. The balance of the dividends will accumulate and will be settled at the end of the Empowerment Period.

If at any time there is a default by a Funding Company, Sasol may exercise its Call Option to purchase some or all of the Preference Shares in that Funding Company. Such a purchase would enable Sasol to avert an event of default which would result in the unwinding of the funding structure of that Funding Company. If a default occurs and Sasol has not exercised its Call Option, the Financing Institutions that hold the C Preference Shares may, after giving written notice, pursuant to which the C Preference Shares will become redeemable, call on Sasol and/or Sasol Financing on the basis of the guarantee described below.

The C Preference Shares will be subordinated in all respects to the A and B Preference Shares of the relevant Funding Company and secured against a guarantee from both Sasol and Sasol Financing. Sasol will furnish to Sasol Financing a counter-indemnity in relation to the guarantee.

12.2.5 D Preference Shares

The D Preference Shares will be issued by the Funding Companies to Sasol to fund the balance between the funding required by the Funding Companies to subscribe for the Sasol Preferred Ordinary Shares and the aggregate of the proceeds from the issue of ordinary shares to the Investment Companies and the Preference Shares.

The D Preference Shares will be issued in the proportion set out above, at a floating dividend rate of 73% of Prime. The dividend rate on the D Preference Shares assuming they were issued at the Last Practicable Date, would be 11%.

The D Preference Shares will be subordinated to the A, B and C Preference Shares and will not receive any accumulated cash dividends for the duration of the Empowerment Period but will, in all other respects, have substantially the same rights, privileges and conditions as the C Preference Shares.

12.3 Dividend rates

The dividend rate on the A, B, C and D Preference Shares may, if Sasol consents, be increased if there are adverse developments in the national or international markets up to the date on which the Preference Shares are issued. If the potential subscribers require an increased dividend rate as a result of such adverse developments and Sasol has not given the requisite consent, Sasol will subscribe for further D Preference Shares to replace those Preference Shares, the potential subscribers of which required the increased dividend rate to which Sasol had not consented.

12.4 Subscription for Preference Shares and D Preference Shares

The Preference Shares will be subscribed for by the following Financing Institutions in the amounts below.

Financing Institutions	A Preference Shares (R million)	B Preference Shares (R million)	C Preference Shares (R million)	Total Preference Shares (R million)
ABSA Bank Limited	–	–	500	500
FirstRand Bank Limited	754	440	901	2 095
Investec Bank Limited	180	180	–	360
Nedbank Limited	528	265	619	1 412
The Standard Bank of South Africa Limited	968	330	830	2 128
Total	**2 430**	**1 215**	**2 850**	**6 495**

Sasol will subscribe for R2 295 million D Preference Shares, being the shortfall between the funding required to subscribe for the Sasol Preferred Ordinary Shares and the aggregate of the proceeds from the issue of ordinary shares to the Investment Companies and the A, B and C Preference Shares issued.

12.5 Redemption of Preference Shares

Sasol, the Financing Institutions and the Funding Companies will meet prior to the expiry of the Empowerment Period to determine the funding of the redemption of the Preference Shares at the end of the Empowerment Period.

12.6 Trigger Events in the Funding Agreement resulting in events of default

The Financing Agreements provide for certain events which can result in an event of default. On the occurrence of one of these events:

• the affected Funding Company has an opportunity in most circumstances to remedy its breach to prevent an event of default; and

• if the affected Funding Company fails to remedy its breach and prevent the event of default, Sasol has the right to exercise its Call Option.

Should Sasol not exercise its Call Option, the relevant Funding Company will be in default of the Financing Agreements.

If the Financing Institutions notify Sasol of an event of default Sasol will, after giving written notice, pursuant to which the Preference Shares will become redeemable, procure the cessation of the preferred dividend right of the Sasol Preferred Ordinary Shares (held as security by the Financing Institutions) such that the Sasol Preferred Ordinary Shares can be listed on the JSE as Sasol Ordinary Shares. The Sasol Ordinary Shares and any other assets of the Funding Companies will then be sold to enable the Funding Companies to discharge their obligations to the Financing Institutions and Sasol. Any surplus proceeds and remaining Sasol Ordinary Shares after the payment of any applicable tax, will be for the benefit of participants.

In an event of default, the Financing Institutions will have a right to vote at Public FundCo general meetings. Should this occur, the voting rights attached to the Sasol Preferred Ordinary Shares will be suspended during that time.

12.7 Sasol's Call Option to acquire the Preference Shares or to require early redemption of the Preference Shares

On the occurrence of certain events that have not been remedied by the relevant Funding Companies, Sasol:
- may exercise its Call Option to acquire either all of the:
  - A, B and C Preference Shares; or
  - A and B Preference Shares; or
  - B Preference Shares; or
  - B and C Preference Shares; or
  - C Preference Shares,

  of the relevant Funding Company; or
- as an alternative to the Call Option, may require the Funding Companies to redeem either all of the:
  - A, B and C Preference Shares; or
  - A and B Preference Shares; or
  - B Preference Shares; or
  - B and C Preference Shares; or
  - C Preference Shares,

  from the proceeds of E Preference Shares subscribed for by Sasol in the share capital of the relevant Funding Company ("Redemption Right").

Sasol will subscribe for the E Preference Shares at an aggregate subscription price that will enable such Funding Company to redeem all of the A, B and/or C Preference Shares, as applicable, at their required redemption amounts and/or to comply with its obligations under the Financing Agreements. The terms of the E Preference Shares relating to the dividend rate and redemption date will, with the appropriate amendments, mirror those of the A, B or C Preference Shares that are redeemed.

This may enable Sasol to prevent the potential unwinding of the funding structure of the relevant Funding Company.

In addition, Sasol may at any time after an initial period of five years from the date of issue require the Funding Companies to redeem the A, B and C Preference Shares from funds available from subscriptions by Sasol for E Preference Shares, proceeds of refinance or proceeds from special dividends on the Sasol Preferred Ordinary Shares, with the prior consent of the ordinary shareholders of the Funding Companies.

As security for all the obligations of Groups InvestCo and Groups FundCo to Sasol and for the obligations of the InvestCo shareholders to Sasol, Groups InvestCo, Groups FundCo and the Groups InvestCo shareholders will pledge and cede their reversionary rights in respect of the ordinary shares in Groups InvestCo and Groups FundCo and in respect of the Sasol Preferred Ordinary Shares, as the case may be.

12.8 Shareholder approvals

The special resolutions required to authorise the Company to give financial assistance in terms of section 38(2A) of the Companies Act to give effect to the funding structure set out in this paragraph 12 is contained in the notice of General Meeting which is attached to and forms part of this Circular.

In order to exercise the Call Option or to subscribe for E Preference Shares detailed in paragraph 12.7 above timeously, Sasol requires pre-approval from Shareholders at the General Meeting.

The Call Options may only be exercised and the E Preference Shares may only be subscribed for after the Board has satisfied itself at that time as to the solvency and liquidity of the Sasol Group.

The subscriptions for the D Preference Shares and E Preference Shares, the provision of the guarantee in respect of the C Preference Shares and the giving of certain indemnities and undertakings in relation to costs by Sasol will require the approval of Shareholders by special resolution. A notice of General Meeting containing the requisite resolutions is attached to and forms part of this Circular.

13. FAIRNESS OPINION

In terms of the JSE Listings Requirements, the votes of shareholders of unlisted securities cannot be taken into account in determining either a quorum or for approval of any resolution considered at any general or annual general meeting. The JSE has granted dispensation from such requirement in respect of the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares, subject to, inter alia, the provision of a fairness opinion by an independent expert on the issue of the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares. Deloitte & Touche Corporate Finance, the Independent Expert appointed by Sasol to provide such opinion, has opined that the issue of the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares is fair to Shareholders. The opinion of the Independent Expert is contained in Annexure 1.

14. FACILITATION BY SASOL

Sasol intends to facilitate the Transaction as follows:

- in respect of the Sasol Inzalo Schemes, Sasol will fully facilitate the acquisition of the Sasol Ordinary Shares at nominal value by the Employee Trusts, subject to Sasol's Repurchase Right at the end of the Empowerment Period;

- in respect of the Sasol Inzalo Foundation, Sasol will fully facilitate the acquisition of the Sasol Ordinary Shares at nominal value by the Foundation, subject to Sasol's Repurchase Right at the end of the Empowerment Period;

- in respect of the Funding Companies:

  - Sasol will facilitate the subscription for C Preference Shares by Financing Institutions through the provision of a guarantee in favour of the Financing Institutions for the obligations of the Funding Companies. If there is a default on the C Preference Share funding and a subsequent call under the Sasol guarantee, Sasol will be required to settle the obligations of the Funding Companies in relation to the Financing Institutions that hold the C Preference Shares;

  - Sasol will subscribe for D Preference Shares to fund the shortfall between the amount required to subscribe for the Sasol Preferred Ordinary Shares and the aggregate funding raised through the equity contributions from Selected Participants and the Black Public and the issue of the Preference Shares; and

  - Sasol may subscribe for E Preference Shares in the Funding Companies to facilitate the payment of the redemption amount of the Preference Shares;

- Sasol will fund subscription for Groups InvestCo and Public InvestCo ordinary shares by the respective facilitation trusts, should the shares not be subscribed for by the Selected Participants and the Black Public, respectively; and

- issuing the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares at the 60 day VWAP of the Sasol Ordinary Shares to 18 March 2008 (Issue Price) which was below the closing share price of R441 per share on the Last Practicable Date.

The impact of Sasol's facilitation ("share-based payment charge"), which has no cash effect and no impact on the net asset value of the Company, is expected to be approximately R8 257 million for the duration of the Transaction. This equates to 3% of Sasol's market capitalisation, which is in line with comparable, recently concluded BEE transactions. The share-based payment charge is calculated in accordance with IFRS 2 – Share-based Payment, and is further based on the Issue Price and other prevailing market conditions. Changes in the closing share price of the Sasol Ordinary Share on the Last Practicable Date and the date on which all relevant conditions are fulfilled as well as changes in the other market conditions could give rise to significant movements in this cost. Although this is a once-off cost, the share-based payment related to the Sasol Inzalo Schemes will be recognised annually over the Empowerment Period.

15. FINANCIAL INFORMATION

15.1 Authorised and issued share capital

Share capital before the implementation of the Transaction

The authorised and issued share capital of Sasol at the Last Practicable Date is set out below.

	Stated capital (R million)
Authorised	
1 175 000 000 Sasol Ordinary Shares	–
Issued	
631 539 348 Sasol Ordinary Shares	4 004
Treasury shares	
37 093 117 Sasol Ordinary Shares	235

All of the issued Sasol Ordinary Shares are listed on the JSE.

All issues of Sasol Ordinary Shares in the three years ended on the Last Practicable Date have been pursuant to Sasol's existing share incentive schemes. Accordingly, from 1 April 2005 until the Last Practicable Date 15 930 200 Sasol Ordinary Shares were issued to Sasol employees and executive Directors who participate in the existing share incentive schemes.

Issued share capital after the implementation of the Sasol Inzalo BEE Transaction

The issued share capital of Sasol after the implementation of the Sasol Inzalo BEE Transaction is set out below.

	Stated capital (R million)
Authorised	
1 127 690 590 Sasol Ordinary Shares	–
28 385 646 Sasol Preferred Ordinary Shares	–
18 923 764 Sasol BEE Ordinary Shares	–
Issued	
666 232 916 Sasol Ordinary Shares	4 005
25 547 082 Sasol Preferred Ordinary Shares	9 350
2 838 564 Sasol BEE Ordinary Shares	1 039
Treasury shares	
37 093 117 Sasol Ordinary Shares	223

All of the shares other than the Sasol Preferred Ordinary Shares and Sasol BEE Ordinary Shares, will be listed on the JSE.

The issued share capital after implementation of the Sasol Inzalo BEE Transaction has been based on the number of Sasol Ordinary Shares in issue as at the Last Practicable Date. The actual Sasol Ordinary Shares in issue may increase after the Last Practicable Date as a result of the issue of Sasol Ordinary Shares in terms of Sasol's existing share incentive scheme.

The treasury shares may also increase after the Last Practicable Date if the current share repurchase programme continues at the end of Sasol's current closed period.

15.2 Trading history

Price history of Sasol Ordinary Shares on the JSE is set out in Annexure 4.

16. PRO FORMA FINANCIAL EFFECTS OF THE TRANSACTION

The unaudited pro forma financial effects of the Transaction and in particular the specific issues of shares for cash, which are the responsibility of the Sasol Directors, have been prepared for illustrative purposes only and due to the nature thereof, they may not fairly represent Sasol's financial position, changes in equity, results of operations or cash flows. The unaudited pro forma financial effects assume that the Transaction had been fully implemented on 1 July 2007 for income statement purposes and 31 December 2007 for purposes of the statement of financial position. It does not purport to be indicative of what the financial results would have been, had the Transaction been implemented on a different date. The unaudited pro forma financial effects of the Transaction are based on the assumptions set out in the notes and assumptions below and include assumptions on the closing share price, which can only be determined in the future.

The unaudited pro forma financial effects are presented in a manner consistent in all respects with IFRS and Sasol's accounting policies.

The Transaction has a positive effect on Sasol's net asset value per share and a marginal impact on the unaudited pro forma earnings, excluding the share-based payment charge that is of a non-cash nature.

The unaudited pro forma financial effects of the Transaction are set out in the table below:

		Before	After	% change (six months)
Attributable earnings per share[3]	cents	1 505	826	(45,1)
Attributable earnings per share (excluding the share-based payment charge)[3]	cents	1 505	1 483	(1,5)
Diluted earnings per share[4]	cents	1 485	815	(45,1)
Headline earnings per share	cents	1 456	777	(46,6)
Net asset value per share	cents	10 147	10 241	0,9
Net tangible asset value per share	cents	9 946	10 041	1,0
Weighted average number of shares in issue[5]	million	607,7	610,7	0,5
Diluted weighted average number of shares in issue[6]	million	616,0	619,0	0,5

Notes and assumptions:

1. *The unaudited pro forma financial information before the implementation of the Transaction is based on the reviewed financial position of the Sasol Group at 31 December 2007 and the results of its operations for the six months ended 31 December 2007.*

2. *The unaudited pro forma financial information per share after the Transaction is based on the assumptions that:*

   (a) *the Transaction was implemented with effect from 1 July 2007 for calculation of the income statement effects and on 31 December 2007 for calculation of the statement of financial position effects;*

   (b) *34 693 568 Sasol Ordinary Shares were issued, at nominal value of R0,01 per share, to the Employee Trusts and the Sasol Inzalo Foundation;*

   (c) *25 547 082 Sasol Preferred Ordinary Shares of which 9 461 882 were issued to Groups FundCo and 16 085 200 were issued to Public FundCo at the Issue Price of R366 per share, which represents a discount of approximately 17% to the Sasol closing share price of R441 on the Last Practicable Date;*

   (d) *2 838 564 Sasol BEE Ordinary Shares were issued to the Black Public under the Cash Invitation at the Issue Price;*

   (e) *the Employee Trusts, Sasol Inzalo Foundation and the Funding Companies are consolidated for accounting purposes. In this regard any shares issued to these entities are regarded as treasury shares and excluded from the above calculations;*

   (f) *the preferred ordinary dividend per share in respect of the 25 547 082 Sasol Preferred Ordinary Shares issued to the Funding Companies for the six months ended 31 December 2007, amounts to R16,00 per annum;*

   (g) *based on prevailing market rates, the average cost of the preference share funding raised, as at the Last Practicable Date is estimated at 10,9%; and*

   (h) *the impact of all other movements in cash have been calculated at the average of the relevant prevailing market rates over the six months ended 31 December 2007. Other cash movements include proceeds received from BEE Participants and holders of Preference Shares for the issue of Sasol Preferred Ordinary Shares and Sasol Ordinary Shares (approximately R8,1 billion) less transaction costs estimated at R175 million, as set out in paragraph 26 below.*

3. *The unaudited pro forma financial results of the Sasol Group's operations for the six months ended 31 December 2007 are distorted due to a significant portion of the share-based payment charge being recognised immediately. Attributable earnings for the six months ended 31 December 2007 has been reduced by R4 014 million.*

   The total share-based payment charge for the Transaction amounts to R8 257 million for the Empowerment Period. The facilitation by Sasol giving rise to the share-based payment charge is outlined in paragraph 14 above.

   The share-based payment charge associated with the Employee Trusts amounts to R4 740 million for the Empowerment Period and will be expensed in the income statement over the ten year period. The charge for the six months ended 31 December 2007 therefore amounts to R497 million.

   The share-based payment charge of R3 517 million attributable to the participation of the other BEE Shareholders is recognised immediately in the income statement when all relevant conditions have been fulfilled.

4. *The diluted earnings per share is calculated by dividing earnings by the diluted weighted average number of shares in issue for the period.*

5. *The weighted average number of shares excludes the shares issued to the Employee Trusts, the Foundation and the Funding Companies, which shares are treated as treasury shares. The weighted average number of shares includes the 2 838 564 Sasol BEE Ordinary Shares issued to the Black Public under the Cash Invitation.*

6. *The diluted weighted average number of shares in issue for the period ended 31 December 2007 does not assume the effect of any Sasol Ordinary Shares that may be sold in order to settle the outstanding debt under the A and B Preference Share funding as the effect thereof is anti-dilutive.*

17. WORKING CAPITAL STATEMENT

Prior to implementing the Repurchase, Sasol's sponsor, currently Deutsche Securities (Proprietary) Limited, will provide the JSE with a working capital confirmation as required in the JSE Listings Requirements and the Board will publish an announcement in compliance with the JSE Listings Requirements on SENS and in the press containing, inter alia, details of the Repurchase and a working capital statement as prescribed in section 11.27 of the JSE Listings Requirements.

18. SOLVENCY AND LIQUIDITY STATEMENT

After considering the terms of the Sasol Inzalo BEE Transaction, the Board is satisfied that subsequent to:

- *providing the financial assistance referred to in paragraph 14 above and special resolutions number 18, 19, 20 and 30 in the notice of General Meeting which is attached to and forms part of this Circular and for the duration of the Empowerment Period, Sasol and the Sasol Group will be able to pay its debts as they become due in the ordinary course of business; and*

- *the Sasol Inzalo BEE Transaction the assets of Sasol and the Sasol Group, fairly valued, will be in excess of the liabilities of Sasol and the Sasol Group. For this purpose, the assets and liabilities have been recognised and measured in accordance with the accounting policies used in Sasol's latest audited consolidated annual financial statements. Furthermore, for this purpose contingent liabilities have been accounted for as required in terms of section 38(2B) of the Companies Act.*

GENERAL INFORMATION RELATING TO SASOL

19. INCORPORATION

Sasol Limited (the ultimate holding company of the Sasol Group) was incorporated in South Africa in 1979. In October 1979, Sasol Limited was listed on the JSE. In 1982, Sasol's ADRs were quoted on the NASDAQ National Market through an unsponsored ADR program, which was later converted to a sponsored ADR program in 1994. With effect from 9 April 2003 Sasol transferred its listing from NASDAQ to the NYSE.

Sasol is listed on the JSE under share code SOL in the Oil and Gas sector. It is listed on the NYSE under share code SSL.

20. GENERAL BUSINESS DESCRIPTION

Founded in 1950, Sasol is an integrated oil and gas company with substantial chemical interests. Sasol mines coal in South Africa. This coal, along with Mozambican natural gas, is converted into fuels and chemical feedstock using proprietary technology.

The Sasol Group also has chemical manufacturing and marketing operations in Europe, Asia, the Middle East and the Americas. The larger chemical portfolios include monomers, polymers, solvents, olefins, surfactants, surfactant intermediates, comonomers, waxes, phenolics and nitrogenous products.

Sasol produces crude oil offshore Gabon and intends to increase its oil and gas production in selected regions around the world, including Mozambique and West Africa. In South Africa, Sasol refines crude oil into liquid fuels and retails liquid fuels and lubricants produced in the Natref refinery (a joint venture with Total South Africa (Proprietary) Limited) and by Sasol through a network of Sasol-branded and Exel-branded retail convenience centres. The Sasol Group also sells liquid fuels to other distributors in South Africa and export fuels to a few sub-Saharan African countries.

Natural gas is produced in Mozambique for supply to customers and as feedstock for some of the Sasol Group's fuel and chemical production in South Africa.

In 2007, Sasol started up its first international joint venture gas-to-liquids ("GTL") plant in Qatar. A second GTL plant is under construction in Nigeria.

The Sasol Group employs approximately 32 000 people.

21. DIRECTORS' OPINION ON PROSPECTS OF THE BUSINESS

Sasol is currently commissioning new production capacity at Arya Sasol Polymer Company and Oryx GTL Limited's output is steadily increasing. The benefits are expected to impact the earnings during the second half of the 2008 financial year and into the 2009 financial year, when production at these plants ramp up.

Taking into account the assumptions on prices and currencies, the earnings for the full 2008 financial year will reflect good growth compared with the 2007 financial year.

Sasol's strong financial performance, underpinned by a healthy statement of financial position, positions the Company well for future growth.

22. MATERIAL CHANGE

Other than as noted in this Circular, there have been no known material changes in the financial or trading position of Sasol and its subsidiaries since the publication of the reviewed financial results for the six months ended 31 December 2007.

23. LITIGATION STATEMENT

Other than those matters disclosed in Annexure 10 to this Circular, there are no legal or arbitration proceedings which may have, or have had, during the 12 month period preceding the date of this Circular, a determinable material effect on the financial position of the Sasol Group. Furthermore, Sasol is not aware of any such proceedings that are pending or threatened.

24. INFORMATION RELATING TO DIRECTORS

24.1 Directors

Executive Directors

L P A Davies	Chief executive Member of the Risk and Safety, Health and Environment Committee	1 Sturdee Avenue, Rosebank, 2196 Johannesburg, South Africa
V N Fakude	Executive Director responsible for human resources, stakeholder relationships, corporate affairs and transformation Member of the Risk and Safety, Health and Environment Committee	1 Sturdee Avenue, Rosebank, 2196 Johannesburg, South Africa
A M Mokaba	Executive Director responsible for the South African Energy Cluster Member of the Risk and Safety, Health and Environment Committee	1 Sturdee Avenue, Rosebank, 2196 Johannesburg, South Africa
K C Ramon	Chief financial officer Member of the Risk and Safety, Health and Environment Committee	1 Sturdee Avenue, Rosebank, 2196 Johannesburg, South Africa

Non-executive Directors

P V Cox	Non-executive chairman Chairman of the Nomination and Governance Committee and member of the Risk and Safety, Health and Environment Committee and the Compensation Committee	1 Sturdee Avenue, Rosebank, 2196 Johannesburg, South Africa
E le R Bradley	Independent non-executive Director Member of the Audit Committee, Nomination and Governance Committee and the Compensation Committee	10 Anerley Road, Parktown, 2193 Johannesburg, South Africa
B P Connellan	Independent non-executive Director Chairman of the Audit Committee and member of the Risk and Safety, Health and Environment Committee and Compensation Committee	PO Box 69411 Bryanston, 2021 Johannesburg, South Africa
H G Dijkgraaf Dutch citizen	Independent non-executive Director Chairman of the Compensation Committee and member of the Risk and Safety, Health and Environment Committee	PO Box 97636 2509GA Den Haag The Netherlands
M S V Gantsho	Independent non-executive Director	African Development Bank 13 Avenue du Ghana, BP 323 1002 Tunis Belvedere Tunisia
A Jain Indian citizen	Non-executive Director	Winchester House Great Winchester Street London EC2N 2DB United Kingdom
I N Mkhize	Independent non-executive Director Member of the Risk and Safety, Health and Environment Committee	5 Phillip Walk, Beverley Gardens Randburg, 2195 Johannesburg, South Africa
S Montsi	Independent non-executive Director Chairman of the Risk and Safety, Health and Environment Committee and member of the Nomination and Governance Committee and Compensation Committee	PO Box 230 Constantia, 7848 South Africa

Non-executive Directors

T H Nyasulu	Non-executive Director Member of the Nomination and Governance Committee	410 Jan Smuts Avenue, Craighall Park, 2196 Johannesburg, South Africa
J E Schrempp German citizen	Independent non-executive Director Member of the Nomination and Governance Committee	PO Box 200651 80006 Munich Germany
T A Wixley	Independent non-executive Director Member of the Audit Committee	PO Box 3480 Parklands, 2121 Johannesburg, South Africa

24.2 Shareholdings of the Directors

On the Last Practicable Date, the Directors held the following beneficial interests, either directly or indirectly, in the issued share capital of the Company:

Director	Direct	Indirect	Total	% of issued share capital
Executive				
L P A Davies	21 700	209	21 909	<0,1
Non-executive				
P V Cox	260 059	–	260 059	<0,1
E le R Bradley	116 781	181 219	298 000	<0,1
B P Connellan	10 500	–	10 500	<0,1
T A Wixley	1 300	–	1 300	<0,1
Total	**410 340**	**181 428**	**591 768**	

24.3 Directors' interests in contracts

Other than as disclosed in paragraphs 7.3.2 and 10.6 above and in this paragraph 24.3, the Directors do not have any material beneficial interests, either directly or indirectly, in any transactions effected by the Company in the current or immediately preceding financial year or during any previous financial year which remain in any respect outstanding or unperformed.

In a transaction aimed at obtaining compliance with the Liquid Fuels Charter's requirements on BEE, the Company entered into an agreement with effect from 1 July 2006 with Tshwarisano LFB Investment (Proprietary) Limited ("Tshwarisano"), in terms of which Tshwarisano acquired 25% of the Company's subsidiary, Sasol Oil (Proprietary) Limited ("Sasol Oil") for a purchase consideration of R1 450 million. A Director of Sasol, Ms T H Nyasulu, is also a director of Sasol Oil and Tshwarisano, and indirectly holds 1,275% of the shares of Sasol Oil through her 5,1% indirect holding in Tshwarisano.

24.4 Variation of remuneration

The remuneration receivable by the Directors of Sasol will not be varied as a consequence of the Sasol Inzalo BEE Transaction.

25. MAJOR SHAREHOLDERS

As at the Last Practicable Date, so far as it is known to the Directors, the following Shareholders had a beneficial interest in 5% or more of the issued share capital of Sasol:

Shareholder	Number of ordinary shares held (million)	% beneficial shareholding
Public Investment Corporation Limited	114,1	18,1
Industrial Development Corporation of South Africa Limited	53,3	8,4
Sasol Investment Company (Proprietary) Limited	37,1	5,9

26. COSTS OF THE SASOL INZALO BEE TRANSACTION

The cost of the Sasol Inzalo BEE Transaction, including costs of professional advisors, printing and publishing costs will be borne by Sasol and it is estimated to be R175 million, comprised as follows:

Service provider	Work performed	Fees (R million)
Rand Merchant Bank	Transaction advisory and debt arranging	37,5
The Standard Bank of South Africa Limited	Debt arranging	7,5
Werksmans	Legal services	4,0
Edward Nathan Sonnenbergs Inc.	Legal services	20,0
Shearman & Sterling LLP	Legal services	0,6
Prinsloo, Tindle & Andropoulos Inc.	Legal services	3,0
Linklaters LLP	Legal services	0,3
KPMG Inc.	Reporting accountant and auditor	0,2
Deloitte & Touche Corporate Finance	Fairness opinion	0,6
Advocates Peter Solomon SC and Julia Boltar	Tax services	0,5
South African Revenue Services	Creation duty	3,0
South African Revenue Services	Advanced tax ruling	0,2
McKinsey	Advisory services	5,8
Keystone	Advisory services	3,3
South African Post Office	Administration of Sasol Inzalo Black Public Invitations	21,0
Ince (Proprietary) Limited	Printing of Circular and Prospectus	31,5
Computershare Investor Services (Proprietary) Limited	Administration of Sasol Inzalo Black Public Invitations	5,1
NEF	Project management of Sasol Inzalo Black Public Invitations	2,0
Barnstone	Project management	6,7
Communications and roadshows	Various	11,8
Other*	Sundry	10,4
Total		**175,0**

* Includes a total fee of R78 774 paid to the JSE in connection with the Transaction.

27. CONSENTS

The merchant bank, transaction sponsor, co-debt arrangers and co-funders, sponsor, Independent Expert, attorneys, advisor on Sasol Inzalo Black Public Invitations, reporting accountant and auditor and Transfer Secretaries to Sasol have consented in writing to act in the capacities stated and to their reports, if any, and their names being included in this Circular and have not withdrawn their consents prior to publication of this Circular.

28. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors, whose names are given on page 14 of this Circular, individually and collectively, accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief, there are no material facts that have been omitted which would make any statement false or misleading and that all reasonable enquiries to ascertain such facts have been made and that this Circular contains all the information required by law and the JSE Listings Requirements.

29. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies of such documents, will be available for inspection at the Registered Office of Sasol during normal office hours from 24 April 2008 up to and including the date of the General Meeting:

29.1 this Circular;

29.2 Sasol's Articles and memorandum of association;

29.3 written consents from the merchant bank, transaction sponsor, co-debt arrangers and co-funders, sponsor, Independent Expert, attorneys, advisor on Sasol Inzalo Black Public Invitations, reporting accountant and auditor, financial advisers and Transfer Secretaries to Sasol for the inclusion of their names and reports in this Circular in the form and context in which they appear;

29.4 the independent fairness opinion included as Annexure 1 to this Circular;

29.5 the independent reporting accountant's report on the financial effects of the Sasol Inzalo BEE Transaction included as Annexure 2 to this Circular;

29.6 the agreements in respect of the Sasol Inzalo BEE Transaction and the relevant trust deeds;

29.7 summary of service agreements with Directors entered into during the last three years; and

29.8 the audited financial statements for the years ended 30 June 2005 to 2007.

By order of the Board

N L Joubert
Company Secretary

24 April 2008

INDEPENDENT EXPERT'S OPINION ON THE ISSUE OF THE SASOL PREFERRED ORDINARY SHARES AND THE SASOL BEE ORDINARY SHARES

"18 April 2008

The Directors
Sasol Limited
1 Sturdee Avenue
Rosebank
2196

Dear Sirs

Fairness opinion on the terms of the proposed issue of preferred ordinary shares and black economic empowerment ("BEE") ordinary shares to the broad based black South African public and preferred ordinary shares to selected BEE groups by Sasol Limited ("Sasol") as part of the broad based black economic empowerment transaction (the "BBBEE transaction")

Introduction

It was announced on 25 March 2008 that Sasol is undertaking a BBBEE transaction in respect of 10% of its issued share capital, funded through a combination of equity and preference share funding (including preference shares subscribed for by Sasol), with appropriate facilitation by Sasol. The BBBEE transaction broadly consists of four participant groupings, as follows:

Participant grouping:	Preferred ordinary shares	BEE ordinary shares	Ordinary shares	Total
Broad-based black South African public ("Black Public")	2,6%	0,4%	–	3,0%
Selected BEE groups ("Selected Participants")	1,5%	–	–	1,5%
Black and white Sasol employees below managerial level and Sasol's black managers	–	–	4,0%	4,0%
Sasol Foundation	–	–	1,5%	1,5%
	4,1%	**0,4%**	**5,5%**	**10,0%**

A maximum of 3.0% of shares allocated to the Black Public will be issued through a public share invitation consisting of both a "Funded Invitation" (2.6% preferred ordinary shares) and a "Cash Invitation" (0.4% BEE ordinary shares).

The Selected Participants have been chosen by Sasol from BEE groups expressing interest, based on criteria important to Sasol. 50 Selected Participants have already accepted an invitation to participate and will indirectly participate in 80% of the preferred ordinary shares. Sasol is continuing the process of selecting, in its discretion, appropriate black groups indirectly to acquire the balance of 20% of the preferred ordinary shares. The black groups will have the same characteristics as those of the groups that have already been invited to participate in the BBBEE transaction.

A number of investment entities will be established to hold the interests of the participant groupings and participants will have full voting and economic rights in the particular investment entity established for their participant grouping.

Investment entities established for the Black Public and the Selected Participants will be funded by a combination of equity contributions from participants, preference share funding with no recourse to Sasol, preference share funding guaranteed by Sasol, and preference shares subscribed for by Sasol.

The preferred ordinary shares allocated to the Black Public and the Selected Participants will not be listed on the Johannesburg Stock Exchange ("JSE") and will have a fixed cumulative dividend right for a period of 10 years, ranking ahead of ordinary share dividend rights. In all other respects the shares will rank equally to ordinary shares. After 10 years the preferred ordinary shares will be re-designated as ordinary shares and will then be listed as Sasol ordinary shares.

The Black Public obtaining shares through the "Funded Invitation" will be required to hold their shares in the investment entity for a minimum of three years, whereafter it is envisaged that an over the counter market will be created for trading such shares. At the conclusion of the 10 year period the investment entity will distribute remaining Sasol ordinary shares to the Black Public participants at that time.

Shares issued through the "Cash Invitation" will be a new class of share – the Sasol BEE ordinary share which will rank pari passu to the Sasol ordinary shares and will differ only in the fact that they will not be listed on the JSE and cannot be traded for the first two years of the BBBEE transaction, and thereafter, until 30 June 2017, they can only be traded between black people. At the end of the term of the BBBEE transaction, the Sasol BEE ordinary shares will be re-designated as Sasol ordinary shares and will then be listed on the JSE.

The Selected Participants will be required to hold their shares in their investment entity for the 10 year duration of the BBBEE transaction, after which the investment entity will distribute remaining Sasol ordinary shares to those participants.

In total, the BBBEE transaction will require the issue of some 25.6 million Sasol preferred ordinary shares, 34.7 million Sasol ordinary shares to the investment entities and 2.8 million Sasol BEE ordinary shares directly to the Black Public.

Scope

In terms of section 4.24 of the JSE Listings Requirements ("the Listings Requirements") the investment entities holding unlisted deferred ordinary shares in Sasol (Sasol preferred ordinary shares and Sasol BEE ordinary shares) would not be permitted to vote at shareholder meetings. The JSE has issued dispensation in respect of this rule to allow the holders of these unlisted voting instruments to vote at shareholder meetings. It is a requirement of the JSE that an opinion should be obtained from an independent professional expert, acceptable to the JSE, indicating whether or not the proposed issue of such unlisted voting instruments is fair to the shareholders of Sasol.

Full details of the BBBEE transaction, including the issue of unlisted voting instruments outlined above, are contained in the circular to shareholders of Sasol ("the circular"), dated on or about 24 April 2008, of which this letter forms part.

For purposes of our opinion, fairness is primarily based on a quantitative assessment. The issue of the preferred ordinary shares and BEE ordinary shares would be considered fair to Sasol shareholders if the value derived from the issue of the shares were greater than or equal to the cost thereof, represented by the discount below fair market value at which the preferred ordinary shares and BEE ordinary shares are issued.

Our fairness opinion does not purport to cater for individual shareholder positions but rather the general body of shareholders.

Information utilised and procedures carried out

In arriving at our opinion we have considered information from the following sources and we have undertaken the following procedures:

- *information on Sasol, including the history, nature of business, products and services, key customers and competitor activity. This information was acquired from a variety of sources, including discussions with senior management of Sasol;*
- *strategic analyses of Sasol, including, inter alia, the strengths, weaknesses, opportunities and threats applicable thereto and details of market share and market growth rates;*
- *audited financial information of Sasol for the financial years from 2005 to June 2007 and reviewed interim financial information for the 2008 financial year;*
- *forecast financial information for the financial years from 2008 to June 2017, prepared by management;*
- *headline earnings and dividend projections made by management of Sasol;*
- *analysts' reports on Sasol and the industries in which it operates;*
- *a funding model and related cash flows sent to potential financiers of the BBBEE transaction;*
- *extract from a draft accounting opinion prepared by management of Sasol in relation to the accounting treatment of the consolidated elements of the BBBEE transaction;*
- *the requirements of the South African Petroleum and Liquid Fuels Industry on Empowering Historically Disadvantaged South Africans in the Petroleum and Liquid Fuels Industry (adopted by the liquid fuels industry in November 2000), Broad Based Socio Economic Empowerment Charter for the Mining Industry as developed in terms of the Mineral and Petroleum Resources Development Act, 2002 and the Broad-Based Black Economic Empowerment Codes of Good Practice promulgated in terms of section 9(1) of the BEE Act;*
- *an estimation by Sasol management of the business and associated cash flow risks of not successfully concluding the BBBEE transaction;*
- *a desk top indicative valuation of Sasol ordinary shares, which we have prepared;*
- *indicative valuations, which we have prepared, of the preferred ordinary shares and the BEE ordinary shares;*
- *the circular; and*
- *discussions with management of Sasol.*

Our approach to considering the issue of preferred ordinary shares and BEE ordinary shares

In considering the issue of preferred ordinary shares to the Black Public and the Selected Participants and BEE ordinary shares to the Black Public, we performed an independent desk top indicative valuation of the ordinary shares of Sasol, using a discounted cash flow ("DCF") valuation methodology. We corroborated our DCF valuation results by considering other market based evidence and the market price of Sasol shares.

In addition we performed indicative valuations of the preferred ordinary shares and BEE ordinary shares taking account of their re-designation to Sasol ordinary shares at the end of the ten year period and listing at that time. We used DCF and option valuation methodologies, as appropriate, and considered discounts for marketability during the period the shares will not be listed.

We applied the above valuation information to enable us to estimate the cost to ordinary shareholders of the issue of the preferred ordinary shares and BEE ordinary shares.

We considered the importance of concluding a BEE transaction to the continued successful operations of Sasol's South African business in view of the requirements of current legislation, relevant charters and best practice. We reviewed Sasol's estimates of the business and cash flow risks of not concluding the BBBEE transaction and the potential impact of these on Sasol's market capitalisation. This was estimated by applying probability factors to potential cash flow effects and discounting resultant potential cash flow effects back to present values at Sasol's weighted average cost of capital.

Finally, we compared the cost to shareholders of issuing the preferred ordinary shares and BEE ordinary shares against the present value of the potential cash flow effects of not successfully concluding the BBBEE transaction.

Other key considerations

In addition to the work referred to above, we have considered qualitative factors, including:

- the imperative for transformation to be achieved in South Africa and for a leading business, such as Sasol, to be active in facilitating such transformation;
- the broad based nature of the proposed issue of the preferred ordinary shares to the Black Public and the Selected Participants and the issue of the BEE ordinary shares to the Black Public; and
- the terms and conditions of the proposed issues of preferred ordinary shares and BEE ordinary shares and the BBBEE transaction in comparison to BEE transactions undertaken by other JSE listed companies.

Opinion

Based upon and subject to the foregoing, we are of the opinion that the proposed issues of preferred ordinary shares and BEE ordinary shares of Sasol are both fair to the shareholders of Sasol.

Our opinion is based upon the market, regulatory and trading conditions as they currently exist and can only be evaluated as at the date of this letter. It should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

Each Sasol shareholder's decision may be influenced by their particular circumstances. We suggest that a shareholder should consult an independent advisor if they are in any doubt as to the merits of the BBBEE transaction considering their personal circumstances.

Limiting conditions

Forecasts relate to uncertain future events and are based on assumptions, which may not remain valid for the whole of the forecast period. Consequently, forecast financial information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely actual results will correspond to projections made by the management of Sasol and made available to us during the course of our review.

Our procedures and inquiries did not constitute an audit in terms of International Standards on Auditing. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our fairness opinion.

Independence

We confirm that we have no financial interest in Sasol and the outcome of the BBBEE transaction, including the issues of preferred ordinary shares and BEE ordinary shares. Furthermore, we confirm that our professional fees are not contingent upon the successful conclusion of the BBBEE transaction.

Consent

We hereby consent to the inclusion of this letter and references thereto in the circular in the form and context in which they appear.

Yours faithfully

D McDuff
Partner
Deloitte & Touche
Corporate Finance
Registered Auditors
Woodlands Drive
Woodmead
Sandton
2146"

ACCOUNTANT'S REPORT ON THE PRO FORMA FINANCIAL EFFECTS OF THE TRANSACTION

"The Directors
Sasol Limited
1 Sturdee Avenue
Rosebank
2196

18 April 2008

Dear Directors

Independent Reporting Accountant's limited assurance report on the unaudited pro forma financial effects, income statement and statement of financial position

Introduction

We have performed our limited assurance engagement with regard to the unaudited pro forma financial effects, income statement and statement of financial position (collectively "the pro forma financial information") of Sasol Limited ("Sasol") set out in paragraph 16 and Annexure 3 of the Circular to be dated 24 April 2008 issued in connection with the Black Economic Empowerment Transaction ("the Circular").

The pro forma financial information has been prepared for purposes of complying with the requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the Sasol Inzalo Black Economic Empowerment ("BEE") Transaction (the Transaction) might have affected the reported financial information had the transaction been undertaken on 1 July 2007 for income statement purposes and on 31 December 2007 for statement of financial position purposes.

Because of its nature, the pro forma financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Sasol, after the transaction.

Directors' responsibility

The directors of Sasol are solely responsible for the compilation, contents and presentation of the pro forma financial information contained in the Circular and for the financial information from which it has been prepared.

Their responsibility includes determining that the pro forma financial information contained in the Circular has been properly compiled on the basis stated, the basis is consistent with the accounting policies of Sasol and the pro forma adjustments are appropriate for the purposes of the pro forma financial information as disclosed in terms of the JSE Listings Requirements.

Reporting accountants' responsibility

Our responsibility is to express a limited assurance conclusion on the pro forma financial information included in the Circular. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial information and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants.

This standard requires us to comply with ethical requirements and to plan and perform the assurance engagement to obtain sufficient appropriate audit evidence to support our limited assurance conclusion, expressed below.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted historical financial information of Sasol with the source documents, considering the pro forma adjustments in light of the accounting policies of Sasol, considering the evidence supporting the pro forma adjustments, recalculating the amounts based on the information obtained and discussing the pro forma financial information with Sasol management on behalf of the directors of Sasol.

In arriving at our conclusion, we have relied upon financial information prepared by Sasol management on behalf of the directors of Sasol and other information from various public, financial and industry sources.

Whilst our work performed involved an analysis of the historical financial information and other information provided to us, our limited assurance engagement does not constitute either an audit or review of any of the underlying financial information undertaken in accordance with the International Standards on Auditing or the International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Opinion

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that in terms of section 8.17 and 8.30 of the JSE Listings Requirements:

• the pro forma financial information has not been properly compiled on the basis stated;

• such basis is inconsistent with the accounting policies of Sasol; and

• the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed pursuant to section 8.30 of the JSE Listings Requirements.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the Circular to be issued by Sasol in the form and context in which it appears.

Yours faithfully

KPMG Inc.
Per M Bove
Chartered Accountant (SA)
Registered Auditor
Director"

PRO FORMA INCOME STATEMENT, STATEMENTS OF COMPREHENSIVE INCOME, FINANCIAL POSITION AND CHANGES IN EQUITY

Set out below are the pro forma income statement, statements of comprehensive income, financial position and changes in equity, for the six month period ended 31 December 2007, showing the effects of the Transaction.

The pro forma income statement, statements of comprehensive income, financial position and changes in equity are provided for illustrative purposes only, and due to their pro forma nature, may not fairly present the results, financial position and changes in equity of Sasol.

The Directors of Sasol are responsible for the preparation of the pro forma income statement, statements of comprehensive income, financial position and changes in equity. The Reporting Accountant's Report on the pro forma income statement, statements of comprehensive income, financial position and changes in equity is attached as Annexure 2 to this Circular.

SASOL LIMITED

Income statement

for the period ended	31 Dec 07 Reviewed[1] (R million)	Adjustments[2] (R million)	31 Dec 07 Pro forma (R million)
Turnover	55 517		55 517
Cost of sales and services rendered	(32 548)		(32 548)
Gross profit	**22 969**		**22 969**
Non-trading income	215		215
Marketing and distribution expenditure	(3 226)		(3 226)
Administrative expenditure	(2 480)		(2 480)
Other operating expenditure	(3 468)	(4 014)	(7 482)
Other expenditure	(3 439)	(4 014)[3a]	(7 453)
Translation losses	(29)		(29)
Operating profit	**14 010**	**(4 014)**	**9 996**
Finance income	273	444[3b]	717
Finance expenses	(444)	(379)[3b]	(823)
Share of profits of associates (net of tax)	121		121
Profit before tax	**13 960**	**(3 949)**	**10 011**
Taxation	(4 393)	(156)[3c]	(4 549)
Profit for the period	**9 567**	**(4 105)**	**5 462**
Attributable to			
Owners of Sasol Limited	9 148	(4 105)	5 043
Minority interests in subsidiaries	419		419
	9 567	**(4 105)**	**5 462**
Weighted average number of shares (million)	607,7	3,0	610,7
Weighted average number of diluted shares (million)	616,0	3,0	619,0
Earnings per share (cents)	1 505	(679)	826
Headline earnings per share (cents)	1 456	(679)	777
Diluted earnings per share (cents)	1 485	(670)	815

SASOL LIMITED

Statement of comprehensive income

for the period ended	31 Dec 07 Reviewed[1] (R million)	Adjustments[2] (R million)	31 Dec 07 Pro forma (R million)
Profit for the period	**9 567**	**(4 105)**	**5 462**
Other comprehensive income			
Effects of translation of foreign operations	*53*		*53*
Effects of cash flow hedge	*(30)*		*(30)*
Available-for-sale financial assets	*1*		*1*
Tax on other comprehensive income	*(4)*		*(4)*
Other comprehensive income for the period, net of tax	**20**		**20**
Total comprehensive income for the period	**9 587**	**(4 105)**	**5 482**
Attributable to			
Owners of Sasol Limited	*9 169*	*(4 105)*	*5 064*
Minority interests in subsidiaries	*418*		*418*
	9 587	**(4 105)**	**5 482**

Notes:

1. *Financial information extracted from the reviewed condensed consolidated income statement of Sasol for the six months ended 31 December 2007.*

2. *The Transaction was implemented with effect from 1 July 2007 for the calculation of the income statement adjustments.*

3. *The adjustments for the income statement are as follows:*

    (a) *This adjustment represents the share-based payment charge calculated in accordance with IFRS 2.*

        The share-based payment charge associated with the Employee Trusts amounts to R497 million and R3 517 million attributable to the participation of the other elements of the Sasol Inzalo BEE Transaction.

    (b) *Net financing income is calculated as follows:*

        • *the impact of all movements in cash, resulting from proceeds received on the issue of the Sasol Ordinary Shares, the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares (R8,1 billion) less the costs to implement this transaction (R175 million) have been calculated at the average of the relevant prevailing market rates for six months ended 31 December 2007; and*

        • *based on prevailing market rates as at the Last Practicable Date, the average cost of the Preference Share funding raised is estimated at 10,9%.*

    (c) *Taxation on interest earned is calculated at a tax rate of 29% and secondary tax on preference share dividend payments at a rate of 10%.*

SASOL LIMITED

Statement of financial position

at	31 Dec 07 Reviewed[1] (R million)	Adjustments[2] (R million)	31 Dec 07 Pro forma (R million)
ASSETS			
Property, plant and equipment	*54 301*		*54 301*
Assets under construction	*23 424*		*23 424*
Goodwill	*607*		*607*
Other intangible assets	*586*		*586*
Post-retirement benefit assets	*532*		*532*
Deferred tax assets	*808*		*808*
Other long-term assets	*3 080*		*3 080*
Non-current assets	**83 338**	**–**	**83 338**
Assets held for sale	*6*		*6*
Inventories	*17 028*		*17 028*
Trade and other receivables	*17 787*		*17 787*
Short-term financial assets	*239*		*239*
Restricted cash	*768*		*768*
Cash	*3 956*	*7 979*[3a]	*11 935*
Current assets	**39 784**	**7 979**	**47 763**
Total assets	**123 122**	**7 979**	**131 101**
EQUITY AND LIABILITIES			
Shareholders' equity	*60 228*	*864*[3b,c]	*61 092*
Minority interest	*1 759*	*620*[3d]	*2 379*
Total equity	**61 987**	**1 484**	**63 471**
Long-term debt	*12 687*	*6 495*[3e]	*19 182*
Long-term financial liability	*51*		*51*
Long-term provisions	*4 048*		*4 048*
Post-retirement benefit obligations	*3 887*		*3 887*
Long-term deferred income	*2 942*		*2 942*
Deferred tax liabilities	*8 657*		*8 657*
Non-current liabilities	**32 272**	**6 495**	**38 767**
Short-term debt	*8 671*		*8 671*
Short-term financial liabilities	*1 318*		*1 318*
Other current liabilities	*16 971*		*16 971*
Bank overdraft	*1 903*		*1 903*
Current liabilities	**28 863**	**–**	**28 863**
Total equity and liabilities	**123 122**	**7 979**	**131 101**

SASOL LIMITED

Statement of changes in equity

at	31 Dec 07 Reviewed[1] (R million)	Adjustments[2] (R million)	31 Dec 07 Pro forma (R million)
Share capital	3 890	1 039[3b]	4 929
Share repurchase programme	(10 969)		(10 969)
Retained earnings	66 660	(3 692)[3c]	62 968
Share based payment reserve	1 043	3 517[3c]	4 560
Foreign currency translation reserve	(389)		(389)
Investment fair value reserve	3		3
Cash flow hedge reserve	(10)		(10)
Shareholders' equity	**60 228**	**864**	**61 092**
Minority interest	1 759	620[3d]	2 379
Total equity	**61 987**	**1 484**	**63 471**

Notes:

1. Financial information is extracted from the reviewed condensed consolidated statement of financial position of Sasol at 31 December 2007.

2. The Transaction was implemented with effect on 31 December 2007 for the calculation of the statement of financial position adjustments.

3. The adjustments for the statement of financial position are as follows:

   (a) Equity contributions received from Groups FundCo, Public FundCo, the Cash Invitation and the issue of the A, B and C Preference Shares of approximately R8,1 billion less Transaction costs of R175 million.

   (b) Issue of Sasol Ordinary Shares and Sasol BEE Ordinary Shares to the Employee Trusts, the Foundation and Black Public under the Cash Invitation.

   (c) Share-based payment charge in respect of the Transaction.

   (d) Groups FundCo and Public FundCo contributed equity which upon consolidation is accounted for as a minority interest.

   (e) A, B and C Preference Shares issued.

PRICE HISTORY OF SASOL ORDINARY SHARES ON THE JSE

	High (cents)	Low (cents)	Close (cents)	Value (R'000)	Volume (shares)
Highest, lowest and closing prices for each quarter and aggregated quarterly values and volumes					
2005					
June	*19 212*	*13 895*	*18 080*	*19 959*	*124 318 642*
September	*24 800*	*18 000*	*24 630*	*26 535*	*124 841 405*
December	*25 800*	*20 125*	*22 650*	*33 207*	*150 676 742*
2006					
March	*26 900*	*19 300*	*23 300*	*37 799*	*168 191 970*
June	*28 300*	*21 721*	*27 500*	*43 665*	*173 793 150*
September	*28 000*	*22 880*	*25 600*	*37 116*	*147 604 777*
December	*26 699*	*23 300*	*25 879*	*32 438*	*129 338 907*
2007					
March	*26 000*	*21 400*	*24 205*	*45 083*	*192 339 218*
Highest, lowest and closing monthly prices and aggregated monthly values and volumes					
2007					
April	*24 875*	*22 899*	*24 411*	*9 858*	*40 690 892*
May	*28 175*	*24 300*	*25 706*	*14 751*	*56 672 590*
June	*27 300*	*23 625*	*26 600*	*11 842*	*45 971 160*
July	*29 300*	*25 560*	*27 200*	*14 176*	*52 356 026*
August	*29 000*	*25 252*	*28 900*	*15 510*	*56 923 503*
September	*33 498*	*27 500*	*29 600*	*15 452*	*50 520 202*
October	*33 900*	*29 500*	*33 200*	*16 790*	*51 442 090*
November	*36 748*	*32 300*	*34 401*	*14 739*	*43 408 731*
December	*35 500*	*30 600*	*33 900*	*12 597*	*37 185 956*
2008					
January	*36 550*	*29 500*	*35 500*	*15 711*	*47 417 163*
February	*41 600*	*33 500*	*40 250*	*15 307*	*40 525 104*
March	*42 200*	*37 400*	*38 016*	*12 736*	*31 499 515*
Highest, lowest and closing daily prices and daily aggregated values and volumes					
2008					
March					
3	*41 270*	*40 100*	*40 800*	*577*	*1 417 436*
4	*41 345*	*40 010*	*40 400*	*806*	*1 982 516*
5	*40 500*	*39 300*	*39 500*	*897*	*2 263 512*
6	*40 700*	*39 902*	*40 210*	*1 447*	*3 602 614*
7	*41 500*	*39 900*	*40 900*	*1 166*	*2 853 528*
10	*42 150*	*40 500*	*41 660*	*733*	*1 763 089*
11	*41 700*	*40 750*	*40 750*	*767*	*1 854 268*
12	*41 500*	*40 521*	*41 150*	*629*	*1 561 440*
13	*41 900*	*41 150*	*41 550*	*1 010*	*2 431 241*
14	*42 200*	*40 900*	*41 400*	*823*	*1 978 116*
17	*41 950*	*38 600*	*40 200*	*817*	*2 028 151*
18	*41 103*	*39 600*	*41 000*	*612*	*1 515 355*
19	*41 700*	*39 606*	*39 800*	*1 279*	*3 157 939*
20	*38 951*	*37 400*	*38 016*	*1 174*	*3 090 310*
25	*39 700*	*38 500*	*38 600*	*956*	*2 444 811*
26	*39 418*	*38 700*	*39 200*	*512*	*1 311 007*
27	*40 900*	*39 521*	*40 475*	*843*	*2 089 314*

	High (cents)	Low (cents)	Close (cents)	Value (R'000)	Volume (shares)
2008					
March					
28	40 798	38 855	39 650	465	1 169 905
31	39 800	38 506	38 857	705	1 809 693
April					
1	39 300	36 798	37 200	1 008	2 675 699
2	38 500	37 470	38 100	988	2 599 722
3	38 999	37 500	37 800	496	1 307 930
4	38 193	37 501	38 090	616	1 629 861
7	40 200	38 251	40 190	936	2 368 055
8	40 974	39 670	40 950	666	1 647 094
9	41 300	40 250	40 925	639	1 563 071
10	41 500	40 900	41 500	937	2 271 915
11	43 087	41 500	42 150	791	1 866 236
14	41 950	40 900	41 950	723	1 748 307
15*	44 200	42 110	44 100	1 027	2 376 679

*   Last Practicable Date.

INFORMATION ON SELECTED PARTICIPANTS

Selected Participants	Allocations (R million)	Number of shares at R366 per share	Percentage ownership in Groups InvestCo	Equity contribution (R million)
Broad-based Groups				
Organisations and groups involved in skills and community development				
Centre for the Advancement of Science & Maths Education	10,0	27 322	0,3%	0,5
CIDA Empowerment Fund	50,0	136 612	1,4%	2,5
Education Africa	50,0	136 612	1,4%	2,5
MAAFRIKA Tikkun	50,0	136 612	1,4%	2,5
Sakhikamva Investments (Proprietary) Limited	10,0	27 322	0,3%	0,5
Shalamuka Foundation	150,0	409 836	4,3%	12,5
Soul City Broad-based Empowerment Company	75,0	204 918	2,2%	5,0
Sunshine Centre Association	10,0	27 322	0,3%	0,5
Western Cape Primary Science Programme	10,0	27 322	0,3%	0,5
Professional associations and other organisations				
Association for the Advancement of Black Accountants in S.A.	10,0	27 322	0,3%	0,5
Black Information Technology Empowerment Company Limited	50,0	136 612	1,4%	2,5
Women's groups in energy and mining				
Direng/SIHOLD Consortium	50,0	136 612	1,4%	2,5
South African Women in Mining Investment Holdings	50,0	136 612	1,4%	2,5
Women in Oil and Energy South Africa	50,0	136 612	1,4%	2,5
Western Cape Women Investment Forum	20,0	54 645	0,6%	1,0
Pahana Investment 12 (Proprietary) Limited	75,0	204 918	2,2%	5,0
Lithuba Lethu Investment (Proprietary) Limited	20,0	54 645	0,6%	1,0
WOA SAS Group	150,0	409 836	4,3%	12,5
Amandla Esizwe Consortium	150,0	409 836	4,3%	12,5
Involved Groups				
Customers				
Bermy Packaging (Proprietary) Limited	30,0	81 967	0,9%	1,5
Econ Oil and Energy Group	50,0	136 612	1,4%	2,5
Elangeni Oil & Soaps (Proprietary) Limited	25,0	68 306	0,7%	1,3
Goldenglo Candle & Soap Manufacturers	15,0	40 984	0,4%	0,8
Quality Manufacturers (Proprietary) Limited	15,0	40 984	0,4%	0,8
Reatile Resources	50,0	136 612	1,4%	2,5
Royale Energy	100,0	273 224	2,9%	7,5
Vuyo Petroleum (Proprietary) Limited	50,0	136 612	1,4%	2,5
Easipack	50,0	136 612	1,4%	2,5
Lavella Petroleum (Proprietary) Limited	50,0	136 612	1,4%	2,5
Franchisees				
Abrina 5604 Limited	820,0	2 240 437	23,7%	41,0
Beneficiary Petrol Station T/A Sasol Hill	5,0	13 661	0,1%	0,3
Distant Star Trading 182 CC	15,0	40 984	0,4%	0,8
Fatymahz Trust	15,0	40 984	0,4%	0,8
First Step Solutions T/A Exel Nylstroom	15,0	40 984	0,4%	0,8
Zikr One Service Station CC	15,0	40 984	0,4%	0,8

Selected Participants	Allocations (R million)	Number of shares at R366 per share	Percentage ownership in Groups InvestCo	Equity contribution (R million)
Suppliers				
Autotronix (Proprietary) Limited	5,0	13 661	0,1%	0,3
Corruseal Corrugated Gauteng (Proprietary) Limited	75,0	204 918	2,2%	5,0
Daveglen 7665 Investments CC	5,0	13 661	0,1%	0,3
Dimd Services CC	10,0	27 322	0,3%	0,5
Freeway Motor Dealer (Proprietary) Limited	20,0	54 645	0,6%	1,0
Goba (Proprietary) Limited	15,0	40 984	0,4%	0,8
Industrial Timber Supplies (Proprietary) Limited	10,0	27 322	0,3%	0,5
JasJian (Proprietary) Limited	10,0	27 322	0,3%	0,5
Sebenza Forwarding and Shipping	50,0	136 612	1,4%	2,5
Malcom Ezindaleni Hydraulics and Engineering	15,0	40 984	0,4%	0,8
Mandate Molefi Human Resource Consultants CC	10,0	27 322	0,3%	0,5
Nesh Freight CC	5,0	13 661	0,1%	0,3
SIZO Suppliers (Proprietary) Limited	65,0	177 596	1,9%	4,0
Trade union investment companies				
CEPPWAWU Investments	100,0	273 224	2,9%	7,5
NACTU Investment Holdings Inzalo (Proprietary) Limited	40,0	109 290	1,2%	2,0
Sub-total	**2 795,0**	**7 636 611**	**80,0%**	**164,9**
Groups Facilitation Trust	**668,0**	**1 825 271**	**20,0%**	**55,1**
Total	**3 463,0**	**9 461 882**	**100,0%**	**220,0**

INFORMATION ON DIRECTORS

Pieter Vogel Cox (64) BSc Eng (Mining), BSc Eng (Metal)
Non-executive chairman

Chairman of the nomination and governance committee and member of the compensation committee and the risk and safety, health and environment committee.

Joined the Sasol Group in 1971. In 1985 he was appointed Sasol Group general manager. He was appointed chief executive officer of Polifin Limited in 1993; chief operating officer of Sasol Limited in May 1996; chief executive of Sasol Limited in 1997 and deputy chairman and chief executive in March 2001. He retired in 2005. Awarded honorary doctorates from the University of the Free State, South Africa and the University of St Andrews, Scotland.

Appointed to the Board in 1996.

Lawrence Patrick Adrian Davies (57) BSc Eng (Mech)
Chief executive

Member of the risk and safety, health and environment committee.

Joined the Sasol Group in 1975. Before his appointment as chief executive in 2005, he was responsible for the globalisation of Sasol's GTL technology as well as the Sasol Group's oil and gas business, including Sasol Synfuels, Sasol Petroleum International, Sasol Synfuels International, Sasol Oil, Sasol Gas and Sasol Technology. He is a director of all major companies in the Sasol Group.

Appointed to the Board in 1997.

Victoria Nolitha Fakude (43) BA (Hons)
Executive Director

Member of the risk and safety, health and environment committee.

Responsible for worldwide Sasol Group human resources, corporate affairs, stakeholder relations and transformation. Before joining Sasol she was a member of the group executive committee at Nedbank Group Limited. She is a director of several other companies in the Sasol Group.

Appointed to the Board in 2005.

Anthony Madimetja Mokaba (47) BA (Hons), PhD
Executive Director

Member of the risk and safety, health and environment committee.

Responsible for the South African energy cluster, comprising Sasol Mining, Sasol Synfuels, Sasol Oil and Sasol Gas. Before joining Sasol he was executive chairman and regional vice-president of Shell Southern Africa (Proprietary) Limited. He has also worked for the Development Bank of Southern Africa, was head of Steinmüller Africa (Proprietary) Limited and chairman of Siemens Southern Africa (Proprietary) Limited. He is a director of several other companies in the Sasol Group.

Appointed to the Board in 2006.

Kandimathie Christine Ramon (41) B Compt CA(SA)
Executive Director and chief financial officer

Member of the risk and safety, health and environment committee.

Before joining Sasol she was chief executive of Johnnic Holdings Limited. Prior to this she held several senior positions, including acting chief operating officer and financial director at Johnnic Holdings Limited. She is a non-executive director of Transnet and a director of several other companies in the Sasol Group.

Appointed to the Board in 2006.

Elisabeth le Roux Bradley (69) BSc, MSc

Independent non-executive Director

Member of the audit committee, nomination and governance committee and the compensation committee.

Chairman of Toyota SA (Proprietary) Limited and Wesco Investments Limited. She is also a director of several other companies, including Standard Bank Group Limited and the Tongaat-Hulett Group Limited. She is deputy chairman of the South African Institute of International Affairs and chairman of the Centre for Development and Enterprise.

Appointed to the Board in 1998.

Brian Patrick Connellan (67) B Com CA(SA)

Independent non-executive Director

Chairman of the audit committee and member of the risk and safety, health and environment committee and compensation committee.

Former executive and non-executive chairman of Nampak Limited. Director of Absa Group Limited, Reunert Limited and Illovo Sugar Limited. He is past councillor of the South Africa Foundation, the Corporate Forum and the Institute of Directors and a contributor to both King Reports on corporate governance in South Africa.

Appointed to the Board in 1997.

Hendrik George Dijkgraaf (61) MSc Eng (Mining)

Independent non-executive Director

Chairman of the compensation committee and member of the risk and safety, health and environment committee.

Former chief executive officer of the Dutch natural gas companies, GasTerra BV, Gasunie and NAM and previously held various positions in the Royal Dutch Shell Group, including president of Shell Nederland BV, former chief executive, Gas Power and Coal as well as former director of Shell Exploration and Production. He is a member of the boards of Eneco Holding NV and of the Royal Tropical Institute KIT and deputy chairman of the Netherlands Institute for the Near East NINO.

Appointed to the Board in 2006.

Mandla Sizwe Vulindlela Gantsho (45) B Com CA(SA), MSc, PhD

Independent non-executive Director

He is the vice-president operations: infrastructure, private sector and regional integration of the African Development Bank, prior to which he was chief executive officer and managing director of the Development Bank of Southern Africa. He is also a director of CIC Energy Corporation Limited, AfroCentric Investment Corporation Limited and Group Five Limited.

Appointed to the Board in 2003.

Anshuman Jain (45) BA (Hons), MBA

Non-executive Director

A managing director and head of global markets of Deutsche Bank AG and member of the group executive committee. Previously a managing director of Merrill Lynch in New York.

Appointed to the Board in 2003.

Imogen Nonhlanha Mkhize (44) BSc, MBA

Independent non-executive Director

Member of the risk and safety, health and environment committee.

Former chief executive officer of the SA World Petroleum Congress. Director of Murray & Roberts Holdings Limited, Illovo Sugar Limited, Mondi plc, Mondi Limited, Allan Gray Limited and Mobile Telephone Networks (Proprietary) Limited. She is a member of the Financial Markets Advisory Board and the Harvard Business School Alumni Board.

Appointed to the Board in 2005.

Sam Montsi (63) BA Econ, MA Dev Econ
Independent non-executive Director

Chairman of the risk and safety, health and environment committee and member of the nomination and governance committee and compensation committee.

Chairman of Montsi Investments (Proprietary) Limited. He is a director of Independent News and Media (SA) (Proprietary) Limited, Business Arts South Africa and companies in which Montsi Investments (Proprietary) Limited has invested.

Appointed to the Board in 1997.

Thembalihle Hixonia Nyasulu (53) BA (Hons)
Non-executive Director

Member of the nomination and governance committee.

Executive chairperson of Ayavuna Women's Investments (Proprietary) Limited. Director of Anglo Platinum Limited, the Tongaat-Hulett Group (Proprietary) Limited and Unilever plc/NV. She is a member of the JP Morgan SA advisory board.

Appointed to the Board in 2006.

Jürgen Erich Schrempp (63) BSc Eng
Independent non-executive Director

Member of the nomination and governance committee.

Former chairman of the board of management of Daimler AG and director of Vodafone Group, Compagnie Financière Richemont SA and South African Airways. Founding chairman of the Southern Africa Initiative of German Business and a member of the South African President's International Investment Council. Chairman emeritus of the Global Business Coalition on HIV/Aids and Honorary Consul-General in Germany of the Republic of South Africa.

Appointed to the Board in 1997.

Thomas Alexander Wixley (68) B Com CA(SA)
Independent non-executive Director

Member of the audit committee.

Former chairman of Ernst & Young (South Africa) where he was a partner for 31 years. Deputy chairman of Anglo Platinum, chairman of New Corpcapital Limited and a director of African Life Assurance Company Limited, Clover Industries Limited and Avusa Limited. Member of the Actuarial Governance Board of the Actuarial Society of SA and chairman of the ad hoc committee on corporate law reform of the South African Institute of Chartered Accountants.

Appointed to the Board in 2007.

CORPORATE GOVERNANCE

1. INTRODUCTION

Sound corporate governance structures and processes are being applied at Sasol. They are regularly reviewed and adapted to accommodate internal corporate developments and to reflect national and international best practice. The Company maintains a primary listing of its ordinary shares on the JSE and a listing of American Depositary Shares on the NYSE. The Company is accordingly subject to the ongoing disclosure, corporate governance and other requirements imposed by legislation, the JSE, SEC and the NYSE.

Sasol complies with the JSE Listings Requirements and United States ("US") governance requirements of the SEC, the NYSE and legislation such as the Sarbanes-Oxley Act of 2002, as amended applicable to foreign companies listed on the NYSE. In addition, Sasol has compared its corporate governance practices to those required to be applied by domestic US companies listed on the NYSE and has confirmed to the NYSE that it complies with such NYSE corporate governance standards, in most significant respects. Sasol endorses the principles of the South African Code of Corporate Practices and Conduct as recommended in the second King Report ("King II").

The nomination and governance committee of the Board and the Board continue to review and benchmark the Sasol Group's governance structures and processes.

The Board considers corporate governance as a priority that requires more attention than merely establishing the steps to be taken to demonstrate compliance with legal, regulatory or listings requirements.

2. THE BOARD AND ITS COMMITTEES

Several Board committees have been established to assist the Board in discharging its responsibilities. The committees have an important role in enhancing high standards of governance and achieving increased effectiveness within the Sasol Group.

The Company's subsidiaries, as well as their operating divisions, have established board and committee structures to ensure the maintenance of high standards and best practice for corporate governance and internal control throughout. The business of Sasol Group subsidiaries and divisions is decentralised. The Company requires decision-making involvement for a defined list of material matters of the businesses of its subsidiaries and divisions. This list includes matters such as the appointment of directors, strategy charters, large capital expenditures and mergers, acquisitions and disposals. The boards of directors of the main subsidiaries and divisions of the Company are constituted so that a majority of directors of each main subsidiary or divisional board are non-executive directors of the subsidiary or division.

The Board has adopted a Board charter, which provides a concise overview of:

- the demarcation of the roles, functions, responsibilities and powers of the Board, the Shareholders, individual Directors, officers and executive management of the Company;
- the terms of reference of the Board committees;
- matters reserved for final decision-making or pre-approval by the Board; and
- the policies and practices of the Board for such matters as corporate governance, trading by Directors in the securities of the Company, declarations of conflicts of interest, Board meeting documentation and procedures and the nomination, appointment, induction, training and evaluation of Directors and members of Board committees.

2.1 Appointment of Directors

Sasol's Articles provide that the Board consists of a maximum of 16 Directors of whom a maximum of five may be executive Directors. The Board is currently comprised of four executive Directors (L P A Davies, A M Mokaba, V N Fakude and K C Ramon) and 11 non-executive Directors.

All the non-executive Directors, except P V Cox, A Jain and T H Nyasulu, are considered by the Board to be independent Directors in accordance with King II and the rules of the NYSE. The offices of chairman and chief executive are separate and the office of the chairman is filled by a non-executive Director.

In terms of the Company's Articles, the Directors appoint the chief executive. Such an appointment may not exceed five years at a time.

Non-executive Directors are chosen for their business skills and acumen. Considerations of gender and racial diversity, as well as diversity in business, geographic and academic backgrounds, are taken into account by the nomination and governance committee of the Board and the Board when appointments to the Board are considered. Newly appointed Directors are inducted in the Company's business, Board matters and their duties as Directors in accordance with their specific needs.

The nomination and governance committee annually reviews the effectiveness and performance of the Board, its committees and the individual Directors. All Directors have access to the advice and services of the Company secretary, whose appointment is in

accordance with the Companies Act, and who is responsible to the Board for ensuring the proper administration of Board proceedings. The Company secretary also provides guidance to the Directors on their responsibilities within the prevailing regulatory and statutory environment and the manner in which such responsibilities (including not dealing in the Company's securities during restricted periods) should be discharged. A report on Directors' dealings in the Company's securities is tabled at each Board meeting and is disclosed in terms of the applicable JSE and NYSE Listings Requirements. The Directors are entitled to seek independent professional advice at Sasol's expense concerning the Company's affairs and have access to any information they may require in discharging their duties as Directors. In terms of the Company's Articles, one-third of Directors must retire at every annual general meeting and are eligible for re-election.

A Director who has been appointed for the first time at an annual general meeting or by the Board after 27 October 1997 shall retire five years after his initial appointment or re-appointment thereafter. Directors who have retired in this manner are eligible for automatic re-election by the Shareholders, if they have been nominated for re-appointment after retirement by either the Board or the Shareholders.

Any Director reaching 70 years of age shall retire at the end of that year, provided that, subject to the Articles, the Board may, by unanimous resolution on a year-to-year basis, extend a Director's term of office until the end of the year in which the Director turns 73.

In terms of the Company's Articles, the Directors have the power to appoint a Director, either to fill a vacancy or as an addition to the Board, provided that the total number of Directors does not at any time exceed the maximum number of 16 Directors. Any Director appointed during the year, shall retain office only until the next annual general meeting of the Company, where such Director shall retire and be eligible for re-election.

2.2 Role and function of the Board

Within the powers conferred upon the Board by Sasol's Articles, the Board has determined its main function and responsibility as adding significant value to the Company by:

- retaining full and effective control over the Company;
- determining the strategies and strategic objectives of the Company and Sasol Group companies;
- determining and setting the tone of the Company's values, including principles of ethical business practice;
- bringing independent, informed and effective judgement to bear on material decisions of the Company and Sasol Group companies, including material Company and Sasol Group policies, appointment and removal of the chief executive, approval of the appointment or removal of selected Sasol Group management members, capital expenditure transactions and consolidated Sasol Group budgets and Company budgets;
- satisfying itself that the Company and Sasol Group companies are governed effectively in accordance with corporate governance best practice, including risk management and internal control systems to:
  - maximise sustainable returns;
  - safeguard the people, assets and reputation of the Sasol Group;
  - ensure compliance with applicable laws and regulations; and
- monitoring implementation by Sasol Group companies, Board committees and executive management of the Board's strategies, decisions, values and policies by a structured approach to reporting, risk management and auditing.

3. BOARD COMMITTEES

3.1 Sasol Compensation Committee

The Sasol Compensation Committee comprises five non-executive Directors of whom four, including the chairman, are independent. In line with the recommendations of King II, the chief executive attends the meetings of the committee at the request of the committee, but is requested to leave the meeting before any decisions are made.

The Sasol Compensation Committee is mandated to:

- review and approve general proposals for salary and wage adjustments;
- review and approve proposals for the general adjustment of standard conditions of service, including matters relating to leave, housing, motor vehicles, bonuses, incentives, pension funds, provident funds, medical aid, deferred compensation and share schemes;
- review the Sasol Group's compensation policies and practices and proposals to change these and to make recommendations in this regard to the Board;
- determine and approve any criteria for measuring the performance of executive Directors in discharging their functions and responsibilities;
- review (at least annually) and approve the terms and conditions of executive Directors' employment contracts, taking into account information from comparable companies; and
- at least annually assess the performance of the committee and committee members.

The Sasol Compensation Committee has determined the remuneration philosophy of the Company, which is to offer remuneration that will attract, retain, motivate and reward employees with the skills required for the Company to achieve its business goals and to base remuneration on personal and Company performance in accordance with competitive market practices.

The committee meets at least twice a year and is empowered to obtain such external or other independent professional advice as it considers necessary to carry out its duties.

3.2 Audit committee

The audit committee comprises three members and is an important element of the Board's system of monitoring and control. In compliance with SEC and NYSE rules, as well as the Companies Act, all members are independent non-executive Directors.

All audit committee members have extensive audit committee experience and are financially literate. The chairman of the Board and the chief executive attend audit committee meetings on invitation.

The audit committee has been established primarily to assist the Board in overseeing:

- the quality and integrity of the Company's financial statements and public disclosure thereof;
- the scope and effectiveness of the external audit function; and
- the effectiveness of the Company's internal controls and internal audit function.

The Board has delegated extensive powers in accordance with the Companies Act and US corporate governance requirements to the audit committee to perform these functions. In line with these requirements the audit committee has, among other things, determined which categories of non-audit services provided by the external auditor should be pre-approved by the audit committee. The audit committee meets the Sasol Group's external and internal auditors and executive management regularly to consider risk assessment and management, review the audit plans of the external and internal auditors and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee approves the external auditors' engagement letter and the terms, nature and scope of the audit function and the audit fee. The internal audit charter, internal audit plan and internal audit conclusions are similarly reviewed and approved by the audit committee.

The audit committee meets at least three times a year.

3.3 Risk and safety, health and environment committee

The committee comprises five non-executive and four executive Directors. The committee's functions include reviewing and assessing the integrity of the Company's risk management processes, including the effective management of those covering safety, health and environmental matters.

The committee meets at least twice a year.

3.4 Nomination and governance committee

The committee comprises five non-executive Directors, of whom three are independent.

The nomination and governance committee's functions include reviewing and making recommendations to the Board on the Company's general corporate governance framework, the composition and performance of the Board and its committees, appointment of Directors, legal compliance and the Company's ethics policy and programmes.

The nomination and governance committee met five times during the 2007 financial year.

3.5 Group executive committee ("GEC")

The GEC is comprised of the four executive Directors and seven group general managers.

The Board has delegated a wide range of matters relating to Sasol's management to the GEC, including financial, strategic, operational, governance, risk and functional issues. The GEC's focus is on the formulation of the group strategy and policy and the alignment of Sasol Group initiatives and activities. The committee meets weekly and reports directly to the Board.

4. *RISK MANAGEMENT*

The Board is responsible for governing risk management processes in the Sasol Group in accordance with corporate governance requirements. The establishment of a more formalised enterprise-wide risk management process was initiated during the 2002 financial year with the following principal objectives:

- *providing the Board with assurance that significant business risks are systematically identified, assessed and reduced to acceptable levels in order to achieve an optimal risk-reward balance; and*
- *making risk identification and risk management an integral part of the daily activities of everyone in the organisation.*

Sasol's enterprise-wide risk management process is guided by the following key principles:

- *a clear assignment of responsibilities and accountabilities;*
- *a common enterprise-wide risk management framework and process;*
- *the identification and assessment of risks and uncertain future events that may influence the achievement of business plans and strategic objectives; and*
- *the integration of risk management activities within the Company and across its value chains.*

Sasol's integrated risk management implementation approach among others, entails the development of strategic, functional and process risk profiles. Strategic risk encompasses those risks that may influence the achievement of strategic business objectives. Similarly, functional and process risks are defined as risks that may influence the achievement of functional and process objectives, respectively.

The Company's insurance services department, with the assistance of external consultants, undertakes regular risk control audits of all the Company's plants and operations using recognised international procedures and standards. The Sasol Group participates in an international insurance programme that provides, at competitive cost, insurance cover for losses above agreed deductibles.

REPURCHASE FORMULA FOR EMPLOYEE TRUSTS

$$RS = \frac{[N \times P1 \times (1+R)^{\wedge}T1] - D}{P2}$$

Where:

RS	=	*Number of Sasol Ordinary Shares to be Repurchased*
N	=	*Number of Sasol Ordinary Shares subscribed for by Employee Trusts*
P1	=	*R366, being the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008*
R	=	*Escalation factor of 11,5% divided by 2*
T1	=	*Number of 6 month periods (full or partial) from the Effective Date to the end of the Empowerment Period*
D	=	*The sum of all the individual E(FV) from the Effective Date to the end of the Empowerment Period*
E(FV) *(1 to n)*	=	*The value of E for any period, escalated at the escalation factor (R) for the number of full or partial 6 monthly periods from date of the specific dividend receipt to the end of the Empowerment Period*
E (1 to n)	=	*The difference between the dividends received by the Employee Trusts on a Sasol Ordinary Share compared to the dividends (including extra-ordinary dividends) received on a Sasol Ordinary Share held by other Shareholders, multiplied by the number of Sasol Ordinary Shares held by the Trust on that date*
n	=	*Number of dividend periods from the Effective Date to the end of the Empowerment Period*
P2	=	*30 day VWAP of a Sasol Ordinary Share at the end of the Empowerment Period*

In the event of any corporate action, the formula will be adjusted appropriately, if required.

REPURCHASE FORMULA FOR FOUNDATION

$$RS = \frac{[N \times P1 \times (1+R)^{T1}] - D}{P2}$$

Where:

RS	=	*Number of Sasol Ordinary Shares to be Repurchased*
N	=	*Number of Sasol Ordinary Shares subscribed for by the Foundation*
P1	=	*R366, being the 60 day VWAP of Sasol Ordinary Shares to 18 March 2008*
R	=	*Escalation factor of 11,5% divided by 2*
T1	=	*Number of 6 month periods (full or partial) from Effective Date to the end of the Empowerment Period*
D	=	*The sum of all the individual E(FV) from the Effective Date to the end of the Empowerment Period*
E(FV) (1 to n)	=	*The value of E for any period, escalated at the escalation factor (R) for the number of full or partial 6 monthly periods from date of the specific dividend receipt to the end of the Empowerment Period*
E(1 to n)	=	*The difference between the dividend received by the Foundation on a Sasol Ordinary Share compared to the dividends (including extra-ordinary dividends) received on a Sasol Ordinary Share held by other Shareholders, multiplied by the number of Sasol Ordinary Shares held by the Foundation on that date*
n	=	*Number of dividend periods from the Effective Date to the end of the Empowerment Period*
P2	=	*30 day VWAP of a Sasol Ordinary Share at the end of the Empowerment Period*

In the event of any corporate action, the formula will be adjusted appropriately, if required.

MATERIAL LITIGATION

Legal proceedings and other contingencies

Fly Ash Plant *Sasol Synfuels is in legal proceedings with regard to the operation of a plant in Secunda. Ashcor has claimed damages of R313,0 million relating to their inability to develop their business and a projected loss of future cash flows. The prospect of future loss is deemed to be reasonably possible and the loss is unlikely to exceed R10,0 million.*

Nutri-Flo *Nutri-Flo filed a complaint with the South African Competition Commission (the "Commission") in 2002, alleging that Sasol was engaging in price discrimination, excessive pricing and exclusionary pricing. The Commission elected not to refer that complaint to the South African Competition Tribunal (the "Tribunal"). In November 2003, Nutri-Flo brought an urgent application before the Tribunal to interdict Sasol from implementing a new price list. By way of this application, Nutri-Flo filed a further complaint in which, in addition to contending for contraventions on the grounds specified above, Nutri-Flo alleged that Sasol, Kynoch and Omnia were colluding to fix prices in the fertiliser industry. Nutri-Flo subsequently withdrew the application. However, the Commission investigated the further complaint and in May 2005 referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, price fixing and the prevention or lessening of competition) and abuses of dominance (namely, charging excessive prices and engaging in exclusionary conduct), and requesting the Tribunal to impose the maximum administrative penalty in terms of the South African Competition Act of 1998, as amended (the "Competition Act").*

Sasol raised an exception to the complaint referral on the basis that it was vague and did not disclose a clear contravention of the Competition Act. In response, the Commission filed an amended version of the complaint referral. Nutri-Flo, concerned that the Commission did not adequately represent its interests in the complaint-referral proceedings, applied to the Tribunal for leave to intervene, submitting in its application that it would institute a civil action against Sasol if the Tribunal found in favour of the Commission. The Tribunal approved that Nutri-Flo may intervene in the proceedings. Nutri-Flo has still to file the statement in which it makes out its case against Sasol. On the basis purely of the Commission's amended complaint referral, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote. However, Nutri-Flo's statement to be filed may require a review of our current assessment. Therefore, it is currently not possible to make an estimate of the contingent liability in this matter (whether arising out of penalties that may be imposed by the Tribunal or civil lawsuits that may arise in the event of a finding of unlawful conduct).

However, Nutri-Flo has at this stage indicated that should Sasol be found by the Tribunal to have committed the prohibited practices as alleged, then it intends to sue Sasol for damages in the aggregate of about R57,5 million.

Sasol Wax *On 28 and 29 April 2005, the European Commission conducted an investigation at the offices of Sasol Wax International AG and its subsidiary Sasol Wax GmbH, both located in Hamburg, Germany. A parallel investigation was conducted by the US Department of Justice in the United States. On 3 May 2007 the US Department of Justice decided to close the investigation without taking any action against Sasol Wax. On 31 May 2007, the European Commission issued a statement of objections against Sasol Wax International AG and its subsidiary Sasol Wax GmbH and its superior shareholders Sasol Holding in Germany GmbH and Sasol Limited. According to the findings of the European Commission members of the European paraffin wax industry, including Sasol Wax GmbH, formed a cartel and violated anti-trust laws. On 10 and 11 December 2007 an oral hearing in this case took place at the European Commission in Brussels. Sasol Wax continues to co-operate with the European Commission. Although it is reasonably likely that a fine will be imposed, a reliable estimate of the amount of the possible penalty cannot be made, since the determination thereof is at the sole discretion of the European Commission. However, Sasol Wax has been advised by the European Commission that it in principle qualifies for a discount in respect of the fine to be imposed because of its candid and helpful support in the investigation.*

Profert *Profert filed a complaint against Sasol in August 2004, alleging that Sasol Nitro refused to supply Profert, charged Profert discriminatory pricing in sales of limestone ammonium nitrate and engaged in exclusionary conduct to exclude Profert from the fertiliser market. In May 2006, the Commission referred the complaint to the Tribunal, alleging findings of prohibited horizontal practices (namely, entering into agreements which constructed and divided the relevant market and which substantially lessened or prevented competition in that market) and abuses of dominance (namely, refusing to supply scarce goods to competitors, discriminating on sale prices and engaging in other exclusionary acts), and requesting that the Tribunal impose the maximum administrative penalty in terms of the Competition Act. On 4 August 2006, Sasol filed a reply to the complaint referral. The matter was set down for hearing from 3 to 14 March 2008. The Commission withdrew an application it had brought to have these proceedings heard together with those regarding Nutri-Flo. Further, an application by the Commission to amend their referral include allegations similar to those in the Nutri-Flo matter, was refused by the Tribunal. The Tribunal also granted Sasol's application to strike certain irrelevant portions from the Commission's expert report, which related to matters raised in the Nutri-Flo matter.*

The delay by Profert in making a full discovery of documents resulted in the matter being postponed indefinitely.

On the basis of the complaint referral in its current form, we believe that the likelihood of a finding of unlawful conduct in terms of the Competition Act is remote.

Sale of Phosphoric Acid production assets *In June 2004, Foskor increased its phosphate rock price to such an extent that Sasol indicated that it would shut down the operations in Phalaborwa. Sasol and Foskor then entered into an agreement in terms of which Foskor would purchase the Phalaborwa plant.*

For the period that this intended sale was under assessment by the South African Competition Authorities, the parties entered into a toll manufacturing arrangement in terms of which Sasol would toll manufacture phosphoric acid for Foskor. The toll manufacturing arrangement commenced on 1 September 2005. In October 2005, the Commission issued a recommendation that the proposed merger be prohibited and referred the matter to the Tribunal. The parties abandoned the merger in June 2006 and notified the Commission that they intend to enter into a new toll manufacturing agreement for a period of 4 years. The Commission notified the parties that the intended toll manufacturing transaction may amount to a merger, thereby triggering the statutory merger notification requirements in South Africa. It also notified the parties of its intent to investigate whether the current toll manufacturing arrangement (that commenced in September 2005) amounts to a pre-implementation of a merger without the required approval of the South African Competition Authorities and/or if there were any other unlawful arrangements between Foskor and Sasol relating to the proposed sale of the phosphoric acid assets.

The parties have applied to the Tribunal for a declaratory order that the current toll manufacturing agreement and the proposed 4 year toll manufacturing agreement do not amount to a merger. The Commission in its reply conceded that at face value, these agreements do not amount to a merger. Consequently, on 14 September 2007, the parties withdrew their application as the order sought was no longer required. The Commission has however informed the parties that it is investigating whether or not there were any other unlawful agreements amounting to contraventions of the Competition Act's prohibitions on restrictive horizontal practices between Foskor and Sasol relating to the toll manufacturing arrangements.

As the Commission has not yet made any findings on its investigation, the likelihood of liability is remote. In the event that the Commission refers the matter to the Tribunal, our current assessment may require review. For this reason, it is currently not possible to make an estimate of the contingent liability.

The EDC pipeline litigation *Sasol North America ("Sasol NA") had numerous separate pending cases which originated as a result of a 1994 rupture of the ConocoPhillips ethylene dichloride ("EDC") pipeline connecting their dock to Sasol NA's vinyl chloride monomer plant in the United States. Plaintiffs sought compensatory and punitive damages as a result of alleged exposure to EDC. As of 30 June 2007 there is a class action and 29 lawsuits pending, brought by over 800 plaintiffs. Plaintiffs allege various personal injuries resulting from exposure to EDC while the plaintiffs were employed as contractors of ConocoPhillips to clean up the EDC or to perform other projects on the ConocoPhillips refinery where the rupture occurred. The plaintiffs seek recovery of unspecified compensating and punitive damages. Sasol NA has successfully obtained substantial insurance coverage for costs that were incurred in connection with this litigation. The last round of settlements of over 300 claims in 2004 totalled approximately US$ 10,0 million of which Sasol NA's share was US$3,0 million. These cases are being vigorously defended on statute of limitations and other grounds but the likelihood of financial loss in future is probable. The loss is unlikely to exceed the amount of US$3,0 million for the last round of previously settled cases.*

Under the Asset and Share Purchase agreement with RWE-Dea for the acquisition of Condea, the costs in respect of the EDC pipeline cases are reimbursable by RWE-Dea less insurance and tax benefits.

Sulphur dioxide litigation *During January 2003, Sasol NA and ConocoPhillips refinery released a quantity of sulphur dioxide into the environment as a result of a power outage in the ConocoPhillips Lake Charles refinery. Lawsuits were filed against ConocoPhillips and Sasol NA has since been added as a defendant. At 30 June 2006, more than 600 lawsuits had been filed on behalf of more than 20 000 plaintiffs. ConocoPhillips and Sasol NA jointly defended the lawsuits and Sasol NA's liability for defence and settlement costs has been limited, by agreement. Sasol NA has paid the "cap" as per the agreement and therefore the prospect of future loss in this matter is remote and no future loss in this regard is expected.*

Yellow Rock litigation *In July 2005, Sasol NA received notice of suit by Yellow Rock LLC alleging over US$1,0 million in damages and seeking an injunction that would require Sasol NA to remove its ethylene from Salt Storage Dome 1-A in Sulfur, Louisiana near the Lake Charles Chemical Complex. The suit alleges that in 2004 the Dome 1-A was leaking ethylene and caused the "blow out" of an oil and gas exploration well being drilled by Yellow Rock. An integrity assessment of the well performed by an independent consultant in early 2005 concluded that the Dome 1-A was not leaking. These results were conveyed to Yellow Rock and were signed off by the Louisiana Department of Natural Resources, but did not deter the filing of the suit. In March 2007, plaintiffs amended their petition to assert significant additional damages in excess of US$70,0 million, including loss of revenues and loss of fair market value of the oil and gas reserves adjacent to the dome. The trial took place during the week of 14 January 2008 and Yellow Rock was awarded damages in the amount of US$9,2 million, plus pre-judgement interest of US$1,9 million. Sasol NA will be appealing the decision. Sasol NA has instituted action against the insurer for appropriate indemnification.*

US hearing loss cases *There are presently approximately 150 hearing loss cases pending with respect to Sasol NA that are being jointly defended with ConocoPhillips. These claims for occupational hearing loss in Louisiana are not covered by Workman's Compensation. The likelihood of loss is considered probable as these claims will be settled. Sasol NA has accrued its best estimate of US$0,4 million being the probable liability for settlement of these cases at 30 June 2007.*

Dorothy Molefi and others *Certain plaintiffs sued Sasol Limited and National Petroleum Refiners of South Africa (Proprietary) Limited ("Natref") and various other defendants in two claims in the United States District Court for the Southern District of New York. The plaintiffs are represented by attorney Edward Fagan. These claims are similar to many instituted against a large number of multi-national corporations worldwide under the Alien Tort Claims Act and the Torture Victim Protection Act, referred to as the related cases. The plaintiffs allege a conspiracy between the*

defendants and both the former "Apartheid Era Government" as well as the post 1994 democratic Government in South Africa of former President Nelson Mandela and President Mbeki, resulting in the genocide of South Africa's indigenous people and other wrongful acts. Defendants in the related cases moved to dismiss the actions against them. The Molefi action against Sasol Limited and Natref was stayed in November 2004 pending a decision on the motions to dismiss in the related cases. The motion to dismiss in the related cases was granted, and plaintiffs appealed to the Second Circuit Court of Appeals. During October 2007 the appeal was decided. Plaintiffs in those related cases were successful on one of the three grounds of appeal, thus enabling the plaintiffs to amend their complaint to assert additional factual allegations to meet the requirements of the Alien Tort Claims Act. Although the claim against Sasol Limited and Natref remain stayed, the possibility exists that the plaintiffs in that case may, in view of the partially successful appeal in the related case, apply for the stay to be lifted and for the possible amendment of their lawsuit. Sasol remains of the view that the claims are without merit and the case should be dismissed on the basis that the appropriate forum, both in respect of jurisdiction and convenience, ought to be South Africa and not the United States District Court of the Southern District of New York.

Other *From time to time Sasol companies are involved in other litigation and administrative proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these cases would have a material effect on the Sasol Group's financial results.*



Sasol Limited

(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
JSE code: SOL   ISIN: ZAE000006896
NYSE code: SSL   ISIN: US8038663006
("the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of the Company will be held in the Sasol Auditorium, 1 Sturdee Avenue, Rosebank, South Africa at 09:00 on Friday, 16 May 2008, for the purpose of considering, and if deemed fit, passing, with or without modification, the special and ordinary resolutions set out in this notice of general meeting ("the Notice").

1. **SPECIAL RESOLUTION NUMBER 1**

    "Resolved that the existing Articles of Association ('Articles') of the Company are amended by –

    1. *the insertion of three new Articles, namely Articles 1(i)(v), 160 and 161:*

        1.1 *Article 1(i)(v) – "day" means each calendar day, including Saturdays, Sundays and official public holidays in the Republic of South Africa;*

        1.2 *Article 160 – The rights, privileges and conditions attached to the Sasol Preferred Ordinary Shares as set out in Annexure A; and*

        1.3 *Article 161 –*

        '161.   Rights, privileges and conditions attached to the Sasol BEE Ordinary Shares of no par value

        161.1 *For the purposes of this Article 161, Empowerment Period means the period of 3 650 (three thousand six hundred and fifty) days from the date of issue of any of the Sasol BEE Ordinary Shares, (or if the last day of that period is not a business day, up to and including the next business day), or such shorter period as may be determined by the Company in its sole discretion and notified to the holders of the Sasol BEE Ordinary Shares on the Securities Exchange News Service, mandated by the stock exchange operated by JSE Limited or any successor and in one national South Africa newspaper.*

        161.2 *The Sasol BEE Ordinary Shares will rank pari passu with the existing ordinary shares in the capital of the Company, save that for the Empowerment Period they may be held only by one or more Black People/Persons as defined in the Broad-Based Black Economic Codes of Good Practice issued pursuant to the Broad-Based Black Economic Empowerment Act, 2003 ('the Codes') and/or any BEE Controlled and Owned Companies as defined in the Codes and/or any other entity (including an unincorporated entity or an association) which the Company approves in its discretion as an entity which may enable the Company to claim points pursuant to the Codes by reason of the holding by such entity of Sasol BEE Ordinary Shares.*

        161.3 *The Sasol BEE Ordinary Shares shall automatically be re-designated as ordinary shares, on the expiry of the Empowerment Period.'*

    The reason for special resolution number 1 is to amend the Company's existing Articles to add a new definition and include the rights, privileges and conditions attached to the Sasol Preferred Ordinary Shares and the Sasol BEE Ordinary Shares which are created in terms of special resolutions numbers 2 and 3. The effect of special resolution number 1 is that the Company's Articles will reflect the new definition and the rights, privileges and conditions attached to the new classes of shares.

2. **SPECIAL RESOLUTION NUMBER 2**

    "Resolved that, subject to the passing and registration of special resolution number 1, contained in the Notice also containing this resolution, 28 385 646 (twenty eight million three hundred and eighty five thousand six hundred and forty six) of the 1 175 000 000 (one billion one

hundred and seventy five million) authorised but unissued ordinary shares of no par value in the capital of the Company are converted into 28 385 646 (twenty eight million three hundred and eighty five thousand six hundred and forty six) Sasol Preferred Ordinary Shares of no par value, having the rights, privileges and conditions contained in the new Article 160 of the Company's Articles."

The reason for special resolution number 2 is to create the Sasol Preferred Ordinary Shares in the Company in anticipation of the implementation of a black economic empowerment transaction for the Company ("Sasol Inzalo BEE Transaction"). The effect of special resolution number 2 is that the number of authorised ordinary shares will decrease to 1 146 614 354 (one billion one hundred and forty six million six hundred and fourteen thousand three hundred and fifty four) ordinary shares, and the requisite authorised Sasol Preferred Ordinary Shares will be available for issue by the Company.

3. SPECIAL RESOLUTION NUMBER 3

"Resolved that, subject to the passing and registration of special resolution number 1 contained in the Notice also containing this resolution, 18 923 764 (eighteen million nine hundred and twenty three thousand seven hundred and sixty four) authorised but unissued ordinary shares of no par value in the capital of the Company are converted into 18 923 764 (eighteen million nine hundred and twenty three thousand seven hundred and sixty four) Sasol BEE Ordinary Shares of no par value, having the rights, privileges and conditions contained in the new Article 161 of the Company's Articles."

The reason for special resolution number 3 is to create Sasol BEE Ordinary Shares in the Company in anticipation of the implementation the Sasol Inzalo BEE Transaction. The effect of special resolution number 3 is that the number of authorised ordinary shares will decrease to 1 127 690 590 (one billion one hundred and twenty seven million six hundred and ninety thousand five hundred and ninety) ordinary shares, and the requisite authorised Sasol BEE Ordinary Shares will be available for issue by the Company.

4. SPECIAL RESOLUTION NUMBER 4

"Resolved that, subject to the passing and registration of special resolutions numbers 2 and 3 contained in the Notice also containing this resolution, the existing clause 10(b) of the Company's Memorandum of Association ('Memorandum') is deleted and replaced with the following paragraph:

'(b) The number of ordinary shares without par value is:

1 127 690 590 (one billion one hundred and twenty seven million six hundred and ninety thousand five hundred and ninety) ordinary shares of no par value;

28 385 646 (twenty eight million three hundred and eighty five thousand six hundred and forty six) Sasol Preferred Ordinary Shares of no par value; and

18 923 764 (eighteen million nine hundred and twenty three thousand seven hundred and sixty four) Sasol BEE Ordinary Shares of no par value.'

The reason for special resolution number 4 is to amend the existing capital clause in the Company's Memorandum to reflect the changes to the Company's share capital. The effect of special resolution number 4 is that the capital clause in the Company's Memorandum will reflect the share capital after the conversion of ordinary shares into Sasol Preferred Ordinary Shares and into Sasol BEE Ordinary Shares.

SASOL INZALO MANAGEMENT SCHEME

5. ORDINARY RESOLUTION NUMBER 1

"Resolved that 1 892 376 (one million eight hundred and ninety two thousand three hundred and seventy six) ordinary shares in the authorised but unissued share capital of the Company ("the Management Trust Share Allocation") are placed under the control of the directors of the Company as a specific authority under sections 221 and 222 of the Companies Act subject to the JSE Listings Requirements to allot and issue to the Trustees of the Sasol Inzalo Management Trust ("the Management Trust") for a cash consideration of R0,01 (one cent) per ordinary share, of which Management Trust the following will be beneficiaries to the extent indicated:

Executive Directors	Number of ordinary shares in respect of which vested rights will be held
Victoria Nolitha Fakude	*25 000*
Kandimathie Christine Ramon	*25 000*
Anthony Madimetja Mokaba	*25 000"*

For the purposes of considering ordinary resolution number 1 and in compliance with section 11.13 of the JSE Listings Requirements, the information listed below has been included in the Circular in which this Notice is included, at the pages indicated:

- *Name, address and incorporation (pages 2 and 34);*
- *Share capital of the company (page 31 to 32);*
- *Directors and management (pages 35 to 36 and 52 to 54);*
- *Directors' remuneration (page 36);*
- *Preliminary expenses and issue expenses (page 37);*
- *Directors' interests in securities (page 36);*
- *Directors' interests in transactions (page 36);*
- *The directors' responsibility statement (page 37);*
- *Directors' signature of circular (page 38);*
- *The market value of securities (pages 48 to 49);*
- *Description of business (page 34);*
- *Prospects (page 34);*
- *Litigation statement (page 34);*
- *Material changes (page 34);*
- *Pro forma statements (pages 32 to 33);*
- *King Code (pages 55 to 58); and*
- *Documents and consents available for inspection (page 37 to 38).*

The approval of 75% (seventy five per cent) of the votes cast by members present or represented by proxy at the meeting, excluding any beneficiaries of the Management Trust or their associates who are members of the Company, is required in terms of the JSE Listings Requirements for this ordinary resolution to become effective."

6. SPECIAL RESOLUTION NUMBER 5

"Resolved that, subject to the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the Company is authorised to issue the Management Trust Share Allocation approved in ordinary resolution number 1 at R0,01 (one cent) per share to the Trustees of the Sasol Inzalo Management Trust ("the Management Trust"), which is a price lower than the amount arrived at by dividing that part of the stated capital contributed by already issued shares of that class, by the number of issued shares of that class, namely R6,34 (six rand and thirty four cents)."

The reason for special resolution number 5 is to obtain the shareholders' authority required to issue the ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue. The directors' report as required by section 82 of the Companies Act is attached marked Annexure B. The effect of special resolution number 5 is that the Company will be entitled to issue ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue.

7. SPECIAL RESOLUTION NUMBER 6

"Resolved that, subject to the passing and registration of special resolution number 5 and the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the issue by the Company of the Management Trust Share Allocation approved in ordinary resolution number 1 to the Trustees of the Management Trust, of which Kandimathie Christine Ramon may be a beneficiary with a vested right in respect of 25 000 (twenty five thousand) ordinary shares, in accordance with the terms of the trust deed of the Management Trust, tabled at the meeting and initialled by the chairperson for identification ("the Management Trust Deed"), is approved."

The reason for special resolution number 6 is to enable the Company to approve the issue of the Management Trust Share Allocation to the Management Trust, having regard to the fact that an executive director may be a beneficiary and that the Company is facilitating. The effect of special resolution number 6 is to give the requisite approval.

8. SPECIAL RESOLUTION NUMBER 7

"Resolved that, subject to the passing and registration of special resolution number 5 and the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the issue by the Company of the Management Trust Share Allocation approved in ordinary resolution number 1 to the Trustees of the Management Trust, of which Anthony Madimetja Mokaba may be a beneficiary with a vested right in respect of 25 000 (twenty five thousand) ordinary shares, in accordance with the terms of the Management Trust Deed, is approved."

The reason for special resolution number 7 is to enable the Company to approve the issue of the Management Trust Share Allocation to the trustees of the Management Trust, having regard to the fact that an executive director may be a beneficiary and that the Company is facilitating. The effect of special resolution number 7 is to give the requisite approval.

9. **SPECIAL RESOLUTION NUMBER 8**

"Resolved that, subject to the passing and registration of special resolution number 5 and the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the issue by the Company of the Management Trust Share Allocation approved in ordinary resolution number 1 to the Trustees of the Management Trust, of which Victoria Nolitha Fakude may be a beneficiary with a vested right in respect of 25 000 (twenty five thousand) ordinary shares, in accordance with the terms of the Management Trust Deed, is approved."

The reason for special resolution number 8 is to enable the Company to approve the issue of the Management Trust Share Allocation to the Management Trust, having regard to the fact that an executive director may be a beneficiary and that the Company is facilitating. The effect of special resolution number 8 is to give the requisite approval.

10. **SPECIAL RESOLUTION NUMBER 9**

"Resolved that, subject to the passing and registration of special resolution number 5 and the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the issue by the Company of the Management Trust Share Allocation approved in ordinary resolution number 1 to the Trustees of the Management Trust in which Black managers, other than Black executive directors, who are employed by a member of the Sasol Group at the time when the Management Trust issues invitations to potential beneficiaries and who are identified by the Compensation Committee of the Company, who will, if they become beneficiaries, have vested rights in the aggregate in respect of such number of ordinary shares as may be identified by the Compensation Committee of the Company in accordance with the terms of the Management Trust Deed, is approved."

The reason for special resolution number 9 is to approve the issue of the Management Trust Share Allocation to the Management Trust, having regard to the fact that Black managers, other than Black executive directors, may become beneficiaries and that the Company is facilitating. The effect of special resolution number 9 is to give the requisite approval.

11. **SPECIAL RESOLUTION NUMBER 10**

"Resolved that, subject to the passing and registration of special resolution number 5 and the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the issue by the Company of the Management Trust Share Allocation approved in ordinary resolution number 1 to the Trustees of Management Trust, in which future Black managers who may be employed by a member of the Sasol Group, including those at the level of Sasol group management and Black executive directors, identified by the Compensation Committee of the Company, as potential beneficiaries of the Management Trust who will, if they become beneficiaries, have vested rights in respect of such number of ordinary shares as may be identified by the Compensation Committee of the Company, in accordance with the terms of the Management Trust Deed, is approved."

The reason for special resolution number 10 is to enable the Company to approve the issue of the Management Trust Share Allocation to the Management Trust, having regard to the fact that future Black managers may become beneficiaries and that the Company is facilitating. The effect of special resolution number 10 is to give the requisite approval.

12. **SPECIAL RESOLUTION NUMBER 11**

"Resolved that, subject to the passing and registration of special resolutions numbers 5 through to 10 and the passing of ordinary resolution number 1 contained in the Notice also containing this resolution, the Company is authorised (without the retention by the shareholders of the right to amend or revoke this special resolution in a manner which would place the Company in breach of any contractual obligations which it concludes or has concluded in anticipation of obtaining this authority) as a specific authority in terms of section 85 of the Companies Act and subject to the JSE Listings Requirements, to repurchase ordinary shares in the issued share capital of the Company, from the Trustees of the Management Trust in accordance with the provisions of the Management Trust Deed, and section 5.69 of the JSE Listings Requirements namely:

- *authorisation is given thereto by the Company's Articles of Association;*
- *after such repurchase, the Company will still comply with the JSE Listings Requirements at the time concerning shareholder spread;*
- *the Company may not repurchase securities during a prohibited period as defined in the JSE Listings Requirements unless it is in accordance with section 5.69(h) of the JSE Listings Requirements;*
- *the Company and the Sasol Group will be able in the ordinary course of business to pay its debts for a period of 12 (twelve) months after the date of the specific repurchase;*
- *the assets of the Company and the Sasol Group will exceed the liabilities of the Company and the Sasol Group, respectively, for a period of 12 (twelve) months after the date of the specific repurchase, both assets and liabilities being fairly valued in accordance with the accounting policies used in the latest audited consolidated annual financial statements and with International Financial Reporting Standards;*
- *the Company and the Sasol Group will have adequate share capital and reserves for a period of 12 (twelve) months after the date of the specific repurchase;*

- the Company and the Sasol Group will have sufficient working capital for ordinary business purposes for a period of 12 (twelve) months after the date of the specific repurchase; and

- the sponsor of the Company providing a letter to the JSE on the adequacy of working capital in terms of section 2.12 of the JSE Listings Requirements prior to the Company proceeding with the specific repurchase."

For the purposes of considering special resolution number 11 and in compliance with section 11.23 of the JSE Listing Requirements, the information listed below is provided or has been included in the Circular in which this Notice is included, at the pages indicated:

- Directors and management (pages 35 to 36 and 52 to 54);

- Major shareholders (page 36);

- Material change statement (page 34);

- Directors' interests in securities (page 36);

- Share capital of the Company (page 31 to 32);

- Preliminary expenses and issue expenses (page 37);

- Directors' responsibility statement (page 37);

- Directors' signature of Circular (page 38); and

- Litigation statement (page 34).

The reason for special resolution number 11 is to enable the Company to repurchase issued ordinary shares held by the Management Trust, in accordance with the Management Trust Deed, in terms of section 85 of the Companies Act. The effect of special resolution number 11 is that the number of shares so repurchased will be cancelled as issued shares and returned to the authorised unissued share capital.

SASOL INZALO EMPLOYEE SCHEME

13. ORDINARY RESOLUTION NUMBER 2

"Resolved that 23 339 310 (twenty three million three hundred and thirty nine thousand three hundred and ten) ordinary shares in the authorised but unissued share capital of the Company ("the Employee Trust Share Allocation") are placed under the control of the directors of the Company as a specific authority under sections 221 and 222 of the Companies Act and subject to the JSE Listings Requirements to allot and issue to the Trustees of the Sasol Inzalo Employee Trust ("Employee Trust") for a cash consideration of R0,01 (one cent) per ordinary share, in accordance with the provisions of the trust deed of the Employee Trust, tabled at the meeting and initialled by the chairperson for identification."

For the purposes of considering ordinary resolution number 2 and in compliance with section 11.13 of the JSE Listings Requirements, the information listed below has been included in the Circular in which this Notice is included, at the pages indicated:

- Name, address and incorporation (pages 2 and 34);

- Share capital of the Company (page 31 to 32);

- Directors and management (pages 35 to 36 and 52 to 54);

- Directors' remuneration (page 36);

- Preliminary expenses and issue expenses (page 37);

- Directors' interests in securities (page 36);

- Directors' interests in transactions (page 36);

- Directors' responsibility statement (page 37);

- Directors' signature of Circular (page 38);

- The market value of securities (pages 48 to 49);

- Description of business (page 34);

- Prospects (page 34);

- Litigation statement (page 34);

- Material changes (page 34);

- Pro forma statements (pages 32 to 33);

- King Code (pages 55 to 58); and

- Documents and consents available for inspection (page 37 to 38).

The approval of 75% (seventy five per cent) of the votes cast by members present or represented by proxy at the meeting, excluding any beneficiaries of the Employee Trust or their associates who are members of the Company, is required in terms of the JSE Listings Requirements for this ordinary resolution to become effective.

14. SPECIAL RESOLUTION NUMBER 12

"Resolved that, subject to the passing of ordinary resolution number 2 contained in the Notice also containing this resolution, the Company is authorised to issue the Employee Trust Share Allocation approved in ordinary resolution number 2 at R0,01 (one cent) per share to the Trustees of the Sasol Inzalo Employee Trust ("Employee Trust") which is a price lower than the amount arrived at by dividing that part of the stated capital contributed by already issued shares of that class, by the number of issued shares of that class, namely R6,34 (six rand and thirty four cents)."

The reason for special resolution number 12 is to obtain the shareholders' authority required to issue the ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue. The directors' report as required by section 82 of the Companies Act is attached marked Annexure B. The effect of special resolution number 12 is that the Company will be entitled to issue ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue.

15. SPECIAL RESOLUTION NUMBER 13

"Resolved that, subject to the passing and registration of special resolution number 12 and the passing of ordinary resolution number 2 contained in the Notice also containing this resolution, the issue by the Company of the Employee Trust Share Allocation approved in ordinary resolution number 2 to the Trustees of the Employee Trust in which managers who are employed by a member of the Sasol Group at the time when the Employee Trust issues invitations to potential beneficiaries and who are identified by the Compensation Committee of the Company for the purposes of this resolution will, if they become beneficiaries, have vested rights in respect of 850 (eight hundred and fifty) ordinary shares in accordance with the terms of the trust deed of the Employee Trust, tabled at the meeting and initialled by the chairperson for identification ("the Employee Trust Deed"), is approved."

The reason for special resolution number 13 is to enable the Company to issue the ordinary shares to the Employee Trust of which managers may become beneficiaries and which the Company is facilitating. The effect of special resolution number 13 is to give the requisite approval.

16. SPECIAL RESOLUTION NUMBER 14

"Resolved that, subject to the passing and registration of special resolution number 12 and the passing of ordinary resolution number 2 contained in the Notice also containing this resolution, the issue by the Company of the Employee Trust Share Allocation approved in ordinary resolution number 2 to the Trustees of the Employee Trust, in which future managers who may be employed by a member of the Sasol Group, identified by the Compensation Committee of the Company, as potential beneficiaries of the Employee Trust will, if they become beneficiaries, have vested rights in respect of a maximum of 850 (eight hundred and fifty) ordinary shares, in accordance with the terms of the Employee Trust Deed, is approved."

The reason for special resolution number 14 is to enable the Company to issue the ordinary shares to the Employee Trust of which future managers may become beneficiaries and which the Company is facilitating. The effect of special resolution number 14 is to give the requisite approval.

17. SPECIAL RESOLUTION NUMBER 15

"Resolved that, subject to the passing and registration of special resolution number 12 and the passing of ordinary resolution number 2 contained in the Notice also containing this resolution, the Company is authorised (without the retention by the shareholders of the right to amend or revoke this special resolution in a manner which would place the Company in breach of any contractual obligations which it concludes or has concluded in anticipation of obtaining this authority) as a specific authority in terms of section 85 of the Companies Act and subject to the JSE Listings Requirements, to repurchase ordinary shares in the issued share capital of the Company, from the Trustees of the Employee Trust in accordance with the provisions of the trust deed of the Employee Trust Deed, and section 5.69 of the JSE Listings Requirements namely:

- *authorisation is given thereto by the Company's Articles of Association;*
- *after such repurchase, the Company will still comply with the JSE Listings Requirements at the time concerning shareholder spread requirements;*
- *the Company may not repurchase securities during a prohibited period as defined in the JSE Listings Requirements unless it is in accordance with section 5.69(h) of the JSE Listings Requirements;*
- *the Company and the Sasol Group will be able in the ordinary course of business to pay its debts for a period of 12 (twelve) months after the date of the specific repurchase;*
- *the assets of the Company and the Sasol Group will exceed the liabilities of the Company and the Sasol Group, respectively, for a period of 12 (twelve) months after the date of the specific repurchase, both assets and liabilities being fairly valued in accordance with the accounting policies used in the latest audited consolidated annual financial statements and with International Financial Reporting Standards;*
- *the Company and the Sasol Group will have adequate share capital and reserves for a period of 12 (twelve) months after the date of the specific repurchase;*
- *the Company and the Sasol Group will have sufficient working capital for ordinary business purposes for a period of 12 (twelve) months after the date of the specific repurchase; and*

- the sponsor of the Company providing a letter to the JSE on the adequacy of working capital in terms of section 2.12 of the JSE Listings Requirements prior to the Company proceeding with the specific repurchase."

For the purposes of considering special resolution number 15 and in compliance with section 11.23 of the JSE Listings Requirements, the information listed below is provided or has been included in the Circular in which this Notice is included, at the pages indicated:

- Directors and management (pages 35 to 36 and 52 to 54);
- Major shareholders (page 36);
- Material change statement (page 34);
- Directors' interests in securities (page 36);
- Share capital of the Company (page 31 to 32);
- Preliminary expenses and issue expenses (page 37);
- Directors' responsibility statement (page 37);
- Directors' signature of Circular (page 38); and
- Litigation statement (page 34).

The reason for special resolution number 15 is to authorise the Company to repurchase issued ordinary shares held by the Employee Trust, in accordance with the Employee Trust Deed, in terms of section 85 of the Companies Act. The effect of special resolution number 15 is that the number of shares so repurchased will be cancelled as issued shares and returned to the authorised unissued share capital.

SASOL INZALO FOUNDATION

18. ORDINARY RESOLUTION NUMBER 3

"Resolved that 9 461 882 (nine million four hundred and sixty one thousand eight hundred and eighty two) ordinary shares in the authorised but unissued share capital of the Company ("the Foundation Share Allocation") are placed under the control of the directors of the Company as a specific authority under sections 221 and 222 of the Companies Act and subject to the JSE Listings Requirements to allot and issue to the Trustees of the Sasol Inzalo Foundation ('Foundation') for a cash consideration of R0,01 (one cent) per ordinary share, in accordance with the provisions of the trust deed of the Foundation, tabled at the meeting and initialled by the chairperson for identification."

For the purposes of considering ordinary resolution number 3 and in compliance with section 11.13 of the JSE Listings Requirements, the information listed below has been included in the Circular in which this Notice is included, at the pages indicated:

- Name, address and incorporation (pages 2 and 34);
- Share capital of the company (page 31 to 32);
- Directors and management (pages 35 to 36 and 52 to 54);
- Directors' remuneration (page 36);
- Preliminary expenses and issue expenses (page 37);
- Directors' interests in securities (page 36);
- Directors' interests in transactions (page 36);
- Directors' responsibility statement (page 37);
- Directors' signature of circular (page 38);
- The market value of securities (pages 48 to 49);
- Description of business (page 34);
- Prospects (page 34);
- Litigation statement (page 34);
- Material changes (page 34);
- Pro forma statements (pages 32 to 33);
- King Code (pages 55 to 58); and
- Documents and consents available for inspection (page 37 to 38).

The approval of 75% (seventy five per cent) of the votes cast by members present or represented by proxy at the meeting, excluding any beneficiaries of the Foundation or their associates who are members of the Company, is required in terms of the JSE Listings Requirements for this ordinary resolution to become effective.

19. SPECIAL RESOLUTION NUMBER 16

"Resolved that, subject to the passing of ordinary resolution number 3 contained in the Notice also containing this resolution, the Company is authorised to issue the Foundation Share Allocation approved in ordinary resolution number 3 at R0,01 (one cent) per share to the Trustees of the Sasol Inzalo Foundation ("Foundation") which is a price lower than the amount arrived at by dividing that part of the stated capital contributed by already issued shares of that class, by the number of issued shares of that class, namely R6,34 (six rand and thirty four cents)."

The reason for special resolution number 16 is to obtain the shareholders' authority required to issue the ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue. The directors' report as required by section 82 of the Companies Act is attached marked Annexure B. The effect of special resolution number 16 is that the Company will be entitled to issue ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue.

20. SPECIAL RESOLUTION NUMBER 17

"Resolved that, subject to the passing and registration of special resolution number 16 and the passing of ordinary resolution number 3 contained in the Notice also containing this resolution, the Company is authorised (without the retention by the shareholders of the right to amend or revoke this special resolution in a manner which would place the Company in breach of any contractual obligations which it concludes or has concluded in anticipation of obtaining this authority) as a specific authority in terms of section 85 of the Companies Act and subject to the JSE Listings Requirements, to repurchase ordinary shares in the issued share capital of the Company, from the Trustees of the Foundation in accordance with the provisions of the trust deed of the Foundation, tabled at the meeting and initialled by the chairperson for identification, and section 5.69 of the JSE Listings Requirements namely:

- *authorisation is given thereto by the Company's Articles of Association;*
- *after such repurchase, the Company will still comply with the JSE Listings Requirements at the time concerning shareholder spread requirements;*
- *the Company may not repurchase securities during a prohibited period as defined in the JSE Listings Requirements unless it is in accordance with section 5.69(h) of the JSE Listings Requirements;*
- *the Company and the Sasol Group will be able in the ordinary course of business to pay its debts for a period of 12 (twelve) months after the date of the specific repurchase;*
- *the assets of the Company and the Sasol Group will exceed the liabilities of the Company and the Sasol Group, respectively, for a period of 12 (twelve) months after the date of the specific repurchase, both assets and liabilities being fairly valued in accordance with the accounting policies used in the latest audited consolidated annual financial statements and with International Financial Reporting Standards;*
- *the Company and the Sasol Group will have adequate share capital and reserves for a period of 12 (twelve) months after the date of the specific repurchase;*
- *the Company and the Sasol Group will have sufficient working capital for ordinary business purposes for a period of 12 (twelve) months after the date of the specific repurchase; and*
- *the sponsor of the Company providing a letter to the JSE on the adequacy of working capital in terms of section 2.12 of the JSE Listings Requirements prior to the Company proceeding with the specific repurchase."*

For the purposes of considering special resolution number 17 and in compliance with section 11.23 of the JSE Listings Requirements, the information listed below is provided or has been included in the Circular in which this Notice is included, at the pages indicated:

- *Directors and management (pages 35 to 36 and 52 to 54);*
- *Major shareholders (page 36);*
- *Material change statement (page 34);*
- *Directors' interests in securities (page 36);*
- *Share capital of the Company (page 31 to 32);*
- *Preliminary expenses and issue expenses (page 37);*
- *Directors' responsibility statement (page 37);*
- *Directors' signature of Circular (page 38); and*
- *Litigation statement (page 34).*

The reason for special resolution number 17 is to authorise the Company to repurchase issued ordinary shares held by the Foundation, in accordance with its trust deed, in terms of section 85 of the Companies Act. The effect of special resolution number 17 is that the number of shares so repurchased will be cancelled as issued shares and returned to the authorised unissued share capital.

SELECTED PARTICIPANTS

SASOL INZALO GROUPS FUNDING (PROPRIETARY) LIMITED

21. ORDINARY RESOLUTION NUMBER 4

"Resolved that, subject to the passing and registration of special resolutions numbers 1, 2 and 4 contained in the Notice also containing this resolution, 9 461 882 (nine million four hundred and sixty one thousand eight hundred and eighty two) Sasol Preferred Ordinary Shares in the authorised but unissued share capital of the Company are placed under the control of the directors of the Company as a specific authority under sections 221 and 222 of the Companies Act subject to the JSE Listings Requirements, to allot and issue to Sasol Inzalo Groups Funding (Proprietary) Limited ("Groups FundCo") for a cash consideration of R366 (three hundred and sixty six rand) per Sasol Preferred Ordinary Share."

For the purposes of considering ordinary resolution number 4 and in compliance with section 11.13 of the JSE Listings Requirements, the information listed below has been included in the Circular in which this Notice is included, at the pages indicated:

- *Name, address and incorporation (pages 2 and 34);*
- *Share capital of the Company (page 31 to 32);*
- *Directors and management (pages 35 to 36 and 52 to 54);*
- *Directors' remuneration (page 36);*
- *Preliminary expenses and issue expenses (page 37);*
- *Directors' interests in securities (page 36);*
- *Directors' interests in transactions (page 36);*
- *Directors' responsibility statement (page 37);*
- *Directors' signature of Circular (page 38);*
- *The market value of securities (pages 48 to 49);*
- *Description of business (page 34);*
- *Prospects (page 34);*
- *Litigation statement (page 34);*
- *Material changes (page 34);*
- *Pro forma statements (pages 32 to 33);*
- *King Code (pages 55 to 58); and*
- *Documents and consents available for inspection (page 37 to 38).*

The approval of 75% (seventy five per cent) of the votes cast by members present or represented by proxy at the meeting, excluding Groups FundCo or its associates who are members of the Company, is required in terms of the JSE Listings Requirements for this ordinary resolution to become effective.

22. SPECIAL RESOLUTION NUMBER 18

"Resolved that, subject to the passing and registration of special resolution number 2 and the passing of ordinary resolution number 4 contained in the Notice also containing this resolution, the Company is authorised to give financial assistance, in terms of section 38(2A) of the Companies Act to Sasol Inzalo Groups Funding (Proprietary) Limited ("Groups FundCo"), on the basis of the agreements tabled at the meeting and initialled by the chairperson for identification and which will be available to the shareholders for their perusal ("the Agreements") in the form of:

1. *a guarantee to the holders of the C Preference Shares in Groups FundCo, the proceeds of the issue of which C Preference Shares will be used to partially fund Groups FundCo's subscription for Sasol Preferred Ordinary Shares, more fully described in paragraph 12.2.4 of the Circular;*

2. *the subscription for D Preference Shares in Groups FundCo, the proceeds of the issue of which D Preference Shares will be used to partially fund Groups FundCo's subscription for Sasol Preferred Ordinary Shares and/or in order to replace A, B or C Preference Shares if the potential subscribers require an increased dividend as a result of adverse developments in national or international markets up to the date of issue of the A, B or C Preference Shares, more fully described in paragraph 12.2.5 of the Circular;*

3. *the incurring by the Company of expenses and costs and the giving by the Company of certain indemnities to the holders of the A, B and C Preference Shares, referred to in paragraph 12.8 of the Circular;*

4. *the exercise, if so determined by the Company, of its rights to prevent a default in respect of the A Preference Shares, B Preference Shares and/or C Preference Shares, inter alia, by the subscription for E Preference Shares in Groups FundCo, more fully described in paragraph 12.6 of the Circular;*

5. *the giving by the Company to Sasol Financing (Proprietary) Limited ("Sasol Financing") of a counter indemnity in respect of Sasol Financing's obligations under the guarantee given by Sasol Financing, more fully described in paragraph 12.2.4 of the Circular;*

6. *the exercise by the Company of its rights under the call option to purchase the A Preference Shares, B Preference Shares and/or C Preference Shares, more fully described in paragraph 12.7 of the Circular; and*

7. *the undertaking by the Company of such other obligations that might constitute financial assistance for purposes of section 38 of the Companies Act, and/or the exercise by the Company of such other rights as may be afforded to it in the Agreements that might constitute financial assistance for purposes of section 38 of the Companies Act,*

subject to the directors of the Company being satisfied that:

- *the Company will be able to pay its debts as they become due in the ordinary course of the business subsequent to providing the financial assistance referred to above, for the duration of the transactions contemplated in the Agreements; and*

- *subsequent to the transaction contemplated in the Agreements providing the financial assistance referred to above, the consolidated assets fairly valued of the Company will be in excess of the consolidated liabilities of the Company. For this purpose the assets and liabilities have been recognised and measured in accordance with the accounting policies used in the Company's latest audited consolidated annual financial statements. Furthermore, for this purpose contingent liabilities have been accounted for as required in terms of section 38(2B) of the Companies Act."*

The reason for special resolution number 18 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of the various forms of financial assistance given by the Company (in terms of the Agreements) to Groups FundCo in connection with the subscription for shares in its share capital. The effect of special resolution number 18 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act to Groups FundCo.

23. SPECIAL RESOLUTION NUMBER 19

"Resolved that, subject to the passing and registration of special resolutions numbers 2 and 18 and the passing of ordinary resolution number 4 contained in the Notice also containing this resolution, the granting of financial assistance by the Company to the Sasol Inzalo Groups Facilitation Trust ("Groups Facilitation Trust") is approved in accordance with section 38(2A) of the Companies Act, to enable the Groups Facilitation Trust to:

1. subscribe for; and/or

2. acquire,

any ordinary shares in Sasol Inzalo Groups Limited ("Groups InvestCo") as provided in terms of the Governing Agreement between the Company, Groups FundCo and Groups InvestCo dated 7 April 2008, tabled at the meeting and initialled by the chairperson for identification purposes, on the basis that such financial assistance will be made available by the Company to the Groups Facilitation Trust by way of loans by the Company or by the Company procuring that a third party makes loans to the Groups Facilitation Trust which are guaranteed by the Company. The Company will decide at the relevant time whether to make such financial assistance available on an interest free or market-related basis, particularly having regard to the fact that the Foundation is the sole beneficiary of the Groups Facilitation Trust."

The reason for special resolution number 19 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of the financial assistance given by the Company to Groups Facilitation Trust in connection with the subscription for shares in the Company's share capital. The effect of special resolution number 19 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act.

BLACK PUBLIC CASH INVITATION

24. ORDINARY RESOLUTION NUMBER 5

"Resolved that, subject to the passing and registration of special resolutions numbers 1, 3 and 4 contained in the Notice also containing this resolution, 18 923 764 (eighteen million nine hundred and twenty three thousand seven hundred and sixty four) Sasol BEE Ordinary Shares in the authorised but unissued share capital of the Company are placed under the control of the directors of the Company as a specific authority under sections 221 and 222 of the Companies Act and subject to the JSE Listings Requirements, to allot and issue for a cash consideration of R366 (three hundred and sixty six rand) per Sasol BEE Ordinary Share to the black public pursuant to an invitation to the black public requiring the full subscription price to be paid by the subscriber in particular but without limiting the aforegoing, to allot and issue to the directors of the Company (or their associates) to the maximum extent indicated opposite their names, Sasol BEE Ordinary Shares listed below:

Name of director	Maximum number of Sasol BEE Ordinary Shares
Mandla Sizwe Vulindlela Gantsho	*25% of 273 200*
Victoria Nolitha Fakude	*200 000*
Sam Montsi	*20 000*
Imogen Nonhlanhla Mkhize	*2 500*

For the purposes of considering ordinary resolution number 5 and in compliance with section 11.13 of the JSE Listings Requirements, the information listed below has been included in the Circular in which this Notice is included, at the pages indicated:

- *Name, address and incorporation (pages 2 and 34);*
- *Share capital of the Company (page 31 to 32);*
- *Directors and management (pages 35 to 36 and 52 to 54);*
- *Directors' remuneration (page 36);*
- *Preliminary expenses and issue expenses (page 37);*
- *Directors' interests in securities (page 36);*
- *Directors' interests in transactions (page 36);*
- *Directors' responsibility statement (page 37);*
- *Directors' signature of Circular (page 38);*
- *The market value of securities (pages 48 to 49);*
- *Description of business (page 34);*

- *Prospects (page 34);*
- *Litigation statement (page 34);*
- *Material changes (page 34);*
- *Pro forma statements (pages 32 to 33);*
- *King Code (pages 55 to 58); and*
- *Documents and consents available for inspection (page 37 to 38).*

The approval of 75% (seventy five per cent) of the votes cast by members present or represented by proxy at the meeting, (excluding any members of the Company that intend to participate), is required in terms of the JSE Listings Requirements for this ordinary resolution to become effective.

25. **SPECIAL RESOLUTION NUMBER 20**

    "Resolved that the granting of financial assistance by the Company to the Sasol Inzalo Public Facilitation Trust ("Public Facilitation Trust") in accordance with section 38(2A) of the Companies Act be approved, to enable the Facilitation Trust to subscribe for:

    1. *the difference between 2 838 564 (two million eight hundred and thirty eight thousand five hundred and sixty four) Sasol BEE Ordinary Shares and the number of Sasol BEE Ordinary Shares subscribed for by the black public pursuant to an invitation issued by the Company during 2008 ("the shortfall"), at a subscription price of R366 (three hundred and sixty six) per Sasol BEE Ordinary Share, provided that to the extent that the black public subscribes for more than 16 085 200 (sixteen million eighty five thousand two hundred) ordinary shares in Sasol Inzalo Public Limited ('Public InvestCo') pursuant to the public invitation referred to in paragraph 2, the shortfall shall be reduced by such number; and*

    2. *the difference between 16 085 200 (sixteen million eighty five thousand two hundred) ordinary shares in Public InvestCo and the number of ordinary shares in Public InvestCo subscribed for by the black public pursuant to an invitation issued by Public InvestCo during 2008 ("the funded shortfall"), at a subscription price of 5% of R366 (three hundred and sixty six rand) per ordinary share in respect of the first 100 (one hundred) ordinary shares and 10% of R366 (three hundred and sixty six rand) per ordinary share in respect of the balance of such ordinary shares to be subscribed for by the Public Facilitation Trust, provided that to the extent that the black public subscribes for more than 2 838 564 (two million eight hundred and thirty eight thousand five hundred and sixty four) Sasol BEE Ordinary Shares pursuant to the public invitation referred to in paragraph 1, the funded shortfall shall be reduced by such number,*

    and to acquire any such Sasol BEE Ordinary Shares and/or ordinary shares in Public InvestCo which the holders thereof may be obliged to dispose of as a result of breaching the terms of the invitation to which they have agreed, on the basis that such financial assistance will be made available by the Company to the Public Facilitation Trust by way of loans by the Company or by the Company procuring that a third party makes loans to the Public Facilitation Trust which are guaranteed by the Company. The Company will decide at the relevant time whether to make such financial assistance available on an interest free or market related basis, particularly having regard to the fact that the Foundation is the sole beneficiary of the Public Facilitation Trust."

    The reason for special resolution number 20 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of financial assistance given by the Company to the Public Facilitation Trust in connection with the subscription for shares in the Company's share capital. The effect of special resolution number 20 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act.

BLACK PUBLIC FUNDED INVITATION

26. **ORDINARY RESOLUTION NUMBER 6**

    "Resolved that, subject to the passing and registration of special resolutions numbers 1, 2 and 4 contained in the Notice also containing this resolution, 18 923 764 (eighteen million nine hundred and twenty three thousand seven hundred and sixty four) Sasol Preferred Ordinary Shares in the authorised but unissued share capital of the Company are placed under the control of the directors of the Company as a specific authority under sections 221 and 222 of the Companies Act and subject to the JSE Listings Requirements, to allot and issue for a cash consideration of R366 (three hundred and sixty six rand) per Sasol Preferred Ordinary Share, to Public FundCo in which the directors of the Company listed below may be interested via Sasol Inzalo Public Limited to the maximum extent indicated opposite their names:

Name of director	Maximum number of ordinary shares in Sasol Inzalo Public Limited
Mandla Sizwe Vulindlela Gantsho	*273 200*
Sam Montsi	*120 000*
Thembalihle Hixonia Nyasulu	*112 000*
Anthony Madimetja Mokaba	*273 200*
Victoria Nolitha Fakude	*73 200*
Kandimathie Christine Ramon	*273 200*
Imogen Nonhlanhla Mkhize	*130 000"*

For the purposes of considering ordinary resolution number 6 and in compliance with section 11.13 of the JSE Listings Requirements, the information listed below has been included in the Circular in which this Notice is included, at the pages indicated:

- Name, address and incorporation (pages 2 and 34);
- Share capital of the Company (page 31 to 32);
- Directors and management (pages 35 to 36 and 52 to 54);
- Directors' remuneration (page 36);
- Preliminary expenses and issue expenses (page 37);
- Directors' interests in securities (page 36);
- Directors' interests in transactions (page 36);
- The directors' responsibility statement (page 37);
- Directors' signature of Circular (page 38);
- The market value of securities (pages 48 to 49);
- Description of business (page 34);
- Prospects (page 34);
- Litigation statement (page 34);
- Material changes (page 34);
- Pro forma statements (pages 32 to 33);
- King Code (pages 55 to 58); and
- Documents and consents available for inspection (page 37 to 38).

The approval of 75% (seventy five per cent) of the votes cast by members present or represented by proxy at the meeting, excluding the abovementioned directors of the Company or their associates who are members of the Company, is required in terms of the JSE Listings Requirements for this ordinary resolution to become effective.

27. SPECIAL RESOLUTION NUMBER 21

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Sasol Inzalo Public Funding (Proprietary) Limited ("Public FundCo"), in which Mandla Sizwe Vulindlela Gantsho who is a director of the Company, may be indirectly interested, in respect of a maximum of 273 200 (two hundred and seventy three thousand two hundred) ordinary shares in Sasol Inzalo Public Limited ("Public InvestCo") is approved on the basis of the agreements tabled at the meeting and initialled by the chairperson for identification ("the Public FundCo Agreements") in the form of:

1. a guarantee to the holders of the C Preference Shares in Public FundCo, the proceeds of the issue of which C Preference Shares will be used to partially fund Public FundCo's subscription for Sasol Preferred Ordinary Shares, more fully described in paragraph 12.2.4 of the Circular;

2. the subscription for D Preference Shares in Public FundCo, the proceeds of the issue of which D Preference Shares will be used to partially fund Public FundCo's subscription for Sasol Preferred Ordinary Shares and/or in order to replace A, B or C Preference Shares if the potential subscribers require an increased dividend as a result of adverse developments in national or international markets up to the date of issue of the A, B or C Preference Shares, more fully described in paragraph 12.2.5 of the Circular;

3. the incurring by the Company of expenses and costs and the giving by the Company of certain indemnities to the holders of the A, B and C Preference Shares, referred to in paragraph 12.8 of the Circular;

4. the exercise, if so determined by the Company, of its rights to prevent a default in respect of the A Preference Shares, B Preference Shares and/or C Preference Shares inter alia by the subscription for E Preference Shares in Public FundCo, more fully described in paragraph 12.6 of the Circular;

5. the giving by the Company to Sasol Financing of a counter indemnity in respect of Sasol Financing's obligations under the guarantee given by Sasol Financing, more fully described in paragraph 12.2.4 of the Circular;

6. the exercise by the Company of its rights under the call option to purchase the A Preference Shares, B Preference Shares and/or C Preference Shares, more fully described in paragraph 12.7 of the Circular; and

7. the undertaking by the Company of such other obligations that might constitute financial assistance for purposes of section 38 of the Companies Act, and/or the exercise by the Company of such other rights as may be afforded to it in the Public Fundco Agreements that might constitute financial assistance for purposes of section 38 of the Companies Act."

The reason for special resolution number 21 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 21 is that the Company may provide such funding and/or furnish such security.

28. **SPECIAL RESOLUTION NUMBER 22**

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which Sam Montsi who is a director of the Company, may be indirectly interested in respect of a maximum of 120 000 (one hundred and twenty thousand) ordinary shares in Public InvestCo, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 22 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 22 is that the Company may provide such funding and/or furnish such security.

29. **SPECIAL RESOLUTION NUMBER 23**

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which Thembalihle Hixonia Nyasulu who is a director of the Company, may be indirectly interested in respect of a maximum of 112 000 (one hundred and twelve thousand) ordinary shares in Public InvestCo, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 23 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 23 is that the Company may provide such funding and/or furnish such security.

30. **SPECIAL RESOLUTION NUMBER 24**

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which Anthony Madimetja Mokaba who is a director of the Company, may be indirectly interested in respect of a maximum of 273 200 (two hundred and seventy three thousand two hundred) ordinary shares in Public InvestCo, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 24 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 24 is that the Company may provide such funding and/or furnish such security.

31. **SPECIAL RESOLUTION NUMBER 25**

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which Victoria Nolitha Fakude who is a director of the Company, may be indirectly interested in respect of a maximum of 73 200 (seventy three thousand two hundred) ordinary shares in Public InvestCo, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 25 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 25 is that the Company may provide such funding and/or furnish such security.

32. **SPECIAL RESOLUTION NUMBER 26**

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which Kandimathie Christine Ramon who is a director of the Company, may be indirectly interested in respect of a maximum of 273 200 (two hundred and seventy three thousand two hundred) ordinary shares in Public InvestCo, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 26 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 26 is that the Company may provide such funding and/or furnish such security.

33. **SPECIAL RESOLUTION NUMBER 27**

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which Imogen Nonhlanhla Mkhize who is a director of the Company, may be indirectly interested in respect of a maximum of 130 000 (one hundred and thirty thousand) ordinary shares in Public InvestCo, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 27 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a director. The effect of special resolution number 27 is that the Company may provide such funding and/or furnish such security.

34. SPECIAL RESOLUTION NUMBER 28

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which a Black manager employed by a member of the Sasol Group, who may qualify for participation in the Black Public Funded Invitation, may be indirectly interested in respect of the maximum number of ordinary shares in Public InvestCo reflected opposite the manager's name in the table below:

Name of manager	Maximum number of shares in Public InvestCo
John Sichinga	2 000
Bongani Mabaso	200
Maurice Radebe	819 600
Tsoeu Joseph Makhoere	25 000
Seadimo Hessie Chaba	10 100
Zamile Denga	5 000
Musa Moment Zwane	13 700

is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 28 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a manager. The effect of special resolution number 28 is that the Company may provide such funding and/or furnish such security.

35. SPECIAL RESOLUTION NUMBER 29

"Resolved that, subject to the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the provision of funding and/or the furnishing of security by the Company to Public FundCo, in which one or more managers employed by a member of the Sasol Group (other than those referred to in special resolution number 28 contained in the Notice also containing this resolution) as identified by the Sasol Nomination and Governance Committee may be indirectly interested, is approved on the basis of the Public FundCo Agreements, in the form of the funding identified in special resolution number 21."

The reason for special resolution number 29 is to obtain the approval in terms of the Companies Act in view of the fact that the Company may provide funding and/or furnish security indirectly to a manager. The effect of special resolution number 29 is that the Company may provide such funding and/or furnish such security.

36. SPECIAL RESOLUTION NUMBER 30

"Resolved that, subject to the passing and registration of special resolution number 2 and the passing of ordinary resolution number 6 contained in the Notice also containing this resolution, the Company is authorised to give financial assistance, in terms of section 38(2A) of the Companies Act to Public FundCo, on the basis of the Public FundCo Agreements, in the form of the financial assistance identified in special resolution number 21 subject to the directors of the Company being satisfied that:

- the Company will be able to pay its debts as they become due in the ordinary course of the business subsequent to providing the financial assistance referred to above, for the duration of the transactions contemplated in the Agreements; and
- subsequent to the transaction contemplated in the Public FundCo Agreements providing the financial assistance referred to above, the consolidated assets fairly valued of the Company will be in excess of the consolidated liabilities of the Company. For this purpose the assets and liabilities have been recognised and measured in accordance with the accounting policies used in the Company's latest audited consolidated annual financial statements. Furthermore, for this purpose contingent liabilities have been accounted for as required in terms of section 38(2B) of the Companies Act."

The reason for special resolution number 30 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of the various forms of financial assistance given by the Company (in terms of the Public FundCo Agreements) to Public FundCo in connection with the subscription for shares in its share capital. The effect of special resolution number 30 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act to Public FundCo.

37. ORDINARY RESOLUTION NUMBER 7

"Resolved that the directors of the Company are authorised, with the authority to delegate to any one of the directors or an employee of the Company, to approve and sign all such documents and do all such things and take such further and other actions that may be necessary to give effect to the special and ordinary resolutions set out in this Notice."

38. SPECIAL RESOLUTION NUMBER 31

"Resolved that subject to the passing and registration of ordinary resolution number 1 contained in the Notice also containing this resolution, the Company is authorised to give financial assistance, in terms of section 38(2A) of the Companies Act to the Management Trust, being the amount necessary to enable the trustees of the Management Trust to subscribe for the shares referred to in ordinary resolution number 1, subject to the directors of the Company being satisfied that –

• the Company will be able to pay its debts as they become due in the ordinary course of the business subsequent to providing the financial assistance referred to above, for the duration of the transactions contemplated in the Management Trust Deed; and

• subsequent to the subscription contemplated in the Management Trust Deed, providing the financial assistance referred to above, the consolidated assets fairly valued of the Company will be in excess of the consolidated liabilities of the Company. For this purpose the assets and liabilities have been recognised and measured in accordance with the accounting policies used in the Company's latest audited consolidated annual financial statements. Furthermore, for this purpose contingent liabilities have been accounted for as required in terms of section 38(2B) of the Companies Act."

The reason for special resolution number 31 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of the financial assistance given by the Company (in terms of the Management Trust Deed) to the Management Trust in connection with the subscription for shares in its share capital. The effect of special resolution number 31 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act to the Management Trust.

39. SPECIAL RESOLUTION NUMBER 32

"Resolved that subject to the passing and registration of ordinary resolution number 2 contained in the Notice also containing this resolution, the Company is authorised to give financial assistance, in terms of section 38(2A) of the Companies Act to the Employee Trust, being the amount necessary to enable the trustees of the Employee Trust to subscribe for the shares referred to in ordinary resolution number 2, subject to the directors of the Company being satisfied that –

• the Company will be able to pay its debts as they become due in the ordinary course of the business subsequent to providing the financial assistance referred to above, for the duration of the transactions contemplated in the Employee Trust Deed; and

• subsequent to the subscription contemplated in the Employee Trust Deed, providing the financial assistance referred to above, the consolidated assets fairly valued of the Company will be in excess of the consolidated liabilities of the Company. For this purpose the assets and liabilities have been recognised and measured in accordance with the accounting policies used in the Company's latest audited consolidated annual financial statements. Furthermore, for this purpose contingent liabilities have been accounted for as required in terms of section 38(2B) of the Companies Act."

The reason for special resolution number 32 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of the financial assistance given by the Company (in terms of the Employee Trust Deed) to the Employee Trust in connection with the subscription for shares in its share capital. The effect of special resolution number 32 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act to the Employee Trust.

40. SPECIAL RESOLUTION NUMBER 33

"Resolved that subject to the passing and registration of ordinary resolution number 3 contained in the Notice also containing this resolution, the Company is authorised to give financial assistance, in terms of section 38(2A) of the Companies Act to the Foundation, being the amount necessary to enable the trustees of the Foundation to subscribe for the shares referred to in ordinary resolution number 3, subject to the directors of the Company being satisfied that –

• the Company will be able to pay its debts as they become due in the ordinary course of the business subsequent to providing the financial assistance referred to above, for the duration of the transactions contemplated in the trust deed of the Foundation; and

• subsequent to the subscription contemplated in the trust deed of the Foundation, providing the financial assistance referred to above, the consolidated assets fairly valued of the Company will be in excess of the consolidated liabilities of the Company. For this purpose the assets and liabilities have been recognised and measured in accordance with the accounting policies used in the Company's latest audited consolidated annual financial statements. Furthermore, for this purpose contingent liabilities have been accounted for as required in terms of section 38(2B) of the Companies Act."

The reason for special resolution number 33 is to obtain the relevant approval of the shareholders of the Company in terms of section 38(2A) of the Companies Act in respect of the financial assistance given by the Company (in terms of the trust deed of the Foundation) to the Foundation in connection with the subscription for shares in its share capital. The effect of special resolution number 33 is that the Company will be authorised to give financial assistance in terms of section 38(2A) of the Companies Act to the Foundation.

VOTING AND PROXIES

Members who have not dematerialised their shares or who have dematerialised their shares with "own name" registration are entitled to attend and vote at the meeting and may, in terms of section 189 of the Companies Act of 1973, as amended, appoint a proxy or proxies, to attend the meeting, speak, and on a poll, vote in their stead.

A proxy need not be a member of the company. A form of proxy (green) is attached but is also obtainable from the company secretarial services department, Sasol Limited or Computershare Investor Services (Proprietary) Limited at the address set out in the Circular.

Proxies must be received by Computershare Investor Services (Proprietary) Limited on or before 09:00, South African time, on Wednesday, 14 May 2008.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with "own name" registration, should contact their Central Securities Depository Participants ("CSDP") or broker in the manner and time stipulated in the relevant agreement:

- *to furnish them with voting instructions; and*
- *in the event that they wish to attend the meeting, to obtain the necessary authority to do so.*

In terms of the JSE Listings Requirements, the ordinary shares of no par value held by the Sasol Share Incentive Scheme and Sasol Share Savings Trust will not have their votes at the general meeting taken account of for purposes of approval of special resolutions.

The following inbound telephone help lines have been reserved to assist shareholders in obtaining information regarding the resolutions and to provide assistance in the completion of forms of proxy:

- *0800 222 000 as the South African telephone number; and*
- *+27 11 373 0048 for shareholders calling from outside South Africa.*

Registered holders who hold their American Depositary Receipts in physical form will receive a proxy card and voting instructions from The Bank of New York Mellon. Beneficial holders who hold their American Depositary Receipts in book entry form will receive their proxy card and voting instructions from their broker.

By order of the Board

N L Joubert
Company Secretary

24 April 2008

TERMS OF THE SASOL PREFERRED ORDINARY SHARES

"160   RIGHTS, PRIVILEGES AND CONDITIONS ATTACHING TO THE SASOL PREFERRED ORDINARY SHARES

The Sasol Preferred Ordinary Shares in the share capital of the Company shall have the following rights, privileges and conditions –

160.1 Definitions

160.1.1   In this Article 160, headings are for convenience only and shall not be used in its interpretation and, unless the context clearly indicates a contrary intention, an expression which denotes any gender includes the other genders, any reference to a natural person includes a reference to an artificial or juristic person and vice versa, the singular includes the plural and vice versa and the following words and expressions shall bear the meanings assigned to them below and cognate expressions shall bear corresponding meanings –

160.1.1.1   "Groups FundCo" – Sasol Inzalo Groups Funding (Proprietary) Limited (Registration No. 2007/030536/07), a private company with limited liability duly incorporated under the laws of the RSA;

160.1.1.2   "Groups FundCo Call Option" – the call option granted by the Groups FundCo Preference Shareholders to the Company as set out in clause 10 of the Groups FundCo Subordination and Agency Agreement;

160.1.1.3   "Groups FundCo Preference Share" – a Class A Preference Share, a Class B Preference Share or a Class C Preference Share issued by Groups FundCo from time to time;

160.1.1.4   "Groups FundCo Preference Share Agent" – the preference share agent appointed by the Groups FundCo Preference Shareholders in writing to act on their behalf pursuant to clause 4 of the Groups FundCo Subordination and Agency Agreement;

160.1.1.5   "Groups FundCo Preference Shareholder" – a holder of one or more Groups FundCo Preference Shares at that point in time;

160.1.1.6   "Groups FundCo Release Date" in respect of a Sasol Preferred Ordinary Share held by Groups FundCo – the date on which a Release of Preference Rights occurs in respect of that Sasol Preferred Ordinary Share and on which that Sasol Preferred Ordinary Share is automatically re-designated into an Ordinary Share, being the date which is the earlier of –

160.1.1.6.1   the tenth anniversary of the Issue Date of the first Sasol Preferred Ordinary Share to be issued; or

160.1.1.6.2   the date of receipt by the Company of a written notice from the Groups FundCo Preference Share Agent referring to the Sasol Preferred Ordinary Shares held by Groups FundCo and confirming that a Redemption Event has occurred in respect of any Groups FundCo Preference Share, unless the Company has at such date already exercised its rights under the Groups FundCo Call Option,

provided that if such date falls on a day which is not a Business Day, the Groups FundCo Release Date shall fall on the immediately succeeding Business Day;

160.1.1.7   "Groups FundCo Subordination and Agency Agreement" – the written subordination and agency agreement concluded between the Groups FundCo Preference Share Agent, the Company, Sasol Financing (Proprietary) Limited, the subscribers for Groups FundCo Preference Shares listed in annexure A to that agreement and Groups FundCo;

160.1.1.8   "Public FundCo" – Sasol Inzalo Public Funding (Proprietary) Limited (Registration No. 2008/000072/07), a private company with limited liability duly incorporated under the laws of the RSA;

160.1.1.9   "Public FundCo Call Option" – the call option granted by the Public FundCo Preference Shareholders to the Company as set out in clause 10 of the Public FundCo Subordination and Agency Agreement;

160.1.1.10   "Public FundCo Preference Share" – a Class A Preference Share, a Class B Preference Share or a Class C Preference Share issued by Public FundCo from time to time;

160.1.1.11   "Public FundCo Preference Share Agent" – the preference share agent appointed by the Public FundCo Preference Shareholders in writing to act on their behalf pursuant to clause 4 of the Public FundCo Subordination and Agency Agreement;

160.1.1.12 *"Public FundCo Preference Shareholder" – a holder of one or more Public FundCo Preference Shares at that point in time;*

160.1.1.13 *"Public FundCo Release Date" in respect of a Sasol Preferred Ordinary Share held by Public FundCo – the date on which a Release of Preference Rights occurs in respect of that Sasol Preferred Ordinary Share and on which that Sasol Preferred Ordinary Share is automatically re-designated into an Ordinary Share, being the date which is the earlier of –*

160.1.1.13.1 *the tenth anniversary of the Issue Date of the first Sasol Preferred Ordinary Share to be issued; or*

160.1.1.13.2 *the date of receipt by the Company of a written notice from the Public FundCo Preference Share Agent referring to the Sasol Preferred Ordinary Shares held by Public FundCo and confirming that a Redemption Event has occurred in respect of any Public FundCo Preference Share held by Public FundCo unless the Company has at such date already exercised its rights under the Public FundCo Call Option,*

provided that if such date falls on a day which is not a Business Day, the Public FundCo Release Date shall fall on the immediately succeeding Business Day;

160.1.1.14 *"Public FundCo Subordination and Agency Agreement" – the written subordination and agency agreement concluded between the Public FundCo Preference Share Agent, the Company, Sasol Financing (Proprietary) Limited, the subscribers for Public FundCo Preference Shares listed in annexure A to that agreement and Public FundCo;*

160.1.1.15 *"Board" – the board of directors of the Company from time to time;*

160.1.1.16 *"Business Day" – each calendar day other than Saturdays, Sundays and official public holidays in the RSA on which banks are open for business in the RSA;*

160.1.1.17 *"Class A Preference Share" – a class A cumulative fixed rate redeemable preference share with a par value of R0,01 (one cent) in the issued share capital of Groups FundCo and/or Public FundCo (as the context may indicate);*

160.1.1.18 *"Class A Preference Share Terms" – the rights, privileges and conditions attaching to the Class A Preference Shares, as set out in the Groups FundCo Subordination and Agency Agreement and the Public FundCo Subordination and Agency Agreement (as the context may indicate);*

160.1.1.19 *"Class A Preference Shareholder" in relation to a Class A Preference Share – the registered holder (as reflected in the register of members of Groups FundCo and/or Public FundCo, as the case may be) of that Class A Preference Share from time to time and for the time being;*

160.1.1.20 *"Class B Preference Share" – a class B cumulative fixed rate redeemable preference share with a par value of R0,01 (one cent) in the issued share capital of Groups FundCo and/or Public FundCo (as the context may indicate);*

160.1.1.21 *"Class B Preference Share Terms" – the rights, privileges and conditions attaching to the Class B Preference Shares, as set out in the Groups FundCo Subordination and Agency Agreement and the Public FundCo Subordination and Agency Agreement (as the context may indicate);*

160.1.1.22 *"Class B Preference Shareholder" in relation to a Class B Preference Share – the registered holder (as reflected in the register of members of Groups FundCo and/or Public FundCo, as the case may be) of that Class B Preference Share from time to time and for the time being;*

160.1.1.23 *"Class C Preference Share" – a class C cumulative floating rate redeemable preference share with a par value of R0,01 (one cent) in the issued share capital of Groups FundCo and/or Public FundCo (as the context may indicate);*

160.1.1.24 *"Class C Preference Share Terms" – the rights, privileges and conditions attaching to the Class C Preference Shares, as set out in the Groups FundCo Subordination and Agency Agreement and the Public FundCo Subordination and Agency Agreement (as the context may indicate);*

160.1.1.25 *"Class C Preference Shareholder" in relation to a Class C Preference Share – the registered holder (as reflected in the register of members of Groups FundCo and/or Public FundCo, as the case may be) of that Class C Preference Share from time to time and for the time being;*

160.1.1.26 *"Companies Act" – the Companies Act, 61 of 1973;*

160.1.1.27 *"Company" – Sasol Limited (Registration No. 1979/003231/06), a public company with limited liability duly incorporated under the laws of the RSA;*

160.1.1.28 *"Credit for STC" – the amount of any Dividends accrued to a company which may be deducted from the amount of any dividend declared by that company in determining the net amount of such dividend declared in accordance with the provisions of section 64B(3) of the Income Tax Act, 1962;*

160.1.1.29 *"Dividend" in respect of a class of shares – a dividend declared or otherwise paid by the Company to the Registered Holders of that class of shares in their capacity as such;*

160.1.1.30 *"Encumber" – any*

160.1.1.30.1 *mortgage, pledge, lien, assignment or cession conferring security, hypothecation, security interest, preferential right, trust arrangement, lease, option, right of first refusal, right of pre-emption, right of retention or any other encumbrance securing any obligation of any person;*

160.1.1.30.2 *agreement, arrangement or transaction under or pursuant to which –*

160.1.1.30.2.1 *a security interest is created and/or security is granted over any asset; and/or*

160.1.1.30.2.2 *any money or claims to, or for the benefit of, a bank or other account may be applied, set off or made subject to a combination of accounts so as to effect a full or partial discharge of any sum owed or payable to any person; or*

160.1.1.30.3 *other type of preferential agreement, arrangement or transaction (including any title transfer and retention arrangement), the effect of which is the creation of a security interest,*

and the words "Encumbrance" and "Encumbered" shall be construed in a like manner;

160.1.1.31 *"Final Preferred Ordinary Dividend" – a Dividend deemed to be declared and required to be paid in respect of each Sasol Preferred Ordinary Share on the Release Date of such Preference Ordinary Share, as contemplated in Article 160.4.3.2;*

160.1.1.32 *"General Meeting" – a general meeting of the Company;*

160.1.1.33 *"Holder" at a point in time – a registered holder of a Sasol Preferred Ordinary Share at that point in time;*

160.1.1.34 *"Issue Date" of a Sasol Preferred Ordinary Share – the date on which that Sasol Preferred Ordinary Share is issued;*

160.1.1.35 *"JSE" – the exchange operated by JSE Limited;*

160.1.1.36 *"Normal Distribution" in respect of Ordinary Shares (or any class of shares in the share capital of the Company other than the Sasol Preferred Ordinary Shares) – any Shareholder Distribution declared and paid by the Company in respect of Ordinary Shares (or that other class of shares other than the Sasol Preferred Ordinary Shares) which is not a Special Distribution;*

160.1.1.37 *"Ordinary Share" – an ordinary share of no par value listed on the JSE, in the issued share capital of the Company;*

160.1.1.38 *"Ordinary Shareholder" at a point in time – the holder of one or more Ordinary Shares at that point in time;*

160.1.1.39 *"Person" includes natural persons, companies, corporations, close corporations, trusts, foundations, firms, partnerships and other entities, juristic persons and associations of persons, wheresoever incorporated or registered and whether or not incorporated or registered;*

160.1.1.40 *"Post-Redemption Event Cashflow Waterfall" in relation to the Sasol Preferred Ordinary Shares, held by –*

160.1.1.40.1 *Groups FundCo – the "Post-Redemption Event Cashflow Waterfall" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Groups FundCo;*

160.1.1.40.2 *Public FundCo – the "Post-Redemption Event Cashflow Waterfall" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Public FundCo;*

160.1.1.41 *"Preferred Ordinary Dividend" – the cumulative preferential cash Dividend payable on each Sasol Preferred Ordinary Share, as provided for in Article 160.4;*

160.1.1.42 *"Sasol Preferred Ordinary Share" – a preferred ordinary share in the issued share capital of the Company having the rights, privileges and conditions set out in these Privileges and Conditions;*

160.1.1.43 *"Sasol Preferred Ordinary Share Class Meeting" – a meeting of the Holders as contemplated in Article 160.8;*

160.1.1.44 *"Preference Share Agent" – the Groups FundCo Preference Share Agent or the Public FundCo Preference Share Agent, as the context may indicate;*

160.1.1.45 *"Prime Rate" – the publicly quoted prime rate of interest (percent, per annum, compounded monthly in arrears and calculated on a 365 day year irrespective of whether or not the year is a leap year) as published by The Standard Bank of South Africa Limited, (or its successor) as being its prime rate from time to time, as certified by any manager of such bank whose authority, appointment and designation need not be proved;*

160.1.1.46 *"Privileges and Conditions" – the privileges and conditions attaching to the Sasol Preferred Ordinary Shares, as set out in this Article 160;*

160.1.1.47 *"Redemption Event" in relation to the Sasol Preferred Ordinary Shares held by –*

160.1.1.47.1 *Groups FundCo – the occurrence of a "Redemption Event" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms under and for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Groups FundCo;*

160.1.1.47.2 *Public FundCo – the occurrence of a "Redemption Event" as defined in the Class A Preference Share Terms, Class B Preference Share Terms and Class C Preference Share Terms under and for purposes of the rights, conditions and privileges of any Class A Preference Share, any Class B Preference Share or any Class C Preference Share issued by Public FundCo;*

160.1.1.48 *"Registered Holder" of a share in the Company as at a point in time – the holder of that share at that time as reflected in the register of members of the Company;*

160.1.1.49 *"Release Date" – the Groups FundCo Release Date and/or the Public FundCo Release Date, as the context may indicate;*

160.1.1.50 *"Release of Preference Rights" – the automatic cessation of all Privileges and Conditions set out in Articles 160.3, 160.4, 160.6, 160.7, 160.8, 160.9, 160.10, 160.12 and 160.13 attaching to a Sasol Preferred Ordinary Share and the automatic re-designation of such Sasol Preferred Ordinary Share into and as an Ordinary Share in accordance with Article 160.11;*

160.1.1.51 *"RSA" – the Republic of South Africa;*

160.1.1.52 *"Shareholder Distribution" in respect of a class of shares – a Dividend, a capital or other distribution or any other payment to Registered Holders of that class of shares in their capacity as such;*

160.1.1.53 *"Special Distribution" – any Dividend or other Shareholder Distribution declared and paid by the Company which (i) does not coincide (in respect of date) with either the normal annual final Dividend or normal semi-annual interim Dividend declared by the Company on or in respect of the Ordinary Shares, or (ii) entails the declaration or distribution of any Dividend in specie, or (iii) entails the payment or distribution of an amount exceeding 5% of the Company's market capitalisation on the JSE as at the date of declaration, but then only in respect of the amount of such excess, or (iv) is paid in respect of the Sasol Preferred Ordinary Shares as a result of a share buy-back transaction in terms of Article 160.5, or (v) is described by the Board as a special, extraordinary or abnormal Dividend or Shareholder Distribution;*

160.1.1.54 *"STC" – secondary tax on companies levied in terms of the Income Tax Act 58 of 1962 (as amended, repromulgated or substituted from time to time);*

160.1.1.55 *"Tax" – any tax, duty, levy, surcharge or imposition of any nature whatever, and any penalties or interest payable in respect thereof, which may be lawfully imposed under the laws of the RSA, including STC or any other tax on Dividends.*

160.1.2 *When calculating any increase, decrease and/or reduction for purposes of determining any Tax, Credit for STC or credit for Tax on Dividends, such calculation shall be done on the basis of no double counting.*

160.1.3 *When the day for performance of any obligation of the Company in relation to the Sasol Preferred Ordinary Shares is not a Business Day then the Company shall perform such obligation on the immediately succeeding Business Day on the basis that such later performance shall not affect any calculation required to be made in respect of the Sasol Preferred Ordinary Shares.*

160.1.4 *All calculations to be made by applying an annualised rate to an amount shall be made on the basis of the assumption that the year in question is a 365 day year.*

160.1.5 *Any term used in this Article 160 that refers to a South African legal concept or process (for example, without limiting the aforegoing, winding up, judicial management, curatorship or the like) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction to the laws of which the Company may be or become subject.*

160.1.6 Any reference to any statute, regulation or other legislation shall be a reference to that statute, regulation or other legislation as at the Issue Date, and as amended or substituted from time to time.

160.1.7 Any reference to any agreement, deed, bond or other document shall include a reference to all annexures, appendices, schedules and other attachments thereto and shall be a reference to that agreement, deed, bond or other document (including such annexures, appendices, schedules and other attachments thereto) as amended, novated and/or replaced from time to time.

160.1.8 Any reference to "Subsidiary", "Subsidiary Company", "Subsidiaries" or "Holding Company" shall be given the meaning which would be ascribed thereto in accordance with the provisions of the Companies Act. Where any term is defined within a particular Article other than this Article 160, that term shall bear the meaning ascribed to it in that Article wherever it is used in this Article 160.

160.1.9 Where any period or number of days is to be calculated, such period or number shall be calculated as including the first day and excluding the last day, provided that if the last day of such period or number so calculated falls on a day which is not a Business Day, the last day shall be deemed to be the immediately succeeding day which is a Business Day.

160.1.10 The use of the word "including", "include" and "includes" followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such wording or such specific example/s.

160.1.11 The word "Dispose" shall mean any form of alienation of any property or assets and any agreement for such form of alienation of property or assets and shall include a sale, donation, pledge, cession, assignment or licence, and the words "Disposed", "Disposition" and "Disposal" shall be construed in a like manner, provided that the payment of money shall not constitute a Disposal.

160.1.12 The word "Month", notwithstanding anything in Article 1(i), means a period starting on one day in any calendar month and ending on the day before the numerically corresponding day in the next calendar month, provided that (i) if any such period would otherwise end on a day in the later calendar month which is not a Business Day, it shall end on the immediately preceding Business Day in the later calendar month and (ii) if a period starts on the last Business Day in a calendar month, or if there is no numerically corresponding day in the next calendar month in which that period ends, that period shall end on the last Business Day in that later calendar month.

160.2 Issue and certificates

Other than in regard to the issue of the Sasol Preferred Ordinary Shares consented to by the JSE in writing on 29 February 2008, each Sasol Preferred Ordinary Share shall be issued, in accordance with such requirements as the JSE may impose from time to time. Each Sasol Preferred Ordinary Shares shall be issued at such subscription price as may be agreed in writing between the Company and Groups FundCo or Public FundCo (as the context may indicate) for that Sasol Preferred Ordinary Share, and each Sasol Preferred Ordinary Share shall, until its Release Date, have the rights, privileges and conditions as set out in these Privileges and Conditions. The share certificate issued by the Company to a Holder in respect of each Sasol Preferred Ordinary Share held by such Holder shall be endorsed with the amount originally paid for the issue of that Sasol Preferred Ordinary Share.

160.3 Ranking

Save as provided to the contrary in Articles 160.4 to 160.9 (both inclusive) and in Articles 160.11 to 160.13 (both inclusive), each Sasol Preferred Ordinary Share shall, until its Release Date, rank pari passu in all respects with each Ordinary Share, including in relation to the right (i) to vote, (ii) to receive notice of, attend and speak at all General Meetings, (iii) to participate in any rights, capitalisation, share split, bonus, consolidation, unbundling transactions or other similar issues and offers, and (iv) to participate in and receive any Special Distribution declared or distributed by the Company to its Ordinary Shareholders, but specifically excluding the right to participate in and receive any Normal Distribution declared or distributed by the Company to its Ordinary Shareholders.

160.4 Preferred Ordinary Dividends

160.4.1 The Board shall be entitled, from time to time, to declare and pay any Dividend and to declare and distribute any other Shareholder Distribution to any Ordinary Shareholder other than Holders, provided that (notwithstanding any other provision of these Articles) –

160.4.1.1 no such declaration shall be made unless done on the basis that the payment of such Dividend or the distribution of such other Shareholder Distribution (as the case may be) shall be subject to the prior payment in full of all Preferred Ordinary Dividends that should, in terms of the following provisions of this Article 160.4, have been declared and paid as at such point in time; and

160.4.1.2 no such payment or distribution shall be made unless and until the Company has declared and paid all Preferred Ordinary Dividends that should, in terms of the following provisions of this Article 160.4, have been declared and paid as at such point in time.

160.4.2   Notwithstanding the provisions of Article 160.4.1, the Board shall be entitled to declare and pay any Dividend and any other Shareholder Distribution to the Registered Holders of preference shares in the share capital of the Company prior to the Company declaring and paying all Preferred Ordinary Dividends that should have been declared and paid as at such point in time.

160.4.3   Notwithstanding any other provision of these Articles and irrespective of whether there are sufficient profits, reserves or other amounts available for distribution, each Sasol Preferred Ordinary Share shall confer on the Holder thereof, the right to receive and be paid (in priority to the Ordinary Shareholders and the Registered Holders of any other class of shares in the capital of the Company, other than the Registered Holders of preference shares), a Preferred Ordinary Dividend (which shall be deemed to have been declared) consisting of –

160.4.3.1   on each of 31 March and 30 September in each year that –

160.4.3.1.1   falls between (i) the Issue Date of the first Sasol Preferred Ordinary Share to be issued and (ii) the earlier of the third anniversary of the Issue Date of the first Sasol Preferred Ordinary Share to be issued, and the Release Date of the last Sasol Preferred Ordinary Share still in issue and the date on which the Company is deregistered or wound-up, in circumstances where –

160.4.3.1.1.1   the period preceding the relevant such date of 31 March and 30 September is a full six month period, an amount per Sasol Preferred Ordinary Share of R16 per annum payable in equal instalments on each such dates of 31 March and 30 September in respect of the six month period preceding each such date of 31 March and 30 September; or

160.4.3.1.1.2   the period preceding the relevant such date of 31 March and 30 September is not a full six month period, an amount per Sasol Preferred Ordinary Share equal to R16 multiplied by the actual number of days in the relevant period and divided by 365 in respect of such period shorter than six months; and

160.4.3.1.2   falls between (i) the third anniversary of the Issue Date of the first Sasol Preferred Ordinary Share to be issued and (ii) the earlier of the sixth anniversary of the Issue Date, and the Release Date of the last Sasol Preferred Ordinary Share still in issue and the date on which the Company is deregistered or wound-up, an amount per Sasol Preferred Ordinary Share of R21 per annum payable in equal instalments on each such dates of 31 March and 30 September in respect of the six month period preceding each such date of 31 March and 30 September; or

160.4.3.1.3   falls between (i) the sixth anniversary of Issue Date of the first Sasol Preferred Ordinary Share to be issued and (ii) the Release Date of the last Sasol Preferred Ordinary Share still in issue and the date on which the Company is deregistered or wound-up, an amount per Sasol Preferred Ordinary Share of R27 per annum payable in equal instalments on each such dates of 31 March and 30 September in respect of the six month period preceding each such date of 31 March and 30 September, provided that if any such date of 31 March or 30 September is not a Business Day, the relevant amount shall be paid on the Business Day immediately succeeding it; plus

160.4.3.2   on the Release Date of each Sasol Preferred Ordinary Share or the date on which the Company is deregistered or wound-up (whichever occurs first), an amount in respect of that Sasol Preferred Ordinary Share equal to the amount determined in terms of Article 160.4.3.1 multiplied by the actual number of days in the period from the last date referred to in Article 160.4.3.1 on which an amount was paid up to such Release Date or date of deregistration or winding-up (as the case may be) and divided by 365 in respect of such period; plus

160.4.3.3   to the extent that any amount referred to in Article 160.4.3.1 and Article 160.4.3.2 is not paid in full on the relevant date referred to in Article 160.4.3.1 or Article 160.4.3.2 (as the case may be), an additional amount determined by compounding the unpaid amount at the Prime Rate for the period from the relevant date referred to in Article 160.4.3.1 or Article 160.4.3.2 (as the case may be) up to (and including) the date on which it is actually paid in full, compounded monthly in arrear; plus

160.4.3.4   if, for any reason, any amount declared or paid to a Holder in terms of this Article 160.4 is or becomes subject to Tax in the hands of the Holder and/or is or becomes the subject of any deduction or withholding on account of Tax, a further amount (if any) in order to place that Holder in the same overall net after Tax position that it would have been in had same not been the case, provided that the Company shall not be required to pay any amount pursuant to this Article 160.4.3.4 if the payment thereof would leave the Company in a worse overall net after Tax position than what it would have been in on the Issue Date of the first Sasol Preferred Ordinary Share (as set out in Article 160.4.5); plus

160.4.3.5   if, for any reason, any amount paid to a Holder in terms of this Article 160.4 does not carry an amount equal to 10% of the amount so paid in the form of a Credit for STC or a credit for a Tax on Dividends for which the Holder is responsible, a further amount (if any), in the form of a Dividend, in order to place that Holder in the same overall net after Tax position that it would have been in had same not been the case, provided that the Company shall not be required to pay any amount pursuant to this Article 160.4.3.5 if the payment thereof would leave the Company in a worse overall net after Tax position than what it would have been in on the Issue Date of the first Sasol Preferred Ordinary Share (as set out in Article 160.4.5).

160.4.4   The Company shall be entitled to increase any amount determined in terms of Article 160.4.3 from time to time.

160.4.5   For purposes of determining the Company's overall net after Tax position as referred to in Articles 160.4.3.4 and 160.4.3.5 –

160.4.5.1   it is recorded that, as at the Issue Date of the first Sasol Preferred Ordinary Share to be issued, the Company would (i) not have been entitled to claim any deduction for or reduction of Tax in respect of any amounts paid to any Holder in terms of this Article 160, (ii) have been obliged to pay STC of 10% on all amounts declared for payment to the Holders in terms of this Article 160, (iii) not have to pay Tax on Dividends paid to Holders, and (iv) not have been obliged to deduct from or pay any withholding Tax on Dividends paid to Holders; and

160.4.5.2   only circumstances which relate to the Sasol Preferred Ordinary Shares shall be taken into account for the determination to be made.

160.4.6   For purposes of determining a Holder's overall net after Tax position as referred to in Articles 160.4.3.4 and 160.4.3.5, it is recorded that, as at the Issue Date of the first Sasol Preferred Ordinary Share to be issued, that Holder would (i) not have to pay Tax on any Dividend accrued to or received by it, and (ii) have received a benefit in the form of a Credit for STC on any Dividend accrued to or received by it in an amount equal to 10% of the amount so accrued or received.

160.5 Share buy-backs

Notwithstanding the provisions of Article 160.3, until the Release Date, the Company shall not (without the prior written consent of Groups FundCo or Public FundCo holding such Sasol Preferred Ordinary Shares, as the case may be) be entitled to buy-back any Sasol Preferred Ordinary Share unless –

160.5.1   such buy-back transaction is conducted in respect of Ordinary Shares pursuant to a general repurchase of securities where the Company undertakes to buy-back securities pro rata from all its shareholders and such transaction complies with the requirements of a general repurchase of securities as contained in the Listings Requirements of the JSE, and the objective of such buy-back transaction is not to accommodate the introduction of any new shareholder (or class of shareholders) or the change in shareholding of any existing shareholder (or class of shareholders) in the Company;

160.5.2   the proceeds received as a result of such buy-back transaction will constitute a Special Distribution; and

160.5.3   such buy back transaction constitutes an arms' length transaction specifically approved by the Company.

160.6 Winding-up

On a deregistration or winding-up of the Company –

160.6.1   all Preferred Ordinary Dividends that should, in terms of Article 160.4, have been declared and paid as at such point in time, shall automatically be declared (to the extent not yet declared) and shall be paid in priority to any Shareholder Distribution to Ordinary Shareholders or the Registered Holders of any other classes of shares in the capital of the Company from time to time other than any Shareholder Distributions to the Registered Holders of preference shares; and

160.6.2   thereafter, each Sasol Preferred Ordinary Share shall participate pari passu with each Ordinary Share in the remaining profits and assets of the Company.

160.7 No listing

The Sasol Preferred Ordinary Shares are not, and shall not at any time prior to their respective Release Dates, be listed on the JSE or any other stock or securities exchange.

160.8 Sasol Preferred Ordinary Share Class Meetings

160.8.1   If and to the extent the provisions of this Article 160.8 conflict with those in Article 44 to Article 52, the provisions of this Article 160.8 shall prevail in respect of the Sasol Preferred Ordinary Shares.

160.8.2   Any modification of, or alteration or variation to, any of the Privileges and Conditions may only be effected with the prior approval of a General Meeting and with the prior written consent of both Preference Share Agents (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) and with the prior –

160.8.2.1   written consent of each of the Holders; or

160.8.2.2   sanction of a resolution passed at a Sasol Preferred Ordinary Share Class Meeting by 75% of the votes exercisable and exercised by Holders who are present in Person or by proxy or represented at such Sasol Preferred Ordinary Share Class Meeting.

160.8.3   The provisions of Articles 44 to 64 relating to General Meetings shall apply, mutatis mutandis, to each Sasol Preferred Ordinary Share Class Meeting, except that a quorum at each such Sasol Preferred Ordinary Share Class Meeting shall be such Holder(s) (present in Person or by proxy or represented) which are at the time of the Sasol Preferred Ordinary Share Class Meeting the Registered Holders of at least one quarter of the then issued Sasol Preferred Ordinary Shares; provided that the quorum at any adjourned meeting shall be any Holder.

160.8.4   The provisions of these Articles relating to adjourned General Meetings shall apply, mutatis mutandis, if a quorum is not present at any Sasol Preferred Ordinary Share Class Meeting.

160.9   Restriction on sale and encumbrance of Sasol Preferred Ordinary Shares

160.9.1   A Holder shall not be entitled to directly or indirectly –

160.9.1.1   Dispose of all or any of the Sasol Preferred Ordinary Shares held by it or all or any of its rights and/or interests therein or thereto or forming part thereof save pursuant to a share buy-back allowed in terms of Article 160.5 or as may be agreed in writing between the Company, the Holder and the relevant Preference Share Agent(s) (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) from time to time. The Company hereby irrevocably agrees to the disposal of such number of Sasol Preferred Ordinary Shares (or, after the Release Date, Ordinary Shares) as the relevant Preference Share Agent (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) may decide to Dispose in accordance with such written agreement or in accordance with any encumbrance (permitted in terms of Article 160.9.1.2) that may be given over the Sasol Preferred Ordinary Shares in future; or

160.9.1.2   Encumber all or any of the Sasol Preferred Ordinary Shares or all or any of its rights and/or interests therein or thereto or forming part thereof save as may be agreed in writing between the Company, the Holder and the relevant Preference Share Agent(s) (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue) from time to time. The Company hereby irrevocably agrees to the Sasol Preferred Ordinary Shares being dealt with in accordance with such written agreement and (once it becomes legally competent to do so) to the Sasol Preferred Ordinary Shares being Encumbered as security for the obligations of Groups FundCo to the Groups FundCo Preference Shareholders in relation to the Groups FundCo Preference Shares and as security for the obligations of Public FundCo to the Public FundCo Preference Shareholders in relation to the Public FundCo Preference Shares.

160.9.2   Upon a Disposal of any Sasol Preferred Ordinary Shares (or, after the Release Date, Ordinary Shares) as a result of the enforcement of any Encumbrance as security for –

160.9.2.1   the obligations of Groups FundCo to the Groups FundCo Preference Shareholders (referred to in Article 160.9.1.2); or

160.9.2.2   the obligations of Public FundCo to the Public FundCo Preference Shareholders referred to in Article 160.9.1.2;

any surplus amount that exists after all claims of the Groups FundCo Preference Shareholders and/or the Public FundCo Preference Shareholders (as the case may be) have been satisfied in full, and after payment to Sasol in accordance with the Post-Redemption Event Cashflow Waterfall shall be paid to Groups FundCo and/or Public FundCo (as the case may be).

160.9.3   The Company shall not register any transfer of a Sasol Preferred Ordinary Share which is not effected in compliance with this Article 160.9.

160.10   Consolidations and Subdivisions

If at any time the Ordinary Shares are consolidated into a smaller number of Ordinary Shares, or are subdivided into a larger number of Ordinary Shares, in a specific ratio ("Specific Ratio") –

160.10.1   the Sasol Preferred Ordinary Shares shall similarly and simultaneously be consolidated into a smaller number of Sasol Preferred Ordinary Shares, or be subdivided into a larger number of Sasol Preferred Ordinary Shares (as the case may be), in the Specific Ratio; and

160.10.2   the amounts referred to in Articles 160.4.3.1, 160.4.3.2 and 160.4.3.3 shall similarly be divided and/or multiplied (as the case may be) in the Specific Ratio so as to ensure that the aggregate amount that will be paid on the Sasol Preferred Ordinary Shares post such consolidation or subdivision is equal to the aggregate amount that was payable on the Sasol Preferred Ordinary Shares prior to such consolidation or subdivision.

160.11 *Release of Preference Rights*

160.11.1　*If any Redemption Event occurs in respect of any Groups FundCo Preference Share, the Groups FundCo Preference Share Agent (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue by Groups FundCo and Sasol has not exercised its right to acquire the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) may deliver a written notice to the Company to that effect and advising that a Release of Preference Rights is required in respect of the Sasol Preferred Ordinary Shares referred to in such notice. If any Redemption Event occurs in respect of any Public FundCo Preference Share, the Public FundCo Preference Share Agent (if, at the time, there is any Class A Preference Share, any Class B Preference Share or any Class C Preference Share in issue by Public FundCo and Sasol has not exercised its right to acquire the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) may deliver a written notice to the Company to that effect and advising that a Release of Preference Rights is required in respect of the Sasol Preferred Ordinary Shares referred to in such notice.*

160.11.2　*On the Release Date of each Sasol Preferred Ordinary Share –*

160.11.2.1　*the Company shall pay the Final Preferred Ordinary Dividend in respect of that Sasol Preferred Ordinary Share; and*

160.11.2.2　*there shall automatically occur a Release of Preference Rights in respect of that Sasol Preferred Ordinary Share and that Sasol Preferred Ordinary Share shall automatically be re-designated as an Ordinary Share, ranking pari passu in all respects with each other Ordinary Share.*

160.11.3　*Within three Business Days after the Release Date of each Sasol Preferred Ordinary Share, the Company shall procure the necessary electronic entries being made in the Company's sub-register reflecting the Holder of that Sasol Preferred Ordinary Share as holding an Ordinary Share, and from the date on which such entries are made, the share certificate of the Sasol Preferred Ordinary Share shall no longer be valid. The Company shall within such three Business Day period also take all necessary steps and comply with all necessary procedures for the dematerialisation of the Sasol Preferred Ordinary Shares which have become subject to a Release of Rights with the relevant central securities depository.*

160.11.4　*The Preferred Ordinary Dividends payable in respect of each Sasol Preferred Ordinary Share shall cease to accrue from the Release Date of that Sasol Preferred Ordinary Share.*

160.11.5　*The Company shall procure that the Ordinary Shares arising pursuant to the Release of Preference Rights shall be listed on any stock or securities exchange on which the issued Ordinary Shares are then listed.*

160.11.6　*In order to comply with any formalities that may be required for any Release of Preference Rights in terms of this Article 160.11 and in order to enable the re designated Ordinary Shares to be listed as envisaged in Article 160.11.5, the Company shall, as soon as reasonably possible, but by no later than one Business Day after the Release Date of each Sasol Preferred Ordinary Share, complete any and all documents, and do all other things which may be necessary or desirable for that purpose, and failing timeous compliance by the Company with its obligations in terms hereof, the Company irrevocably and in rem suam appoints each Holder and the relevant Preference Share Agent (or any Person appointed by any of them for such purpose) in its name and stead, to attend to all of the aforegoing.*

160.11.7　*On the Release Date of each Sasol Preferred Ordinary Share, all Preferred Ordinary Dividends which have been declared in respect of such Sasol Preferred Ordinary Share but which were for any reason whatsoever not paid in full and which remain unpaid at that time and all Preferred Ordinary Dividends that should, in terms of Article 160.4, have been declared and paid in respect of such Sasol Preferred Ordinary Share as at such point in time, shall automatically be declared (to the extent not yet declared) and shall be paid in priority to any Shareholder Distribution to Ordinary Shareholders or the Registered Holders of any other classes of shares in the capital of the Company from time to time. The Release of Preference Rights shall not affect any accrued rights of the Holders in terms of this Article 160.*

160.11.8　*The Company shall be liable for any stamp duty and/or like Tax, charge or duty which becomes payable by the Holder in respect of a Release of Preference Rights if such Release of Preference Rights occurs as a result of the occurrence of a Redemption Event. To the extent that the Holder pays or becomes liable to pay such stamp duty or any such like Tax, charge or duty, the Company shall pay an amount to the Holder equal to the amount so paid by the Holder.*

160.12 *General*

160.12.1　*Any payment due by the Company to the Holder shall be made without set-off, deduction or any form of withholding whatsoever and shall be made by electronic funds transfer into a bank account nominated in writing by the Holder.*

160.12.2　*The Company shall not be liable for any interest on amounts which are due and payable to, and have been tendered to, the Holder under this Article 160, but which have not been claimed by such Holder.*

160.12.3　*All notices required in terms of this Article 160 shall be in writing.*

160.12.4 If any certificate issued in respect of a Sasol Preferred Ordinary Share is defaced, lost or destroyed, it shall be replaced by the Company only with the prior written consent of the relevant Preference Share Agent (if, at the time, there is any Class A Preference Share or any Class B Preference Share in issue) and upon receipt by the Company of –

160.12.4.1 either –

160.12.4.1.1 the defaced certificate; or

160.12.4.1.2 an affidavit by the Holder (or a director of the Holder) to the effect that such certificate has been lost or destroyed; and

160.12.4.1.3 a written undertaking by the Holder to indemnify the Company against any loss, liability, damage, cost or expense which the Company may suffer as a result of issuing such replacement certificate.

160.13 Stipulation

Each of the provisions of this Article 160 which, and to the extent it, confers rights on either Preference Share Agent constitutes a stipulation for the benefit of the relevant Preference Share Agent which may accept same at any time without giving any notice to the Company or to any Holder."

REPORT OF THE DIRECTORS OF SASOL LIMITED FOR THE PURPOSES OF SECTION 82 OF THE COMPANIES ACT, 1973

The directors of Sasol Limited ("the Company") report that the reasons for the proposed issue of ordinary shares of no par value in the capital of the Company to the Trustees of the:

a. *Sasol Inzalo Black Management Trust;*

b. *Sasol Inzalo Employee Trust; and*

c. *Sasol Inzalo Foundation,*

at a subscription consideration of R0,01 (one cent) per ordinary share which constitutes a lower value than the amount arrived at by dividing the stated capital of the Company by the number of ordinary shares in issue, are as follows:

1. *to facilitate the black economic empowerment initiative of the Company of which the transactions with the abovementioned trusts form a part;*

2. *to enable the aforesaid trusts, referred to in paragraphs a and b, to subscribe for an appropriate number of ordinary shares in order to incentivise employees of the Sasol Group of companies who will become beneficiaries of the aforesaid trusts; and*

3. *to enable the Sasol Inzalo Foundation to subscribe for a significant number of ordinary shares,*

as the trusts do not have resources to pay higher subscription prices. In order to protect the Company, each of the trusts has agreed to a repurchase right in favour of the Company more fully described in the Circular in which the Notice to which this report is attached, is included.

Signed for and on behalf of the directors of Sasol Limited.

N L Joubert
Company Secretary

24 April 2008

Sasol Limited

(Company registration number 1979/003231/06)
('the company')
JSE code: SOL   ISIN: ZAE000006896
NYSE code: SSL   ISIN: US8038663006



FORM OF PROXY FOR GENERAL MEETING

I/We

(Please print name in full)

Of (address)

appoint (see note 1)

1. _____ or failing him/her,

2. _____ or failing him/her,

the chairperson of the meeting as my/our proxy to attend and speak and, on a poll, to vote for me/us and on my/our behalf at the general meeting of the company which will be held on Friday, 16 May 2008 at 09:00, South African time (see note 2).

	Number of votes (insert):		
	For	*Against*	*Abstain*
1. Special resolution number 1 – Amendment of articles of association			
2. Special resolution number 2 – Creation of Sasol Preferred Ordinary Shares			
3. Special resolution number 3 – Creation of Sasol BEE Ordinary Shares			
4. Special resolution number 4 – Amendment of the capital clause in the company's memorandum			
5. Ordinary resolution number 1 – Placing of ordinary shares under the control of the directors to be allotted and issued to the trustees of the Sasol Inzalo Management Trust			
6. Special resolution number 5 – Issue of ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue to the Sasol Inzalo Management Trust			
7. Special resolution number 6 – Issue of ordinary shares to Sasol Inzalo Management Trust of which Kandimathie Christine Ramon may be a beneficiary			
8. Special resolution number 7 – Issue of ordinary shares to the Sasol Inzalo Management Trust of which Anthony Madimetja Mokaba may be a beneficiary			
9. Special resolution number 8 – Issue of ordinary shares to the Sasol Inzalo Management Trust of which Victoria Nolitha Fakude may be a beneficiary			
10. Special resolution number 9 – Issue of ordinary shares to the Sasol Inzalo Management Trust in which Black managers, other than Black executive directors, may be beneficiaries			
11. Special resolution number 10 – Issue of ordinary shares to the Sasol Inzalo Management Trust in which in future Black managers who may be employed by a member of the Sasol Group may be beneficiaries			
12. Special resolution number 11– Future repurchase of ordinary shares from the Trustees of the Sasol Inzalo Management Trust			

	Number of votes (insert):		
	For	*Against*	*Abstain*
13. Ordinary resolution number 2 – Placing of ordinary shares under the control of the directors to be allotted and issued to the Trustees of the Sasol Inzalo Employee Trust			
14. Special resolution number 12 – Issue of ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue to the Trustees of the Sasol Inzalo Employee Trust			
15. Special resolution number 13 – Issue of ordinary shares to the trustees of the Sasol Inzalo Employee Trust in which managers who are employed by a member of the Sasol Group may be beneficiaries			
16. Special resolution number 14 – Issue of ordinary shares to the Trustees of the Sasol Inzalo Employee Trust in which future managers who will be employed by a member of the Sasol Group may be beneficiaries			
17. Special resolution number 15 – Future repurchase of ordinary shares from the Trustees of the Sasol Inzalo Employee Trust			
18. Ordinary resolution number 3 – Placing of ordinary shares under the control of the directors to be allotted and issued to the Trustees of the Sasol Inzalo Foundation ("Foundation")			
19. Special resolution number 16 – Issue ordinary shares at a price lower than the stated capital divided by the number of ordinary shares in issue to the Trustees of the Foundation			
20. Special resolution number 17 – Future repurchase of ordinary shares from the Trustees of the Foundation			
21. Ordinary resolution number 4 – Placing of Sasol Preferred Ordinary Shares under the control of the directors to be allotted and issued to Sasol Inzalo Groups Funding (Proprietary) Limited			
22. Special resolution number 18 – Provision of financial assistance in terms of section 38(2A) of the Companies Act to Sasol Inzalo Groups Funding (Proprietary) Limited			
23. Special resolution number 19 – Provision of financial assistance in terms of section 38(2A) of the Companies Act to the Trustees of the Sasol Inzalo Groups Facilitation Trust			
24. Ordinary resolution number 5 – Placing of Sasol BEE Ordinary Shares under the control of the directors to be allotted and issued to directors of the Company			
25. Special resolution number 20 – Provision of financial assistance in terms of section 38(2A) of the Companies Act to the Trustees of the Sasol Inzalo Public Facilitation Trust			
26. Ordinary resolution number 6 – Placing of Sasol Preferred Ordinary Shares under the control of the directors to be allotted and issued to Sasol Inzalo Public Funding (Proprietary) Limited ("Public FundCo")			
27. Special resolution number 21 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Mandla Sizwe Vulindlela Gantsho may be indirectly interested			
28. Special resolution number 22 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Sam Montsi may be indirectly interested			
29. Special resolution number 23 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Thembalihle Hixonia Nyasulu may be indirectly interested			
30. Special resolution number 24 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Anthony Madimetja Mokaba may be indirectly interested			
31. Special resolution number 25 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Victoria Nolitha Fakude may be indirectly interested			

	Number of votes (insert):		
	For	*Against*	*Abstain*
32. Special resolution number 26 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Kandimathie Christine Ramon may be indirectly interested			
33. Special resolution number 27 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which Imogen Nonhlanhla Mkhize may be indirectly interested			
34. Special resolution number 28 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which a Black manager employed by a member of the Sasol Group may be indirectly interested			
35. Special resolution number 29 – Provision of funding and/or the furnishing of security by the Company to Public FundCo in which a manager employed by a member of the Sasol Group (other than those referred to in special resolution number 28 contained in the notice of general meeting) may be indirectly interested			
36. Special resolution number 30 – Provision of financial assistance in terms of section 38(2A) of the Companies Act to Public FundCo			
37. Ordinary resolution number 7 – Authority to give effect to all resolutions			
38. Special resolution number 31 - Provision of financial assistance in terms of section 38(2A) of the Companies Act to the Trustees of the Sasol Inzalo Management Trust			
39. Special resolution number 32 – Provision of financial assistance in terms of section 38(2A) of the Companies Act to the Trustees of the Sasol Inzalo Employee Trust			
40. Special resolution number 33 - Provision of financial assistance in terms of section 38(2A) of the Companies Act to the Trustees of the Sasol Inzalo Foundation			

Signed at _____ on _____ 2008

Signature _____

Assisted by me (where applicable) _____

Each member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and, on a poll, vote in his stead. A proxy need not be a member of the company.

Please read the notes on the reverse side of this form of proxy.

Notes:

1. Only registered shareholders who are registered in the register of members of the company under their own name may appoint a proxy or alternatively attend the meeting.

   Beneficial shareholders, whose shares are not registered in their own name, but in the name of another, e.g. a nominee, may not appoint a proxy or attend the meeting unless a proxy is issued to them by the registered shareholder. Beneficial shareholders who are not also registered shareholders should contact the registered shareholder for assistance in issuing instructions on voting their shares or obtaining a proxy to attend the meeting.

2. All beneficial owners who have dematerialised their shares through a Central Securities Depository Participant ("CSDP") or broker, other than those shares in their own name, must provide the CSDP or broker with a voting instruction, or request their CSDP or broker for a letter of representation, should they wish to attend the meeting in person, in terms of their Custody Agreement with the CSDP or broker.

3. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the chairperson of the meeting." Any such deletion must be initialled by the shareholder. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

4. A shareholder's instruction to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the meeting, as he deems fit, in respect of all the shareholder's votes exercisable thereat, but where the proxy is the chairperson, failure to comply will be deemed to authorise the proxy to vote in favour of the resolution.

   A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by his proxy.

5. A shareholder's authorisation to the proxy, including the chairperson of the meeting, to vote on his or her behalf, shall be deemed to include the authority to vote on procedural matters at the meeting.

6. Shareholders are advised that the company has appointed Computershare Investor Services (Proprietary) Limited as its proxy solicitation agent. Forms of proxy must be received by Computershare Investor Services (Proprietary) Limited on or before 09:00, South African time, on Wednesday, 14 May 2008. Forms can be posted or hand delivered.

7. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the meeting and speaking and voting in person thereat and the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy.

9. Any alteration must be initialled by the signatory(ies).

10. **ADR holders please note:** Registered holders who hold their American Depositary Receipts in physical form will receive a proxy card and voting instructions from the Bank of New York Mellon. Beneficial holders who hold their American Depositary Receipts in book entry form will receive their proxy card and voting instructions from their broker.

Computershare Investor Services (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
Republic of South Africa
PO Box 61051, Marshalltown, 2107
Republic of South Africa
Telephone +27 (0) 11 370-5000

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